Form 10-K, Exhibit 13
period 2002-12-31
BIW LTD
filed 2003-03-31
CIK 1169237

BIW LIMITED

                                      2002

                                  ANNUAL REPORT

















                                forward progress

                                 COMPANY PROFILE


BIW Limited (BIW or the Company) is the
parent company of Birmingham Utilities,
Inc. (BUI or Birmingham Utilities), a
regulated public water service company
which collects and distributes water for domestic, commercial and industrial uses and fire protection in Ansonia, Derby and in small parts of the contiguous
Town of Seymour, Connecticut and
Birmingham H2O Services, Inc. (BHS or
Birmingham H2O Services), which provides water related services to other water utilities, contractors and individuals throughout Connecticut.

                                           CONTENTS
                                           2 Chairwoman & President's Letter
                                           6 Board of Directors & Officers
                                           7 Financial Information

FINANCIAL HIGHLIGHTS

(000's omitted except for per share data)   2002     2001     2000     1999     1998
-------------------------------------------------------------------------------------
Operating Revenues                        $ 4,836  $ 4,852  $ 4,496  $ 4,624  $ 4,395
Income before Interest Expense                978    1,033    1,126    1,368    1,170
Income from Land Dispositions                 261    5,133      133      --     3,354
Net Income                                    817    5,655      726      920    3,911
Earnings Per Share-Basic                      .50     3.48      .45      .59     2.55
Earnings Per Share-Diluted                    .49     3.41      .44      .56     2.48
Cash Dividends Declared (per share)           .60      .58      .50      .40      .34
Total Assets                               22,321   22,681   19,958   18,281   19,519
Long-Term Debt                              4,042    4,136    4,230    4,324    4,418
Short-Term Debt                                94       94    2,330      454       94
Shareholders' Equity                       12,889   13,057    8,277    8,147    7,648

Events from
this year will
allow us to
move forward
with our vision
of achievement
and growth.

progress 2002

> BIW Limited is established to
  facilitate growth opportunities.

> Birmingham H2O Services, Inc.
  is formed to incorporate
  non-regulated services.

> Expansion of our Beaver Brook
  Reservoir is planned to ensure
  future water supply.

> A memorandum of understanding
  is signed with the DEP to determine
  the desirability of Class I and II
  properties.

CHAIRWOMAN &  PRESIDENT'S LETTER

We are very pleased to report to you that in 2002 your Company has continued its strategy to enhance shareholder value by taking actions that will allow us to utilize the Company's strong financial base. This strong base was created by your Company's program over the last six years to dispose of its excess watershed properties. As the cover of this report indicates, we have restructured into a holding company. As a result of this restructuring in 2002 you are now a stockholder of BIW Limited, rather than Birmingham Utilities. BIW Limited was formed to facilitate growth opportunities. As part of that growth, Birmingham H2O Services, Inc., a non-regulated subsidiary of BIW Limited, was also formed in 2002. This company will provide water related services to other water utilities, developers and individuals. Birmingham Utilities, the regulated subsidiary of BIW Limited, continues as your Company's core business. We are committed to providing water service and quality that exceeds our customers' expectations, through a system that will remain viable for many years to come, and at rates that will be affordable.

The financial results achieved in 2002 were solid, despite cost increases that for the most part, were a direct result of the events of 9/11 and the corporate scandals that have plagued the United States. In addition, expenses relating to the formation of BIW Limited were higher than expected due to a thorough and successful review by the Securities and Exchange Commission of your Company's public filings.

Net income was $817,103 in 2002 as compared to $5,655,150 in 2001 and $725,700 in 2000. Earnings per share, basic were $0.50 per share in 2002, $3.48 per share in 2001, and $0.45 per share in 2000. Earnings declinedin 2002 as net income in 2001 included gains on land sales of $5,133,379. Land sales contributed $261,317 to net income in 2002. Your Company's balance sheet continues to remain strong. Your Company has no outstanding short-term debt and an equity capitalization ratio of 76%. Cash and investments, when combined with internally generated funds, will support Birmingham Utilities' capital improvement program in 2003.

Your Company, in 2002, continued its long-term infrastructure replacement program. This program was identified and approved as "sound engineering practices" in a 1995 rate decision issued by the Department of Public Utility Control (DPUC). As a result of this capital improvement program, and to a lesser extent, increases in operating expenses since the last rate decision, Birmingham Utilities, on February 11, 2003, filed an application with the DPUC for a $1,576,183 water service rate increase. This rate application proposes to add to the Company's rate base all capital additions made since 1997. The requested increase amounts to a 65% increase in rate base since 1997 which in turn should increase utility operating income significantly over the amount allowed in Birmingham Utilities' last rate decision.

Birmingham Utilities' capital improvement program in 2002 focused on rebuilding well field buildings in Derby and Seymour and the continued replacement of older and undersized 4-inch mains. The well field improvements added bulk storage containment areas and segregated those areas from the control areas, thereby creating a safer and more efficient work environment. The replacement of 4-inch mains continues. To date, 70% of all 4-inch mains have been replaced by larger mains 8-inch or above. By replacing these mains, which in large part were put into service over 100 years ago, water quality will improve, flows will increase and maintenance is reduced while long-term viability of the system is greatly enhanced.

In 2003, Birmingham Utilities will continue to upgrade its facilities where the work is most needed based on continued sound engineering practices. Removal of undersized mains will go forward. Birmingham Utilities expects to relocate a well at its Seymour well field and we expect to complete all low system improvements once the Division Street Bridge crossing is completed.

The Company also expects to seek permits to begin an expansion program in 2003 at the Beaver Brook Reservoir. The Company believes that expansion of this reservoir, which will increase its current capacity from 450,000,000 gallons to 800,000,000 gallons, will ensure the region additional safe water supply for use by Birmingham Utilities and for future growth of the region. Currently, this supply is used for emergency purposes only. This project, which is expected to be completed in 2015, will allow Birmingham Utilities to use this supply for its customers and potentially sell excess water supply to neighboring water utilities. The Company has chosen a partner for this project, which will allow the Company to be paid a fee for the materials removed during the expansion process.

On December 12, 2002 Birmingham Utilities signed a memorandum of understanding
(MOU) with the State of Connecticut, Department of Environmental Protection
(DEP) that will allow the DEP to conduct an evaluation of Birmingham Utilities' Class I and II lands to determine the resource value and potential desirability of the lands for purchase as open space, passive outdoor recreation, or natural resource conservation and preservation. The MOU allows for this evaluation to take place within a two-year period. Currently, Birmingham Utilities owns approximately 1,400 acres of Class I and II properties.

As we noted earlier, Birmingham H2O Services was incorporated in 2002. This non-regulated corporation will perform services related to our core water service business. In 2002, Birmingham H2O Services recorded revenues of $346,000 with a gross profit of over $109,000. We will expand on these activities in 2003, as we believe there are additional business opportunities in the marketplace that will support these services.

Your Company has continued its forward progress in 2002. The formation of BIW Limited and Birmingham H2O Services, the preparation and filing of a rate application for Birmingham Utilities, and the signing of a memorandum of understanding all support the strategy of increasing shareholder value. We are excited about the future prospects of your Company, and we will continue to explore other opportunities related to our core business expertise to enhance that value further.

It is with sincere gratitude that we thank all employees for their dedication and work ethic and the directors of the Company for their guidance and support in enabling us to achieve our goals and objectives.
Sincerely,

/s/ Betsy Henley-Cohn
Betsy Henley-Cohn
Chairwoman

/s/ John S. Tomac
John S. Tomac
President and Treasurer

BOARD OF DIRECTORS
BETSY HENLEY-COHN (2)*           ALVARO DA SILVA (1,3)               KENNETH E. SCHAIBLE (1,3)
Chairwoman of the Board          President, DSA Corp.;               Real Estate Developer;
of Directors of the Company;
                                 President, B.I.D., Inc.             Previously, Senior Vice
Chairman and Treasurer,          (land development & home            President, Webster Bank
Joseph Cohn & Sons, Inc.;        building company);                  (1995-1996);

Director, UIL Holdings Corp.;    Managing Partner, Connecticut       President, Shelton Savings
Director, Aristotle Corp.;       Commercial Investors, LLC.,         Bank and Shelton Bancorp.,
                                 (a commercial real estate and       Inc. (1972-1995)
Director Citizens Bank of        investment partnership)
Connecticut (1997-1999);                                             CHARLES T. SECCOMBE
                                 THEMIS KLARIDES (2,4)               Director Emeritus
* Ex-Officio on all other        Associate Attorney, Law Offices
   committees                    of Shawn K. Splan, Shelton;         OFFICERS

JOHN S. TOMAC (2)                State Representative,               BETSY HENLEY-COHN
President and Treasurer          114th District, Connecticut         Chairwoman and CEO
of the Company                   General Assembly
                                                                     JOHN S. TOMAC
ALDORE J. RIVERS (2,4)           B. LANCE SAUERTEIG (2,4)            President and Treasurer
Retired; President of the        Lawyer in Practice in Westport;
Company from 1985 to                                                 JOHN J. KEEFE, JR.
October 1998                     Principal in BLS Strategic          Vice President, Operations
                                 Capital, Inc. (financial and
MICHAEL J. ADANTI (1,4)          investment advisory company);       HENRIETTA VITALE
President, Southern                                                  Secretary
Connecticut State                Previously, President,
University                       First Spring Corporation            DIANE G. DEBIASE
                                 (1986-1994) (private                Assistant Treasurer
MARY JANE BURT (1,4)             family investment
Realtor, H. Pearce Co.;          management company);

Principal, The Laurel Group;     Director, OFFITBANK
                                 (a New York based private
Previously, President Burt       investment management bank)
Medical Lab 1984-1998

JAMES E. COHEN (2,3)
Lawyer in Practice in Derby

COMMITTEES

(1) Audit Committee meets quarterly with management and independent accountants to review and discuss the scope and results of the annual audit and quarterly reviews of the Company's financial statements.

(2) Executive Committee reviews strategic planning alternatives, recommends to and advises the Board of Directors on financial policy, issuance of securities and other high priority issues.

(3) Committee on Directors makes recommendations to the Board of Directors for Board replacements when they become available and for compensation levels for the Board of Directors.

(4) Personnel and Pension Committee makes recommendations to the Board of Directors regarding officers' compensation including the promotion and hiring of officers; reviews Company fringe benefit plans other than retirement plans; reviews the Pension Trust Fund of the Birmingham Utilities, Inc. Defined Benefit Plan and the Retired Employee Welfare Benefit Trust for retiree medical benefits; reviews and determines actuarial policies, investment guidelines and selects the investment manager.

FINANCIAL HIGHLIGHTS

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED SECURITY HOLDING MATTERS
As of December 31, 2002, there were approximately 446 record holders of the Company's common stock. Approximately 64% of the Company's stock is held in "nominee" or "street" name. The Company's common stock trades on the American Stock Exchange under the symbol "BIW". The following table sets forth the dividend record for the Company's common stock and the range of bid prices for the last two calendar years. The stock prices are based upon American Stock Exchange records provided to the Company. The prices given are retail prices. Birmingham Utilities' Mortgage Bond Indenture under which its First Mortgage Bonds are issued contains provisions that limit the dividends BUI may pay under certain circumstances.

                                                         Dividend
                                      High       Low       Paid
-----------------------------------------------------------------
2002     First Quarter               $19.05    $17.56      $.15
         Second Quarter               20.75     17.55       .15
         Third Quarter                18.93     16.08       .15
         Fourth Quarter               18.45     17.70       .15

2001     First Quarter               $14.00    $12.25      $.145
         Second Quarter               15.50     14.00       .145
         Third Quarter                17.10     14.25       .145
         Fourth Quarter               18.85     15.00       .145

SELECTED FINANCIAL DATA
Presented below is a summary of selected financial data for the years 1998 through 2002:

(000's omitted except for per share data)     2002        2001        2000        1999        1998
---------------------------------------------------------------------------------------------------
Operating Revenues                           $4,836      $4,852     $ 4,496     $ 4,624     $ 4,395
Income before Interest Expense                  978       1,033       1,126       1,368       1,170
Income from Land Dispositions**                 261       5,133         133           -       3,354
Net Income                                      817       5,655         726         920       3,911
Earnings Per Share-Basic*                       .50        3.48         .45         .59        2.55
Earnings Per Share-Diluted*                     .49        3.41         .44         .56        2.48
Cash Dividends Declared (per share)*            .60         .58         .50         .40         .34
Total Assets                                 22,321      22,681      19,958      18,281      19,519
Long Term Debt                                4,042       4,136       4,230       4,324       4,418
Short Term Debt                                  94          94       2,330         454          94
Shareholders' Equity                         12,889      13,057       8,277       8,147       7,648

* Reflects the 2-for-1 stock split that took place on March 18, 1999. All prior periods have been adjusted to reflect the stock split.

** See Management's Discussion and Analysis, Results of Operations - Land
   Dispositions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

OVERVIEW
The Company recorded net income of $817,103 in 2002 as compared to $5,655,150 in 2001 and $725,700 in 2000. Earnings per share, basic for 2002, 2001 and 2000 were $.50, $.3.48 and $.45, respectively. The decrease in net income of $4,838,047 in 2002 is principally a result of a decline in income derived from land sales. Approximately 900 acres of land was sold in 2001 versus 27 acres sold in 2002. Decreased revenues and increased operating expenses for Birmingham Utilities more than offset increased income from Birmingham H2O Services. The increase in net income of $4,929,450 in 2001 versus 2000 is principally a result of the land sales that took place in the second and third quarters of 2001.

REVENUES
Total operating revenues of the Company were $4,836,323 in 2002 versus $4,852,281 recorded in 2001. Water sales of $4,489,826 in 2002 were $126,010 lower than recorded water sales of $4,615,836 for 2001. Decreased consumption from all classes of customers accounts for this decline as the weather patterns in 2002 were not as hot and dry as the weather patterns in 2001. Increased revenues of $110,052 from service operations almost offset the decline in water sales. Operating revenues in 2001 were $355,829 higher than 2000 as water consumption in 2001 was greater due to a hot and dry extended summer period coupled with revenues from service operations.

OPERATING EXPENSES
Operating expenses of $3,048,429 for 2002 are $310,698 higher than operating expenses of $2,737,731 that occurred in 2001. Costs for the formation of the holding company, a non-recurring expense, accounts for approximately $150,000 of the variance. Property and liability insurance, professional fees, pension expense and workers compensation costs also increased in 2002. Increased operating costs relating to Birmingham H2O Services also contributed to this variance. Operating expenses in 2001 were $303,080 higher than the expense levels of 2000. In addition to costs associated with service operations, increased chemical costs, transmission and distribution expenses relating to meter and line expense, health insurance costs, 401k expense, pension expense and workers compensation insurance all relating to Birmingham Utilities principally account for the increase.

MAINTENANCE EXPENSES
Maintenance expenses of $265,199 are $54,782 higher than maintenance expenses of $210,417 for 2001. Increased costs relating to main and service line repairs and increased maintenance of general plant accounts for this variance. Maintenance expenses in 2001 were $5,704 lower than the comparable expenses in 2000. Lower water main maintenance expense relating to fewer main breaks in 2001 was somewhat offset by increased water treatment equipment maintenance and meter and service line maintenance expense.

DEPRECIATION
Depreciation of $577,620 in 2002 exceeds depreciation of $548,119 in 2001 by $29,501 due to the continuation of plant additions in 2002. Depreciation in 2001 was $38,305 higher than 2000, also as a result of utility plant additions.

TAXES OTHER THAN INCOME TAXES
Taxes other than income taxes of $390,084 for 2002 are $61,836 higher than taxes other than income taxes of $328,248 from 2001. Increases in personal property taxes as a result of the Company's capital improvement program principally account for this increase. Taxes other than income taxes for 2001 are $20,076 lower than the level of $348,324 recorded for 2000. A reduction in real estate taxes due to the sale of the property in Ansonia and Seymour in 2001 principally accounts for the decline. Somewhat offsetting this decline is increased personal property taxes relating to new plant additions throughout the Company's service territory.

INCOME TAXES
Income taxes on operations of $136,804 recorded in 2002 are $55,023 lower than the 2001 expense of $191,827 due to a decrease in operating earnings. Income taxes from operations in 2001 have increased $30,486 from the 2000 amount of $161,341 principally due to an increase in operating earnings.

The Company also incurs income tax liability for gains from land transactions, both in the year in which they occur and in the later years in which income, previously deferred in accordance with the DPUC's orders concerning the sharing of the gains between the Company's shareholders and ratepayers, is recognized by the Company. Taxes related to gains on land transactions were $322,521, $2,064,807 and $91,854 in 2002, 2001 and 2000, respectively. The Company's total income tax expense, including both the tax on operating income and on land sale gains, was $459,325 in 2002, $2,256,634 in 2001 and $253,195 in 2000.

LAND DISPOSITIONS
When Birmingham Utilities disposes of land, any gain recognized, net of taxes, is shared between ratepayers and shareholders based upon a formula approved by the DPUC. The impact of land dispositions is recognized in two places on the statement of income.

The statement of income reflects income from the disposition of land (net of taxes) of $261,317 in 2002, $5,133,379 in 2001, and $132,892 in 2000, which represent the shareholders' immediate share of income from land dispositions occurring in each year.

Land disposition income is also recognized in the financial statements as a component of operating income on the line entitled "Amortization of Deferred Income on Dispositions of Land." These amounts represent the recognition of income deferred on land dispositions which occurred in prior years. The amortization of deferred income on land dispositions, net of tax, was $394,775, $64,524, and $184,548 for the years 2002, 2001 and 2000, respectively.

Recognition of deferred income will continue over various time periods depending upon the amortization period ordered by the DPUC for each particular disposition. See Note 7 of the Financial Statements.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION
Allowance for funds used during construction (AFUDC) in 2002 of $91,644 is $45,269 higher than the recorded amount of $46,375 for 2001. AFUDC relating to the construction of the Company's new treatment facilities accounts for this increase. AFUDC in 2001 is $28,640 lower than the amount recorded in 2000 due to lower long term construction costs that resulted in lower AFUDC in 2001.

OTHER INCOME
Other income of $73,335 is $12,605 lower than other income of $85,940 recorded in 2001. Lower interest income from Birmingham Utilities cash reserves from the 2001 land sales accounts for this variance. Other income in 2001 is $45,718 higher than other income of $40,222 recognized in 2000. Increased interest income accounts for this variance.

INTEREST EXPENSE
Interest expense of $422,155 for 2002 is $88,852 lower than interest expense of $511,007 in 2001. There was no short-term borrowing in 2002 as Birmingham Utilities short-term borrowing was fully repaid at the end of the second quarter in 2001 with the proceeds from the Quillinan land sale. Interest expense for 2001 is $22,171 lower than interest expense of $533,178 for 2000. Reduced short-term borrowing in 2001 accounts for reduced interest charges

REGULATORY MATTERS AND INFLATION
Inflation, as measured by the Consumer Price Index, increased 1.6 percent, 1.6 percent and 3.4 percent in 2002, 2001 and 2000, respectively. The regulatory authorities allow the recovery of depreciation through revenues solely on the basis of the historical cost of plant. The replacement cost of utility plant would be significantly higher than the historical cost. While the regulatory authorities give no recognition in the ratemaking process to the current cost of replacing utility plant, the Company believes that, based on past practices, Birmingham Utilities will continue to be allowed to earn a return on the increased cost of their net investment when prudent replacement of facilities actually occurs.

CRITICAL ACCOUNTING POLICIES

Preparation of the Company's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Note 1 of the Notes to Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of the Company's financial statements. The most significant areas involving management estimates and assumptions are described below. Actual results could differ materially from management's estimates under different assumptions or conditions.

PUBLIC UTILITY REGULATION
The Company's accounting policies conform to the Uniform System of Accounts and ratemaking practices prescribed by the Connecticut Department of Public Utility Control (DPUC), and accounting principles generally accepted in the United States of America, which include the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," (SFAS 71). SFAS 71 requires cost based, rate regulated enterprises to reflect the impact of regulatory decisions in their financial statements. The DPUC, through the rate regulation process, can create regulatory assets that result when costs are allowed for ratemaking purposes in a period after the period in which the costs would be charged to expense by an unregulated enterprise. The balance sheets include regulatory assets and liabilities as appropriate, primarily related to income taxes and post retirement benefit costs. The Company believes, based on current regulatory circumstances, that the regulatory assets recorded are likely to be recovered and that its use of regulatory accounting is appropriate and in accordance with the provisions of SFAS 71.

REVENUE RECOGNITION
Birmingham Utilities recognizes revenue as customers are billed for water consumed. Residential, commercial, and industrial customers are metered, and revenues are based on their usage multiplied by rates approved by the DPUC. Fire protection charges are based on the length and diameter of the water main and the number of hydrants in service. The majority of customers are billed quarterly, except for industrial customers and fire protection customers, who are billed monthly. In addition, Birmingham Utilities accrues revenue for the estimated amount of water sold but not billed as of the balance sheet date. Estimates are based on actual usage from the comparable period of the previous year. Management believes that this methodology is preferable to using the most recent quarterly billing due to the seasonality of water usage.

Birmingham H2O Services recognizes revenue as services are provided.

LAND DISPOSITIONS
The net gain of each disposition, after deducting costs, expenses and taxes is allocated between the shareholders and ratepayers by a method approved by the DPUC based on legislation passed by the Connecticut General Assembly. The portion of income applicable to shareholders is recognized in the year of disposition. Income attributable to ratepayers is deferred and, for land dispositions through 2001, amortized in a manner that reflects reduced water revenue resulting from the sharing formula as determined by the DPUC. Income attributable to ratepayers for land dispositions in 2002 was allocated by the DPUC to an account stipulated as an offset to rate base for a period of 40 years.

INCOME TAXES
Except for accelerated depreciation since 1981 (federal only), the tax effect of contributions in aid of construction for the period January 1, 1987 through June 12, 1996, and in 1998, 2000 and 2001, the tax effect of bargain sales of land, for which deferred income taxes have been provided, the Company's policy is to reflect as income tax expense the amount of tax currently payable. This method, known as the flow-through method of accounting, is consistent with the ratemaking policies of the DPUC, and is based on the expectation that tax expense payments in future years will be allowed for ratemaking purposes.

The Company's deferred tax provision was determined under the liability method. Deferred tax assets and liabilities were recognized based on differences between the book and tax bases of assets and liabilities using presently enacted tax rates. The provision for income taxes is the sum of the amount of income tax paid or payable as determined by applying the provisions of enacted tax laws to the taxable income for that year and the net change during the year in the Company's deferred tax assets and liabilities.

The deferred tax asset related to land sales represents expected future tax savings resulting from sales of land required to be maintained as open space at less than market value. The Company received a charitable contribution deduction for federal tax purposes and a tax credit for state tax purposes. Unused tax benefits may be carried forward to reduce income taxes in future years; the federal charitable deduction five years and the state tax credit ten years. Utilization of these benefits is primarily subject to the extent of future earnings of the Company, including an estimate for anticipated future rate relief, for which an application for a rate increase of $1,576,183 was filed on February 11, 2003, and changes to current tax rates. In addition, the federal charitable contribution deduction is subject to an annual limitation of 10% of taxable income and, as a result of legislation passed in 2002, the state tax credit is now subject to an annual limitation of 70% of the amount of tax due. The Company has established a valuation allowance for the portion of possible tax savings not likely to be realized by the end of the carryforward periods.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In April 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB No. 13, and Technical Corrections" (SFAS 145), which rescinds the indicated statements and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured at fair value when the liability is incurred.

In October 2002, the FASB issued SFAS 147, "Acquisitions of Certain Financial Institutions," which requires that transactions involving the acquisition of financial institutions, except for transactions between two or more mutual enterprises, be accounted for in accordance with SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets."

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS 123, "Accounting for Stock-Based Compensation," by providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 by requiring prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

Adoption of these statements did not have a material impact on the Company's financial position or results of operations.

OUTLOOK
The Company believes that as a result of health, transportation and supply issues in regard to the physical movement of water, deregulation of the water industry is unlikely in the foreseeable future. Although the Company believes deregulation is not a viable option for this industry, consolidation of the water industry has been fast paced over the last five years. The consolidation strategy has allowed many small, non-viable water systems to be purchased by larger purveyors and for larger systems to merge in an effort to create economies of scale. Foreign entities have also been very active in the purchase of investor owned American water systems.

The Company believes it is prudently monitoring the economic environment in which it operates to best take advantage of market opportunities. The establishment of a holding company and formation of Birmingham H2O Services, which will provide water related services to other water utilities, contractors and individuals as well as the creation of value for Class I and II properties are expected to bring additional financial gains to the Company. Birmingham Utilities also believes it will be allowed to earn a return on the prudent investments in rate baseit has made since the last rate decision in 1998, and as a result has filed an application with the DPUC in February 2003 to include these additions in its rate base. The land sale sharing mechanism approval by the DPUC for BUI's land sale program has minimized the effects of "regulatory lag" of the ratemaking process since 1998 and has allowed BUI to make significant improvements to its water system without asking for rate relief.

The Company sees no reason why the DPUC would not allow Birmingham Utilities to earn a return on these investments in rate base which were approved in a 1995 rate decision and disclosed in numerous land sale applications to the DPUC. The Company also believes there are no environmental issues to consider that may pose a threat to regulatory treatment. The Company is in compliance with all environmental regulations including all state and federal drinking water requirements.

FINANCIAL RESOURCES

During 2002, 2001 and 2000, the Company's operations generated (utilized) funds available for investment in utility plant and for use in financing activities, including payment of dividends on common stock, of $926,880, ($1,683,876) and $991,052, respectively (see Statement of Cash Flows).

Net cash provided by operating activities increased $2,610,756 from 2001 to 2002. Income taxes were paid in 2001 resulting from land sales that took place in that year. Net cash provided by operating activities decreased $2,674,928 from 2000 to 2001 principally from income taxes paid in connection with land sales in 2001

During the 3-year period 2002, 2001 and 2000, the Company has generated sufficient funds to meet its day-to-day operational needs, including regular expenses, payment of dividends, and investment in normal plant replacements, such as new services, meters and hydrants. It expects to be able to continue to do so for the foreseeable future.

Birmingham Utilities Long-Term Capital Improvement Program will be funded from the proceeds available from the 2001 land sales, the internal generation of funds, including rate relief, as well as the Company's ability to raise capital from external sources. During 2002, 2001 and 2000, the Company's additions to utility plant, net of customer advances, were $1,932,100, $1,267,812 and $1,991,966, respectively (see Statement of Cash Flows and Note 16). These additions were financed primarily from proceeds of land sales.

Birmingham Utilities has outstanding $4,136,000 principal amount of Mortgage Bonds, due September 1, 2011, issued under its Mortgage Indenture. The Mortgage Indenture limits the issuing of additional First Mortgage Bonds and the payment of dividends. It does not, however, restrict the issuance of either long-term or short-term debt, which is either unsecured or secured with liens subject to the lien of the Mortgage Indenture.

In November 2002, Birmingham Utilities converted its 2-year $5,000,000 unsecured, revolving line of credit to a 1-year $5,000,000 unsecured revolving line of credit. There were no borrowings outstanding on the revolving line of credit on December 31, 2002 and on December 31, 2001. The interest rate on the unsecured line of credit is a variable option of 30, 60, 90 or 180-day LIBOR plus 100 basis points or prime. The Company is required to pay interest only during the revolving period. The loan is payable in full at maturity.

Birmingham Utilities' 2003 Capital Budget of $1,697,000 is two-tiered. The first tier, consisting of typical capital improvements made each year for services, hydrants and meters is budgeted for $317,500 and is expected to be financed primarily with internally generated funds.

The second tier of the 2003 Capital Budget consists of replacements and betterments, which are part of Birmingham Utilities' Long-Term Capital Improvement Program and includes $1,379,500 of budgeted plant additions. Plant additions from this part of the capital budget will be financed by proceeds from the 2001 land sales and with internally generated funds. Second tier plant additions can be, and portions of it are expected to be, deferred to future years if funds are not available for their construction.

The Company believes that through the sale of land by Birmingham Utilities in June and August of 2001, the use of short-term borrowing and internally generated funds, it can generate sufficient capital to support its 5-year capital budget currently estimated at $7,670,000. Internally generated funds in part are dependent on the extent of future rate relief. Future rate relief will be a necessary component in the process of funding this 5-year capital program. See Note 19.

On September 27, 2002, Birmingham Utilities sold 27 acres of unimproved land in Seymour, Connecticut to the State of Connecticut, Department of Environmental Protection (DEP) for $537,500. The after tax gain on this transaction amounted to $311,092 of which 16% or $49,775 was allocated by the DPUC to an account stipulated as an offset to rate base for a period of 40 years. The rate base offset account does not represent a claim by ratepayers on any assets of BUI. Rather, at the time of BUI's next rate case, the rate base offset account will be utilized in calculating rate base.

On August 17, 2001, Birmingham Utilities sold 322 acres of unimproved land in Seymour, Connecticut to the DEP for $4,338,000. The DEP exercised its right to purchase this property in accordance with Section 16-50d of the Connecticut General Statutes. Notification for this purchase was given to BUI by the DEP on February 13, 2001, subsequent to the DPUC decision approving a sale to Toll Brothers, Inc. (Toll Bros.) for the same price. The funds from this sale were held in escrow until September 25, 2001 when Toll Bros. agreed to remove all legal actions it had filed in regard to its contractual rights and administrative appeals for this sale. The total gain on this sale amounted to $2,288,297 of which $206,176 was deferred and will be recognized over a 3-year period as approved by the DPUC.

On June 28, 2001, Birmingham Utilities sold 570 acres of unimproved land in Ansonia and Seymour, Connecticut, to the DEP for $5,250,000. An additional $250,000 was contributed by the City of Ansonia for a total selling price of $5,500,000. This land was sold below market value, and therefore, the transaction was classified as a bargain sale for income tax purposes. The net gain from the sale amounted to $3,350,000 of which $315,698 was deferred and will be recognized over a 3-year period as approved by the DPUC. As a result of the bargain sale, the net gain includes tax deductions of $571,300 of which $407,400 will be carried forward to reduce the Company's tax liability in subsequent years. The $571,300 tax deduction is comprised of contribution deductions and state tax credits of $2,316,600 offset by a valuation allowance of $1,745,300.

On April 18, 2001, Birmingham Utilities sold a small parcel of property, approximately one quarter of an acre in Ansonia, Connecticut to Giaimo Associates for $30,000. The net gain on this transaction amounted to $16,956. The DPUC was not required to approve this transaction, as the sales price was less than the required threshold of $50,000.

The Company maintains a common stock Dividend Reinvestment Plan (the Plan) pursuant to which shareholders are entitled to purchase up to 140,000 new shares of the Company's common stock by applying to the purchase price of the new shares cash dividends which otherwise would be issued by the Company with respect to its existing common stock. The Plan provides that the purchase price for the new shares will be their fair market value at the time of the purchase. Dividends reinvested during 2002 totaled $67,383 and in 2001, $94,750. In December 2001, the Company began purchasing shares in the open market to satisfy its dividend reinvestment obligations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has certain exposures to market risk related to changes in interest rates. The Company has an outstanding revolving credit agreement, under which there were no borrowings outstanding at December 31, 2002. The revolving credit agreement bears interest at variable rates based on current LIBOR indices. The Company is not subject in any material respect to currency or other commodity risk.

FORWARD LOOKING INFORMATION

Forward looking statements in this report, including, without limitation, statements relating to the Company's plans, strategies, objectives, intentions, and expectations, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on current information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from expected results.

These factors include, among others, the adequacy of rates approved by the DPUC, including the pending request for rate relief, weather conditions, changes in governmental regulations affecting water quality, success of operating initiatives, changes in business strategy, as well as general economic and business conditions.

INDEPENDENT AUDITORS' REPORT


                                      DWORKEN, HILLMAN, LAMORTE &STERCZALA, P.C.


To the Shareholders
BIW Limited
Ansonia, Connecticut

We have audited the accompanying consolidated balance sheets of BIW Limited as of December 31, 2002 and 2001, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BIW Limited as of December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

January 31, 2003
Shelton, Connecticut


                                 /s/ DWORKEN, HILLMAN, LAMORTE &STERCZALA, P.C.

CONSOLIDATED BALANCE SHEETS
                                                                            December 31,
                                                                       2002             2001
--------------------------------------------------------------------------------------------
Assets
Utility plant                                                  $27,049,864      $ 25,141,679
Accumulated depreciation                                        (8,013,941)       (7,465,532)
--------------------------------------------------------------------------------------------
                                                                19,035,923        17,676,147
--------------------------------------------------------------------------------------------
Current assets:
         Cash and cash equivalents                                 663,060         3,039,640
         Investments                                               737,141               --
         Accounts receivable, net of allowance for doubtful
         accounts of $40,000                                       457,932           480,849
         Accrued utility and other revenue                         434,312           458,996
         Materials and supplies                                    115,568           109,033
         Prepayments                                                16,106            44,943
--------------------------------------------------------------------------------------------
Total current assets                                             2,424,119         4,133,461
--------------------------------------------------------------------------------------------
Deferred charges                                                   120,050            62,303
Unamortized debt expense                                           105,491           122,894
Regulatory asset - income taxes recoverable                        342,257           355,636
Other assets                                                       293,449           330,146
--------------------------------------------------------------------------------------------
                                                                   861,247           870,979
--------------------------------------------------------------------------------------------
                                                               $22,321,289       $22,680,587
============================================================================================

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity:
         Common stock, no par value; authorized 5,000,000 shares;
         issued and outstanding (2002, 1,637,076 shares;
           2001, 1,632,880 shares )                            $ 2,905,190       $ 2,910,562
Retained earnings                                                9,984,068        10,146,829
--------------------------------------------------------------------------------------------
                                                                12,889,258        13,057,391
Long term debt                                                   4,042,000         4,136,000
--------------------------------------------------------------------------------------------
Current liabilities:
         Current portion of long term debt                         94,000             94,000
         Accounts payable and accrued liabilities                  631,340           632,383
--------------------------------------------------------------------------------------------
         Total current liabilities                                 725,340           726,383
--------------------------------------------------------------------------------------------
Customers' advances for construction                               428,684         1,191,030
Contributions in aid of construction                             2,013,522         1,195,934
Regulatory liability - income taxes refundable                     142,059           149,617
Deferred income taxes                                            1,797,075         1,383,843
Deferred income on dispositions of land                            283,351           840,389
Commitments and contingent liabilities (Note 14)                       --                --
                                                                       --                --
                                                                 4,664,691         4,760,813
--------------------------------------------------------------------------------------------
                                                               $22,321,289      $ 22,680,587
============================================================================================
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                              Years Ended December 31,
                                                                       2002             2001             2000
-------------------------------------------------------------------------------------------------------------
Operating revenues:
         Residential and commercial                              $3,399,808       $3,478,678       $3,355,517
         Industrial                                                 101,088          135,701          166,074
         Fire protection                                           691,024           687,934          680,245
         Public authorities                                          91,022           97,839           88,238
         Other                                                      206,884          215,684          206,378
         Service operations                                         346,497          236,445              --
-------------------------------------------------------------------------------------------------------------
                                                                  4,836,323        4,852,281        4,496,452
-------------------------------------------------------------------------------------------------------------
Operating deductions:
         Operating expenses                                       3,048,429        2,737,731        2,434,651
         Maintenance expenses                                       265,199          210,417          216,121
         Depreciation                                               577,620          548,119          509,814
         Taxes, other than income taxes                             390,084          328,248          348,324
         Taxes on income                                            136,804          191,827          161,341
-------------------------------------------------------------------------------------------------------------
                                                                  4,418,136        4,016,342        3,670,251
-------------------------------------------------------------------------------------------------------------
                                                                    418,187          835,939          826,201
Amortization of deferred income on dispositions
         of land (net of income taxes of  $162,262 in 2002,
         $38,424 in 2001, and $108,490 in 2000)                     394,775           64,524          184,548
-------------------------------------------------------------------------------------------------------------
Operating income                                                    812,962          900,463        1,010,749
Allowance for funds used during construction                         91,644           46,375           75,015
Other income, net                                                    73,335           85,940           40,222
-------------------------------------------------------------------------------------------------------------
Income before interest expense                                      977,941        1,032,778        1,125,986
Interest expense                                                    422,155          511,007          533,178
Income from dispositions of land (net of income
   taxes of $160,259 in 2002, $2,026,383 in 2001,
   and ($16,636) in 2000)                                           261,317        5,133,379          132,892
-------------------------------------------------------------------------------------------------------------
Net income                                                          817,103        5,655,150          725,700
Retained earnings, beginning of year                             10,146,829        5,435,602        5,511,802
Dividends                                                           979,864          943,923          801,900
-------------------------------------------------------------------------------------------------------------
Retained earnings, end of year                                  $ 9,984,068      $10,146,829       $5,435,602
=============================================================================================================

Earnings per share, basic                                            $  .50            $3.48             $.45
-------------------------------------------------------------------------------------------------------------
Earnings per share, diluted                                          $  .49            $3.41             $.44
-------------------------------------------------------------------------------------------------------------
Dividends per share                                                  $  .60            $ .58             $.50
-------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                              Years Ended December 31,
                                                                       2002             2001             2000
-------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
         Net income                                              $  817,103       $5,655,150       $  725,700
         Adjustments to reconcile net income to net cash
         provided by (used in) operating activities:
              Income from land dispositions                        (421,576)      (7,355,449)        (132,892)
         Depreciation and amortization                              631,364          621,080          580,657
              Amortization of deferred income                      (394,775)        (102,951)        (184,548)
         Deferred income taxes                                      317,548         (398,739)              642
              Allowance for funds used during construction          (91,644)         (46,375)         (75,015)
         Change in assets and liabilities:
              (Increase) decrease in accounts receivable and
              accrued revenues                                       47,601          (46,759)         (48,629)
              (Increase) decrease in materials and supplies          (6,535)         (24,951)           2,959
              (Increase) decrease in prepayments                     28,837          (17,971)          28,170
              Increase (decrease) in accounts payable
              and accrued liabilities                                (1,043)          33,089           94,008
-------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                 926,880       (1,683,876)         991,052
-------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
         Capital expenditures                                    (1,944,760)      (1,279,517)      (2,027,386)
              Sales of utility plant                                    --            14,245              --
              Proceeds from land disposition                        537,500        9,868,000          200,000
         Purchase of investments                                   (737,141)             --               --
         Increase in deferred charges and other assets             (133,269)        (733,313)        (238,829)
              Customer advances                                      12,660           11,705           35,420
-------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities              (2,265,010)       7,881,120       (2,030,795)
-------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
         Borrowings under line of credit                                --           545,000        1,876,714
              Repayment of long term debt                           (94,000)         (94,000)         (94,000)
              Repayments of line of credit                              --        (2,781,714)             --
Debt issuance cost                                                      --               --            (3,965)
         Dividends paid, net                                       (944,450)        (868,367)        (742,000)
-------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities              (1,038,450)      (3,199,081)       1,036,749
-------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                  (2,376,580)       2,998,163           (2,994)
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                      3,039,640           41,477           44,471
Cash and cash equivalents, end of year                          $   663,060       $3,039,640       $   41,477
=============================================================================================================

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS
BIW Limited (BIW or the Company) is the parent company of Birmingham Utilities, Inc. (BUI or Birmingham Utilities), a regulated public water service company that provides water service to customers in various cities and towns in Connecticut and Birmingham H20 Services, Inc. (BHS or Birmingham H2O Services), which provides water related services to other water utilities, contractors and individuals throughout Connecticut.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of BIW Limited and its wholly-owned subsidiaries Birmingham Utilities and Birmingham H2O Services. All significant intercompany balances and transactions have been eliminated in consolidation.

PUBLIC UTILITY REGULATION
The Company's accounting policies conform to the Uniform System of Accounts and ratemaking practices prescribed by the Connecticut Department of Public Utility Control (DPUC), and accounting principles generally accepted in the United States of America, which include the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). SFAS 71 requires cost based, rate regulated enterprises to reflect the impact of regulatory decisions in their financial statements. The DPUC, through the rate regulation process, can create regulatory assets that result when costs are allowed for ratemaking purposes in a period after the period in which the costs would be charged to expense by an unregulated enterprise. The balance sheets include regulatory assets and liabilities as appropriate, primarily related to income taxes and post retirement benefit costs. The Company believes, based on current regulatory circumstances, that the regulatory assets recorded are likely to be recovered and that its use of regulatory accounting is appropriate and in accordance with the provisions of SFAS 71.

ESTIMATES AND ASSUMPTIONS
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could vary from those estimates.

UTILITY PLANT
Utility plant of Birmingham Utilities is stated at the original cost of the property when placed in service. The costs of additions to utility plant and the costs of renewals and betterments are capitalized. The cost of repairs and maintenance is charged to income. Upon retirement of depreciable utility plant in service, accumulated depreciation is charged with the book cost of the property retired and the cost of removal, and is credited with the salvage value and any other amounts recovered.

DEPRECIATION
For financial statement purposes, Birmingham Utilities provides for depreciation using the straight-line method, at rates approved by the DPUC. The rates used are intended to distribute the cost of depreciable properties over their estimated service lives. For income tax purposes, the Company provides for depreciation utilizing straight-line and accelerated methods. The overall depreciation rates were 2.2% for 2002, 2.3% for 2001, and 2.2% for 2000.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash in banks and overnight investment accounts in banks. From time to time, the Company has on deposit at financial institutions cash balances which exceed federal deposit insurance limitations. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

INVESTMENTS
Investments, which consist of state and municipal securities, are classified as available for sale and, accordingly, are stated at fair market value which approximates amortized cost. For the purpose of determining realized gains and losses, the cost of investments sold is based on specific identification.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION
An allowance for funds used during construction (AFUDC) is made by applying the last allowed rate of return on rate base granted to Birmingham Utilities by the DPUC to construction projects exceeding $10,000 and requiring more than one month to complete. AFUDC represents the net cost, for the period of construction, of borrowed funds used for construction purposes and a reasonable rate on other funds used. AFUDC represents a non-cash credit to income. Utility plant under construction is not recognized as part of BUI's rate base for ratemaking purposes until facilities are placed into service. Accordingly, BUI capitalizes AFUDC as a portion of the construction cost of utility plant until it is completed. Capitalized AFUDC is recovered through water service rates over the service lives of the facilities.

REVENUE RECOGNITION
Birmingham Utilities recognizes revenue as customers are billed for water consumed. Residential, commercial, and industrial customers are metered, and revenues are based on their usage multiplied by rates approved by the DPUC. Fire protection charges are based on the length and diameter of the water main and the number of hydrants in service. The majority of customers are billed quarterly, except for industrial customers and fire protection customers, who are billed monthly. In addition, Birmingham Utilities accrues revenue for the estimated amount of water sold but not billed as of the balance sheet date.

Birmingham H2O Services recognizes revenue as services are provided.

ADVANCES FOR CONSTRUCTION/CONTRIBUTIONS IN AID OF CONSTRUCTION
Birmingham Utilities receives cash advances from developers and customers to finance construction of new water main extensions. These advances are refunded over a 10-year contract period as services are connected to the main. Any unrefunded balances are reclassified to "Contributions in aid of Construction" and are no longer refundable. Utility plant funded by advances and contributions is excluded from rate base for regulatory purposes.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amount of cash and cash equivalents, investments, trade accounts receivable, and trade accounts payable approximates their fair values due to their short-term nature. The carrying amount of note payable and long-term debt approximate fair value based on market conditions for debt of similar terms and maturities.

INCOME TAXES
Except for accelerated depreciation since 1981 (federal only), the tax effect of contributions in aid of construction for the period January 1, 1987 through June 12, 1996, and in 1998, 2000, and 2001, the tax effect of bargain sale of land, for which deferred income taxes have been provided, the Company's policy is to reflect as income tax expense the amount of tax currently payable. This method, known as the flow-through method of accounting, is consistent with the ratemaking policies of the DPUC, and is based on the expectation that tax expense payments in future years will be allowed for ratemaking purposes.

The Company's deferred tax provision was determined under the liability method. Deferred tax assets and liabilities were recognized based on differences between the book and tax bases of assets and liabilities using presently enacted tax rates. The provision for income taxes is the sum of the amount of income tax paid or payable as determined by applying the provisions of enacted tax laws to the taxable income for that year and the net change during the year in the Company's deferred tax assets and liabilities.

In addition, the Company is required to record an additional deferred liability for temporary differences not previously recognized. This additional deferred tax liability totaled $200,200 at December 31, 2002 and $206,000 at December 31, 2001. Management believes that these deferred taxes will be recovered through the ratemaking process. Accordingly, the Company has recorded an offsetting regulatory asset and regulatory liability.

EMPLOYEE BENEFITS
The Company has a noncontributory defined benefit plan which covers substantially all employees. The benefits are primarily based on years of service and the employee's compensation. Pension expense includes the amortization of a net transition obligation over a 23-year period. The Company's funding policy is to make annual contributions in an amount that approximates what was allowed for ratemaking purposes consistent with ERISA funding requirements. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The Company has a 401(k) Plan. Employees are allowed to contribute a percentage of salary, based on certain parameters. The Company matched 100% of employee contributions up to 6% of total compensation for 2002 and 2001.

In addition, the Company provides certain health care and life insurance benefits for retired employees and their spouses. Generally, the plan provides for Medicare wrap-around coverage plus life insurance based on a percentage of each participant's final salary. Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company. The Company's obligation for postretirement benefits expected to be provided to or for an employee must be fully accrued by the date that the employee attains full eligibility for benefits. The Company has elected to recognize the unfunded accumulated postretirement benefit obligation over 20 years. The Company's funding policy is to contribute amounts annually to a benefit trust and pay directly all current retiree premiums.

STOCK BASED COMPENSATION
The Company applies Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123) to account for its stock option plans. As permitted by SFAS 123, the Company has chosen to continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and, accordingly, no compensation cost has been recognized for stock options in the financial statements.

COMPENSATED ABSENCES
Company policy and practice does not provide for any accumulated but unused vacation, sick time or any other compensated absences to be carried over beyond the year end.

LAND DISPOSITIONS
Birmingham Utilities essentially has disposed of its surplus land not required for utility operations. The net gain of each disposition, after deducting costs, expenses and taxes is allocated between the shareholders and ratepayers by a method approved by the DPUC based on legislation passed by the Connecticut General Assembly. The portion of income applicable to shareholders is recognized in the year of disposition. Income attributable to ratepayers is deferred and, for land dispositions through 2001, amortized in a manner that reflects reduced water revenue resulting from the sharing formula as determined by the DPUC. Income attributable to ratepayers for land dispositions in 2002 was allocated by the DPUC to an account stipulated as an offset to rate base for a period of 40 years.

UNAMORTIZED DEBT EXPENSE
Costs related to the issuance of debt are capitalized and amortized over the term of the related indebtedness. Birmingham Utilities has received permission from the DPUC to amortize the costs associated with debt previously outstanding over the term of the new indebtedness.

RECLASSIFICATIONS
Certain December 31, 2001 balances have been reclassified to conform with the December 31, 2002 presentation.

NOTE 2

UTILITY PLANT
                                                              December 31,
                                                          2002              2001
--------------------------------------------------------------------------------
Pumping, treatment and distribution                $20,661,157       $19,891,028
Source of Supply                                     3,096,489         3,035,012
General Plant                                        1,963,359         1,720,342
Organization                                            30,219            30,219
--------------------------------------------------------------------------------
                                                    25,751,224        24,676,601
Construction in process                              1,298,640           465,078
--------------------------------------------------------------------------------
                                                   $27,049,864       $25,141,679
================================================================================

NOTE 3

OTHER ASSETS
                                                December 31,        Regulatory
                                             2002         2001   Recovery Period
--------------------------------------------------------------------------------
Regulatory assets:
   Deferred post retirement benefits     $143,300     $156,300        11 Years
   Various deferred costs and charges      90,145      104,635      3-15 Years
Nonregulatory assets:
   Various deferred costs and charges      60,004       69,211
--------------------------------------------------------------------------------
                                         $293,449     $330,146
================================================================================

NOTE 4

NOTE PAYABLE
Note Payable consists of a $5,000,000 1-year, unsecured line of credit expiring in October 2003. This note replaces the $5,000,000 2-year unsecured line of credit that expired in June 2002. During the revolving period, Birmingham Utilities can choose between variable rate options of 30, 60, 90 or 180-day LIBOR plus 100 basis points or prime. BUI is required to pay only interest during the revolving period. The principal is payable in full at maturity. The 1-year, unsecured line of credit requires the maintenance of certain financial ratios and net worth of $7,500,000.

There were no borrowings outstanding on the line of credit at December 31, 2002 and December 31, 2001.

NOTE 5

LONG-TERM DEBT
                                                                  December 31,
                                                              2002          2001
--------------------------------------------------------------------------------
First mortgage bonds, Series E. 9.64%,
         due September 1, 2011                          $4,136,000   $ 4,230,000
================================================================================

Pursuant to its Mortgage Bond Indenture, Birmingham Utilities has outstanding a series of first mortgage bonds in the amount of $4,136,000 due on September 1, 2011. The terms of the indenture provide, among other things, annual sinking fund requirements and limitations on (a) payment of cash dividends; and (b) incurrence of additional bonded indebtedness. Under the dividend limitation, approximately $9,000,000 was available to pay dividends at December 31, 2002 after the quarterly dividend payment made on that date. Interest is payable semi-annually on the first day of March and September. The indenture is secured by a lien on all of the Company's utility property other than excess land available for sale.

Birmingham Utilities is required to pay $94,000 each September 1 until the bonds are paid in full.

NOTE 6

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
                                                                December 31,
                                                           2002             2001
--------------------------------------------------------------------------------
Accounts payable                                       $238,053         $174,254
Accrued liabilities:
         Interest                                       132,903          135,924
         Taxes                                            6,080           75,373
         Pension                                        253,721         229,682
         Other                                              583           17,150
--------------------------------------------------------------------------------
                                                       $631,340         $632,383
================================================================================

NOTE 7

DEFERRED INCOME ON DISPOSITIONS OF LAND
Deferred income on the prior dispositions of land is amortized to operating income under a method that coordinates the sharing of the net gains from land sales between the Company's shareholders and Birmingham Utilities' ratepayers in accordance with a rate making formula approved by the DPUC. Amortization of deferred income and related taxes to be included in future years operating income for land sales completed as of the balance sheet date follow:

                                                  Deferred       Amortization To
                                 Deferred           Income        Be Included In
Year Ending December 31:           Income            Taxes      Operating Income
--------------------------------------------------------------------------------
2003                             $254,943         $ 75,769              $179,174
2004                               19,359            8,017                11,342
2005                                8,463            3,500                 4,963
2006                                  406              164                   242
2007                                  180               73                   107
Thereafter                            --               --                    --
--------------------------------------------------------------------------------
                                 $283,351         $ 87,523              $195,828
================================================================================

The amortization of deferred income on prior land sales does not include the effect of any future land sales.

NOTE 8

TAXES, OTHER THAN INCOME TAXES
                                                  December 31,
                                     2002             2001             2000
--------------------------------------------------------------------------------
Municipal                        $296,092         $246,201         $266,466
Payroll                            93,992           82,047           81,858
--------------------------------------------------------------------------------
                                 $390,084         $328,248         $348,324
================================================================================

NOTE 9

INCOME TAXES

The provisions for taxes on income for the years ended December 31, 2002, 2001 and 2000 consist of:

                                               2002           2001          2000
--------------------------------------------------------------------------------
Current:
         Federal                           $ 69,901     $2,665,314      $160,700
         State                                8,441            --            --
--------------------------------------------------------------------------------
Deferred:
         Federal:
           Accelerated depreciation         223,221         80,378        75,370
           Income on land dispositions      162,430      (201,937)        88,825
           Investment tax credit           (14,700)       (14,700)      (14,700)
           Other                                  -          7,909             -
         State                               10,032      (280,330)      (57,000)
--------------------------------------------------------------------------------
                                           $459,325     $2,256,634      $253,195
================================================================================

State deferred income taxes relate solely to timing differences in the recognition of income related to land dispositions.

A reconciliation of the income tax expense at the federal statutory tax rate of 34 percent to the effective rate follows:

                                                                  2002            2001            2000
------------------------------------------------------------------------------------------------------
Federal income tax at statutory rates                         $433,986      $2,690,044        $332,825
Increase (decrease) resulting from:
         State income tax, net of federal benefit               12,192        (185,018)        (57,645)
         Bargain sale portion of land dispositions              (8,712)       (298,350)        (25,925)
         Rate case expense                                       1,627           2,308           7,844
         Pension expense                                        13,362            (511)         (3,804)
         Other, net                                             21,570          62,861          14,600
         Investment tax credit                                 (14,700)        (14,700)        (14,700)
------------------------------------------------------------------------------------------------------
Total provision for income taxes                               459,325       2,256,634         253,195
Taxes related to land dispositions                            (322,521)     (2,064,807)        (91,854)
------------------------------------------------------------------------------------------------------
Operating provision for taxes                                 $136,804      $  191,827        $161,341
======================================================================================================
Deferred tax liabilities (assets) were comprised of the following:

                                                                                  2002            2001
------------------------------------------------------------------------------------------------------
Depreciation                                                                $2,158,355      $1,884,903
Investment tax credits                                                         275,761         290,461
Other                                                                          161,104         169,564
------------------------------------------------------------------------------------------------------
Gross deferred tax liabilities                                               2,595,220       2,344,928
------------------------------------------------------------------------------------------------------
Land sales                                                                  (2,505,636)     (2,631,135)
Other                                                                         (208,892)       (199,370)
------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                                   (2,714,528)     (2,830,505)
Valuation allowance                                                          1,916,383       1,869,420
------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                       (798,145)       (961,085)
------------------------------------------------------------------------------------------------------
Total deferred income taxes                                                 $1,797,075      $1,383,843
======================================================================================================

The deferred tax asset related to land sales represents expected future tax savings resulting from sales of land required to be maintained as open space at less than market value. The Company received a charitable contribution deduction for federal tax purposes and a tax credit for state tax purposes. Unused tax benefits may be carried forward to reduce income taxes in future years; the federal charitable deduction five years and the state tax credit ten years. Utilization of these benefits is primarily subject to the extent of future earnings of the Company, including an estimate for anticipated future rate relief, for which an application for a rate increase of $1,576,183 was filed on February 11, 2003, and changes to current tax rates. In addition, the federal charitable contribution deduction is subject to an annual limitation of 10% of taxable income and, as a result of legislation passed in 2002, the state tax credit is now subject to an annual limitation of 70% of the amount of tax due. The Company has established a valuation allowance for the portion of possible tax savings not likely to be realized by the end of the carryforward periods.

NOTE 10

RELATED PARTY TRANSACTIONS
The Company has paid legal and consulting fees to firms whose partners are directors and shareholders of the Company. During the years ended December 31, 2002, 2001 and 2000, fees paid amounted to $6,112, $10,447,and $12,238, respectively.

NOTE 11

ALLOWANCE FOR DOUBTFUL ACCOUNTS
The Company continuously monitors the creditworthiness of its customers and has established an allowance for amounts that may be uncollectible in the future based on current economic conditions, historical payment and bad debt write-off experience, and any specific customer related collection issues.

ALLOWANCE FOR DOUBTFUL ACCOUNTS INCLUDES THE FOLLOWING COMPONENTS:

                                                                December 31,
                                                   2002            2001            2000
---------------------------------------------------------------------------------------
Allowance for doubtful accounts, beginning      $40,000         $45,000         $50,000
Provision                                        17,458          11,070          (2,221)
Recoveries                                        1,365           7,927           3,302
Charge-offs                                     (18,823)        (23,997)         (6,081)
---------------------------------------------------------------------------------------
Allowance for doubtful accounts, ending         $40,000         $40,000         $45,000
=======================================================================================

NOTE 12

PENSION AND OTHER POSTRETIREMENT BENEFITS
The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans.

                                                                                                        Other
                                                                     Pension Benefits           Postretirement Benefits
                                                                  2002            2001            2002            2001
----------------------------------------------------------------------------------------------------------------------
Change in Benefit Obligation:
     Benefit obligation, beginning of year                  $1,080,148       $ 979,792        $494,219       $ 453,372
     Service cost                                               54,994          53,172          26,914          26,123
     Interest cost                                              90,750          71,379          33,740          31,311
     Actuarial loss/(gain)                                     (50,376)         75,008           2,599           4,447
     Amendment                                                 123,988             --              --              --
     Benefits paid                                             (38,766)        (99,203)        (29,622)        (21,034)
----------------------------------------------------------------------------------------------------------------------
     Benefit obligation, end of year                        $1,260,738      $1,080,148        $527,850       $ 494,219
----------------------------------------------------------------------------------------------------------------------
Change in Plan Assets:
     Fair value, beginning of year                             688,738         792,884         393,405         391,502
     Actual return on plan assets                              (96,486)        (64,943)        (56,089)        (23,097)
     Employer contribution                                      60,000          60,000          25,000          25,000
     Benefits paid                                             (38,766)        (99,203)            --              --
----------------------------------------------------------------------------------------------------------------------
     Fair value, end of year                                   613,486         688,738         362,316         393,405
----------------------------------------------------------------------------------------------------------------------
Funded Status                                                 (647,252)       (391,410)       (165,534)       (100,814)
Unrecognized net actuarial gain/(loss)                         425,831         323,496         (30,084)       (124,662)
Unrecognized transition obligation                              52,845          58,717         253,780         279,158
Unrecognized prior service cost                                 85,906         (32,912)            --              --
----------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                               $ (82,670)      $ (42,109)       $ 58,162       $  53,682
======================================================================================================================

                                                                                                        Other
                                                                     Pension Benefits           Postretirement Benefits
                                                                  2002            2001            2002            2001
----------------------------------------------------------------------------------------------------------------------
Weighted-average Assumptions as of December 31:
     Discount rate                                                  8%              7%              7%              7%
     Expected return on plan assets                                 8%              8%              8%              8%
     Rate of compensation increase                                  5%              5%             --              --

For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 6% for 2005 and remain at that level thereafter.

Effective January 1, 2002, the Company amended its pension benefits by increasing the plan benefit from 1.1% to 1.3% of average monthly compensation multiplied by the number of years of service.

Net periodic pension and other postretirement benefit costs include the following components:

                                                                                                           Other
                                                         Pension Benefits                          Postretirement Benefits
                                                2002           2001           2000           2002           2001           2000
-------------------------------------------------------------------------------------------------------------------------------
Components of Net Periodic
Benefit Cost:
     Service cost                            $54,994        $53,172        $45,383        $26,914        $26,123        $24,919
     Interest cost                            90,750         71,379         62,115         33,740         31,311         28,786
     Expected return on plan assets          (61,680)       (63,423)       (65,276)       (31,556)       (31,404)       (29,567)
     Amortization of unrecognized
        transition obligation                  5,872          5,872          5,872         25,378         25,378         25,378
     Amortization of unrecognized
        prior service cost                     5,170         (2,254)        (2,254)           --             --             --
     Recognized net actuarial loss (gain)      5,455          6,140            --          (4,334)        (9,136)       (14,842)
-------------------------------------------------------------------------------------------------------------------------------
     Net periodic benefit cost              $100,561        $70,886        $45,840        $50,142        $42,272        $34,674
===============================================================================================================================

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                 1-Percentage      1-Percentage
                                                                Point Increase    Point Decrease
------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components             $9,914           $(8,828)
Effect on postretirement benefit obligation                        $75,727           $(69,112)

The Company has established tax effective funding vehicles for such retirement benefits in the form of a qualified Voluntary Employee Beneficiary Association
(VEBA) trust. The Company funded the VEBA trust with tax deductible contributions of $25,000, in 2002, 2001, and 2000.

The employment contract of the Company's former President required accounting for benefits payable in accordance with SFAS 106. The accumulated present value of future benefits was recognized during his term of service to the Company, which ended on October 1, 1998. The liability recorded at December 31, 2002 and 2001 was $209,644 and $221,700, respectively. At December 31, 2002, an amount of $143,300 has been included in other assets relating to a regulatory asset for costs which were included in the Company's rate case.

Employer matching contributions to the 401(k) Plan were $61,673, $55,232, and $25,236 in 2002, 2001 and 2000, respectively.

NOTE 13

EARNINGS PER SHARE SUPPLEMENTAL INFORMATION
The following table summarizes the number of common shares used in the calculation of earnings per share:

                                                               2002           2001           2000
-------------------------------------------------------------------------------------------------
Weighted average shares outstanding
         for earnings per share, basic                    1,637,076      1,626,613      1,598,720
Incremental shares from assumed
         conversion of stock options                         31,972         32,540         47,525
-------------------------------------------------------------------------------------------------
Weighted average shares outstanding
         for earnings per share, diluted                  1,669,048      1,659,153      1,646,245
=================================================================================================

NOTE 14

COMMITMENTS AND CONTINGENT LIABILITIES

MANAGEMENT AGREEMENT
Birmingham Utilities maintains an agreement with the City of Derby (the City), pursuant to which BUI manages the water system owned by the City. BUI is responsible for costs of maintenance and improvements. Amounts collected from customers, net of expenses, are retained by BUI.

CAPITAL BUDGET
Management has budgeted $1,697,000 for capital expenditures in 2003, $317,500 of which is expected to be necessary to meet its service obligations for the coming year.

PURCHASE COMMITMENT
Birmingham Utilities has an agreement with South Central Connecticut Regional Water Authority (Authority) to purchase water. This agreement provides for a minimum purchase of 600 million gallons of water annually. Charges to expense were $699,106, $711,583, $709,305 for the years 2002, 2001 and 2000, respectively. The purchase price is based on the Authority's wholesale rate. At December 31, 2002, this rate was $1,160 per million gallons. This agreement expires December 31, 2015 but provides for two ten-year extensions at BUI's option.

NOTE 15

EQUITY
Common Stock
                                                          Number
                                                       of Shares         Amount
-------------------------------------------------------------------------------
Balance, January 1, 2001                               1,623,072     $2,841,759
Stock issued through Dividend Reinvestment Plan            4,984         75,557
Stock issued through Key Employee and
         Non-Employee Stock Option Plans                   4,824              8
Amortization of stock plan costs                             --          (6,762)
-------------------------------------------------------------------------------
Balance, December 31, 2001                             1,632,880      2,910,562
-------------------------------------------------------------------------------
Stock issued through Key Employee and
         Non-Employee Stock Option Plans                   4,196              7
Amortization of stock plan costs                             --          (5,379)
-------------------------------------------------------------------------------
Balance, December 31, 2002                             1,637,076     $2,905,190
===============================================================================

STOCK OPTION PLANS
The Company has four stock option plans which include two non-employee director stock option plans "director plans" and two key employee incentive stock option plans "employee plans". The first director and employee plans were adopted in 1994 and subsequently approved by the Company's shareholders and the DPUC in 1995; 80,000 and 70,000 shares, respectively, were authorized under these two plans. The second employee plan was adopted in 1998 and approved by the Company's shareholders and the DPUC in 1999; 60,000 shares were authorized under this plan. The second director plan was adopted in 2000 and approved by the Company's shareholders and DPUC in 2001; 60,000 shares were authorized under this plan.

The following table summarizes the transactions of the Company's stock option plans for the three years ended December 31, 2001:

                                                   Granted                       Exercisable
                                          -------------------------------------------------------
                                                           Weighted                      Weighted
                                                            Average                       Average
                                             Number        Exercise         Number       Exercise
                                          of Shares           Price      of Shares          Price
-------------------------------------------------------------------------------------------------
Outstanding at December 31, 1999            104,512         $  6.81         84,912          $5.59
                                                                      ===========================
     Granted                                  2,500           15.50
     Exercised                              (38,854)           5.21
-------------------------------------------------------------------
Outstanding at December 31, 2000             68,158         $  8.04         58,958          $6.98
                                                                      ===========================
     Granted                                 12,500           14.93
     Exercised                               (7,646)           5.78
-------------------------------------------------------------------
Outstanding at December 31, 2001             73,012         $  9.46         61,762          $8.47
                                                                      ===========================
     Granted                                 12,500           17.16
     Exercised                               (6,594)           6.69
-------------------------------------------------------------------
Outstanding at December 31, 2002             78,918         $ 10.91         62,668          $9.45
=================================================================================================

The pro-forma effect of these options on net income and earnings per share, utilizing the Black-Scholes option-pricing model, consistent with the method stipulated by SFAS 123, was not material to the Company's results of operations.

Dividend reinvestment plan

The Company has a dividend reinvestment plan, which provides for the issuance and sale of up to 140,000 shares of the Company's authorized but un-issued common stock to its shareholders who elect to reinvest cash dividends on the Company's existing shares. Shares under the plan will be purchased at their fair market value price on the date of the dividends to be invested in the new shares. In December 2001, the Company began purchasing shares in the open market to satisfy its dividend reinvestment obligations.

NOTE 16

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION AND NON-CASH FINANCING
ACTIVITIES

Cash paid for interest for the years ended 2002, 2001, and 2000 was $407,772, $495,799, and $519,125, respectively.

Cash paid for income taxes for the years ended 2002, 2001 and 2000 was $125,500, $2,603,343, and $278,195, respectively.

Birmingham Utilities receives contributions of plant from developers. These contributions are reported in utility plant and in customers' advances for construction. The contributions are deducted from construction expenditures to determine cash expenditures by BUI.
                                                        December 31,
                                             2002           2001           2000
-------------------------------------------------------------------------------
Gross plant additions                  $1,944,760     $1,279,517     $2,027,386
Customers' advances for construction      (12,660)       (11,705)       (35,420)
-------------------------------------------------------------------------------
                                       $1,932,100     $1,267,812     $1,991,966
-------------------------------------------------------------------------------

NOTE 17

SEGMENT INFORMATION

The Company has identified regulated water operations (Birmingham Utilities) and unregulated service operations (Birmingham H2O Services) as its two reportable segments for the purposes of applying Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". Birmingham Utilities collects and distributes water to domestic, commercial and industrial customers. Birmingham H2O Services offers a consumer protection program for residential service lines and provides water related services to other water utilities, contractors and individuals. The accounting policies of each reportable segment are the same as those described in Note 1.

Financial data for reportable segments follows:

                                 Operating       Operating                      Taxes on             Net           Total
                                  Revenues        Expenses   Depreciation         Income          Income          Assets
------------------------------------------------------------------------------------------------------------------------
For the year ended
December 31, 2002
Birmingham Utilities            $4,489,826      $2,811,145       $577,620       $105,964        $738,730     $22,242,916
Birmingham H2O Services            346,497         237,284            --          30,840          78,373          78,373
------------------------------------------------------------------------------------------------------------------------
    Total Consolidated          $4,836,323      $3,048,429       $577,620       $136,804        $817,103     $22,321,289
========================================================================================================================

For the year ended
December 31, 2001
Birmingham Utilities            $4,615,836      $2,558,261       $548,119       $179,379      $5,610,623     $22,680,587
Birmingham H2O Services            236,445         179,470            --          12,448          44,527             --
------------------------------------------------------------------------------------------------------------------------
    Total Consolidated          $4,852,281      $2,737,731       $548,119       $191,827      $5,655,150     $22,680,587
========================================================================================================================

NOTE 18

QUARTERLY FINANCIAL DATA
(Unaudited)

                                                                   Income
                                                                     from
                                 Operating       Operating   Dispositions            Net            Earnings Per Share
                                  Revenues          Income        of Land         Income           Basic         Diluted
------------------------------------------------------------------------------------------------------------------------

 2002 First Quarter             $1,079,494        $191,069            --        $114,812            $.07            $.07
          Second Quarter         1,245,975         279,536            --         194,388            $.12            $.12
          Third Quarter          1,384,686         287,464       $261,317        474,910            $.29            $.28
          Fourth Quarter         1,126,168          54,893            --          32,993            $.02            $.02
----------------------------------------------------------------------------------------
           Total                $4,836,323        $812,962       $261,317       $817,103
========================================================================================

2001 First Quarter              $1,092,352        $189,916            --         $80,870            $.05            $.05
          Second Quarter         1,218,979         223,137     $3,051,258      3,117,665           $1.92           $1.88
          Third Quarter          1,281,614         319,702      2,082,121      2,348,487           $1.44           $1.41
          Fourth Quarter         1,259,336         167,708            --         108,128            $.07            $.07
----------------------------------------------------------------------------------------
           Total                $4,852,281        $900,463     $5,133,379     $5,655,150
========================================================================================

NOTE 19

SUBSEQUENT EVENT

On February 11, 2003, Birmingham Utilities filed an application with the DPUC for a 34.55 percent water service rate increase designed to provide a $1,576,183 increase in annual water service revenues. The DPUC has a statutory deadline of 150 days to render a decision on this matter with an additional 30 day extension if requested by the DPUC.

SOURCES OF SUPPLY
Wells Located in Derby and Seymour with a safe daily yield of 3.0 million gallons per day (MGD).

INTERCONNECTIONS
Two interconnections with the South Central Regional Water Authority at the border of Orange and Derby (the Grassy Hill Interconnection) and near the border of Seymour and Ansonia (the Woodbridge Interconnection). Annual purchases of water contracted at a minimum of 600 million gallons a year. Safe daily yield of Interconnection - 5.0 MGD.

EMERGENCY SUPPLY
Beaver Brook Reservoir System - 2.1 MGD surface water supply.

CUSTOMER BASE AND DEMAND
9,174 customers, 97% residential and commercial Water delivered in 2002 - 1.24 Billion Gallons Average daily demand - 3.41 MGD Maximum daily demand in 2002 -
4.63 MGD Total safe daily yield - 8.0 MGD

WORKFORCE
On February 20, 2003, the Company maintained a workforce of 20 full-time employees, none of whom are affiliated with any union.

REGULATION
Birmingham Utilities is subject to the jurisdiction of the following agencies:
Connecticut Department of Public Utility Control (DPUC)
         Matters related to ratemaking, financing, accounting, disposal of property, issuance of long-term debt and securities and other operational matters.
Connecticut Department of Public Health (DPH)
         Water quality, sources of supply and use of watershed land.
Connecticut Department of Environmental     Protection (DEP)
         Water quality, pollution abatement,
         diversion of water from streams and rivers, safety of dams and location, construction and alteration of certain water facilities.
Birmingham Utilities is also subject to regulation of its water quality under the Federal Safe Drinking Water Act (SDWA). The United States Environmental Protection Agency has granted to the DPH the primary enforcement responsibility in Connecticut under the SDWA. The DPH has established regulations containing maximum limits on contaminants, which have or may have an adverse effect on health.

SHAREHOLDERS' INFORMATION

AUDITORS                       REGISTRAR AND                STOCK MARKET LISTING
Dworken, Hillman, LaMorte      TRANSFER AGENT               AMEX - Under the
& Sterczala, P.C.              American Stock Transfer      symbol BIW
Shelton, Connecticut           & Trust Company
                               59 Maiden Lane               WEBSITE
GENERAL COUNSEL                New York, New York 10007     buiweb.com
Wiggin & Dana LLP
New Haven, Connecticut

On written request, the Company will furnish to any shareholder a copy of its most recent annual report to the Securities and Exchange Commission on Form 10K, without charge, including the financial statements and schedules thereto. Such requests should be addressed to Henrietta Vitale, Secretary, BIW Limited, P.O. Box 426, Ansonia, CT 06401-0426 or e-mail h.vitale.birmingham@snet.net.