Form 10-K, Exhibit 13
period 2003-12-31
BIW LTD
filed 2004-03-30
CIK 1169237

EXHIBIT 13
                                                                      ----------

COMPANY PROFILE
BIW Limited (BIW or the Company), formed in 2002, is the parent company of Birmingham Utilities, Inc. (BUI or Birmingham Utilities), founded in 1859, and Birmingham H2O Services (H2O Services), established in 2002.

Birmingham Utilities, a regulated public water service company collects and distributes water for domestic, commercial and industrial uses and fire protection in the Naugatuck Valley towns of Ansonia, Derby and small parts of Seymour, Connecticut. Water service is also provided for domestic and commercial use in 30 satellite water operations in 16 towns in eastern Connecticut, which form BUI's Eastern Division. This division, which was acquired in 2003, was the former Eastern Connecticut Regional Water Company, Inc.

Birmingham H2O Services, the Company's non-regulated subsidiary, offers a consumer protection program for residential service lines and provides water related services to other water utilities, municipalities, contractors and individuals throughout Connecticut.

FINANCIAL HIGHLIGHTS

(000's omitted except for per share data)  2003     2002     2001     2000     1999
Operating Revenues                        $6,408   $4,836   $4,852   $4,496   $4,624
Income before Interest Expense             1,253      978    1,033    1,126    1,368
Income from Land Dispositions                 --      261    5,133      133       --
Net Income                                   820      817    5,655      726      920
Earnings Per Share-Basic                     .50      .50     3.48      .45      .59
Earnings Per Share-Diluted                   .49      .49     3.41      .44      .56
Cash Dividends Declared (per share)          .60      .60      .58      .50      .40
Total Assets                              28,399   22,321   22,681   19,958   18,281
Long-Term Debt                             3,948    4,042    4,136    4,230    4,324
Short-Term Debt                            4,799       94       94    2,330      454
Shareholders' Equity                      12,723   12,889   13,057    8,277    8,147

Expanding our business through growth and acquisitions, we have an opportunity to look back to last year's progress and forward to future expansion.

o    Birmingham Utilities acquires 30 regulated satellite water systems.
o Birmingham H2O Services acquires water service operations business and Rhodes Pump Service.
o    Birmingham Utilities receives a 28% water service rate increase.
o Birmingham Utilities expects to acquire five small water companies in eastern New York in 2004.

TO OUR SHAREHOLDERS
The year 2003 was a year of growth and change for your Company. Growth and change, however, did not begin in 2003. Our strategy to sell excess Company lands, developed over six years ago, gave your Company financial security, which allowed us to significantly improve your Company's infrastructure during those six years. The establishment of the holding company, BIW Limited in 2002, along with the formation of a non-regulated subsidiary, Birmingham H2O Services, Inc., can be considered as building blocks that have become a foundation for forward progress. That progress was accentuated in 2003 with the acquisition of a Connecticut-based water utility and a water related service business and the successful adjudication of Birmingham Utilities', rate case. These two significant events will leave us well positioned to increase future value for all shareholders.

In October 2003, Birmingham Utilities purchased the Connecticut regulated and non-regulated operations of AquaSource, Inc. from Aqua America, Inc. (formerly the Philadelphia Suburban Corporation). Aqua America purchased those operations from DQE, Inc. in 2003. Birmingham Utilities also has an agreement with Aqua America to purchase the New York regulated operations of AquaSource, which consist of five small water systems in eastern New York. We are currently awaiting New York regulatory approval for this purchase. In total over 3,300 new regulated customers will or have been added to your Company. The Connecticut regulated operations are functioning as a subsidiary of Birmingham Utilities as its Eastern Division, while the New York operations will also become a subsidiary of Birmingham Utilities forming the New York Division.

The operations purchased from Aqua America also include non-regulated businesses in Connecticut relating to water system contract operations, water system design and construction, and residential and commercial pump and filter services. These operations will be combined with Birmingham H2O Services, which will now provide a wider array of water related services throughout Connecticut.

The other significant event, that occurred in August 2003, was the granting of a 28% water service rate increase to Birmingham Utilities by the Department of Public Utility Control (DPUC). The increase, which amounted to $1,264,178 in annual revenues, should allow utility operating income of Birmingham Utilities to approach $1,300,000 on an annual basis. Utility operating income is a measure of profitability before interest expense but after income taxes. The rate increase, in large part, was based on Birmingham Utilities' extensive capital improvement program that has been ongoing for the past six years. During that period Birmingham Utilities expended $9,600,000, of which the majority was for water main and treatment plant improvements, which now are included in our rate base. Without the land sale program, which funded these expenditures, it would have taken almost a twenty-year period to complete construction of this magnitude. Shareholders have benefited, as they now will earn a return on that investment. Customers have benefited as significant utility plant has been replaced or upgraded in current dollars, which will ensure the safe and efficient delivery of water for many years to come. Rate increases were also delayed during the construction period and customer rates were reduced due to the sharing mechanism for gains on land sales established by the DPUC. Customer rates remain affordable, with the average water bill for a family under $400 per year. Our program to continue to upgrade the Company's infrastructure will continue, as new investment will be supported by the increased internal generation of funds due to the rate increase.

The 2003 financial results began to show the effects of the events that transpired in 2003, especially during the second half of the year. Net income in 2003 was $820,374 compared with $817,103 in 2002. Net income in 2002, however, included the gain from a land sale of $261,317. There were no land sales in 2003. Earnings per share, basic, were $0.50 per share in 2003, $0.50 per share in 2002, and $3.48 in 2001. Earnings in 2001 included land sale income of $5,133,379. Net income for the second half of 2003 was $622,217 compared with $246,586, net of the land sale gain, for the same period in 2002. Operating income of $1,154,496 in 2003 was significantly higher than operating income of $812,962 recorded in 2002. For the second half of 2003, operating income was $899,140 versus $342,357 for the same period in 2002. The increased earnings principally in the second half of 2003 are due to the water service rate increase granted Birmingham Utilities, which became effective in August 2003, increased business activities for Birmingham H2O Services and the acquisition of the new entities. We would expect net income in 2004 to recognize the full effects of the water service rate increase, increased growth from the contracting arm of Birmingham H2O Services and the continued assimilation of the new entities, both regulated and non-regulated, in eastern Connecticut.

The acquisition of the Connecticut regulated and non-regulated operations of AquaSource from Aqua America has created both opportunities and challenges for your Company. In 2004 we will concentrate our efforts to operate the Eastern Division companies efficiently and with professionalism. To date we have re-organized these operations by hiring key employees who are seasoned water professionals who understand the goals of increasing shareholder value while providing excellent customer service. We feel the profitability of these companies should be directed toward assisting various towns and developers in eastern Connecticut in solving their need to supply water service to areas that do not have water service. This will create opportunities to expand the regulated side of our operations as well as to increase our contract operations business. We also feel strongly that we have the opportunity to expand the activities of our Rhodes Pump Service business through additional advertising in the shoreline region and the eastern portion of Connecticut. We intend to move our Eastern Division office, currently located in Stafford Springs, to Glastonbury, Connecticut, which will allow those operations to be more centrally located to our businesses in eastern Connecticut and to assist in the expansion of the Rhodes Pump Service business.

In our 2003 annual report we noted that the Company expected to begin to seek permits to commence an expansion program at our Beaver Brook Reservoir. As a result of the significant amount of management time devoted to the Company's rate application and the purchase and operation of the Company's new businesses, this project was put on hold in 2003. We expect that in 2004 we will begin this process once again. The Company believes that the expansion of this reservoir, which will increase its current capacity to 800,000,000 gallons from 450,000,000 gallons, will ensure the region additional safe water supply while creating an expanded environmental habitat on protected Company lands.

Also noted in our 2003 annual report was the memorandum of understanding, signed late in 2002 with the State of Connecticut, Department of Environmental Protection (DEP), that allows the DEP to conduct an evaluation of Birmingham Utilities' Class I and II lands to determine the resource value and potential desirability of the lands for purchase as open space, passive outdoor recreation, or natural resource conservation and preservation. The Company was contacted by the DEP in 2003 and has supplied the DEP with maps and other information. We expect this process to be ongoing and await further word from the DEP. Birmingham Utilities owns approximately 1,400 acres of Class I and II properties.

In continuation of our strategy to expand, Birmingham Utilities expects to acquire five small water systems in Westchester, Ulster and Washington Counties in New York with approximately 1,100 new customers. We are currently seeking regulatory approval in New York. These systems, all of which operate independently, have potential for customer growth. The Company looks forward to entering into the New York regulated water market and will explore that market for other potential acquisition candidates.

The contracting business of Birmingham H2O Services, which operates from our Ansonia office, has shown excellent growth in 2003 and excellent potential for 2004. In 2001, revenues from this operation totaled $237,000. In 2002 revenues totaled $346,000 and in 2003 revenues of $541,000 were achieved. The Company expects this business to grow in 2004 as business opportunities continue to be presented to us and our reputation for providing quality workmanship in an efficient manner is becoming known in Connecticut.

The steps and actions your Company has taken over the last six years and particularly in 2003 were designed to enhance shareholder value. This strategy has enabled the market capitalization of your Company to increase to $33,700,000 on March 1, 2004 from $9,900,000 on March 1, 1998. We are excited about the future prospects of the Company. We will continue to evaluate acquisition opportunities while expanding on the businesses we currently own, always concentrating on our core water supply business. We believe we are well positioned to take advantage of the opportunities and challenges we will encounter in the future.

The strides taken and the progress made could not have happened without a dedicated workforce. We would like to thank Mr. Jack Keefe, Vice President of Operations, who has worked tirelessly on the integration of the new companies. We also would like to thank the employees who have been with the Company for many years, who have welcomed this change and growth, and to thank the new employees for supporting our commitment to work as a team providing excellent customer service. Finally, we would like to thank the Board of Directors for its support and guidance through this process. We look forward to continued growth.

Sincerely,

Betsy Henley-Cohn
Chairwoman

John S. Tomac
President and Treasurer

THE BOARD OF DIRECTORS DEDICATES THE 2003 ANNUAL REPORT
IN THE MEMORY OF MR. ALDORE J. RIVERS 1933-2003
It is with deep sadness that we announce the untimely death of Mr. Aldore J. Rivers, Jr. in October 2003. "Al" was the Company's President from 1985 until his retirement in 1998. He remained as a member of the Board of Directors until his passing. Al's engineering and operational guidance during his years as President, and his ability to position the Company to sell excess Company lands, allowed the Company to embark on a path of stability and growth. Al's career-long dedication to the water business as recognized by his receipt of the George Fuller Award, his wit and straightforwardness, will be dearly missed by the Company and the Board of Directors.

BIW CONTRIBUTORS
BOARD OF DIRECTORS
Betsy Henley-Cohn (2)*
Chairwoman of the Board of
Directors of the Company

Chairman and Treasurer,
Joseph Cohn & Sons, Inc.

Director, UIL Holdings Corp.

Director, Aristotle Corp.
(1995-2002);

Director Citizens Bank of Connecticut (1997-1999);

John S. Tomac (2)
President and Treasurer of the Company

Aldore J. Rivers (2,4)**
Retired; President of the Company from 1985 to October 1998

Michael J. Adanti (1,4)
President & CEO, Monetary
Funding Group

President Emeritus, Southern Connecticut State University

Mary Jane Burt (1,4)
Realtor, H. Pearce Co.

Principal, The Laurel Group

Previously, President Burt Medical Lab 1984-1998

James E. Cohen (2,3)
Lawyer in Practice in Derby

Alvaro da Silva (1,3)
President, DSA Corp.

President, B.I.D., Inc.
(land development and home building company)

Managing Partner, Connecticut Commercial Investors, LLC.,
(a commercial real estate and investment partnership)

Themis Klarides (2,4)
Associate Attorney, Law Offices of Shawn K. Splan, Shelton;

State Representative, 114th District, Connecticut General Assembly

B. Lance Sauerteig (2,4)
Principal and President of BLS Strategic Capital, Inc. (financial and investment advisory company)

Principal and Manager of Tortoise Capital Partners, LLC (real estate investment company)
Director of Chemwerth, Inc.
Director of United Aluminum Corporation

Kenneth E. Schaible (1,3)
Real Estate Developer

Previously, Senior Vice President, Webster Bank (1995-1996)

President, Shelton Savings Bank and Shelton Bancorp., Inc. (1972-1995)

Charles T. Seccombe
Director Emeritus

OFFICERS
Betsy Henley-Cohn
Chairwoman and CEO

John S. Tomac
President and Treasurer

John J. Keefe, Jr.
Vice President, Operations

Linda Batten
Controller

Henrietta Vitale
Secretary

Diane G. DeBiase
Assistant Treasurer

*        Ex-Officio on all other committees
**       Deceased October, 2003

COMMITTEES

(1) Audit Committee meets quarterly with management and independent accountants to review accounting, auditing, internal control and financial reporting and discuss the scope and results of the annual audit and quarterly reviews of the Company's financial statements.
(2) Executive Committee reviews strategic planning alternatives, recommends to and advises the Board of Directors on financial policy, issuance of securities and other high priority issues.
(3) Committee on Directors makes recommendations to the Board of Directors for Board replacements when they become available and for compensation levels for the Board of Directors.
(4) Personnel and Pension Committee makes recommendations to the Board of Directors regarding officers' compensation including the promotion and hiring of officers; reviews Company fringe benefit plans other than retirement plans; reviews the Pension Trust Fund of the Birmingham Utilities, Inc. Defined Benefit Plan and the Retired Employee Welfare Benefit Trust for retiree medical benefits; reviews and determines actuarial policies, investment guidelines and selects the investment manager.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

OVERVIEW
The Company recorded net income of $820,374 in 2003 as compared to $817,103 in 2002 and $5,655,150 in 2001. Earnings per share, basic for 2003, 2002 and 2001 were $.50, $.50 and $3.48, respectively. There was no land sale income in 2003 as compared to $261,317 in 2002, and amortization of deferred income on dispositions of land was $179,172 in 2003 as compared to $394,775 in 2002. Although both these sources of income were lower in 2003, the decrease was more than offset by increased utility operating income and service operations income. These increases were primarily a result of the water service rate increase, which went into effect on August 7, 2003, and increased activity of Birmingham H2O Services. The decrease in net income from $5,655,150 in 2001 to $817,103 in 2002 is principally a result of a decline in income derived from land sales. Approximately 900 acres of land were sold in 2001 versus 27 acres sold in 2002.

REVENUES
Total operating revenues of the Company were $6,408,483 in 2003 versus $4,836,323 in 2002. The increase is, in part, a result of $417,486 in utility revenues from the newly acquired regulated operations. Also contributing to this increase is $520,286 in additional revenues for BUI as a result of the water service rate increase. In addition, H2O Services revenues reflect increased activity of $194,600 as well as an additional $441,874 from the newly acquired non-regulated operations. Total operating revenues of the Company were $4,836,323 in 2002 compared to $4,852,281 recorded in 2001. Water sales were $126,010 lower than recorded water sales in 2001. Decreased consumption from all classes of customers accounts for this decline, as the weather patterns in 2002 were not as hot and dry as the weather patterns in 2001. Increased revenues of $110,052 from service operations almost offset the decline in water sales.

OPERATING EXPENSES
Operating expenses of $3,799,935 for 2003 are $751,506 higher that operating expenses of $3,048,429 for 2002. Operating expenses for the newly acquired regulated operations totaled $353,083 while H2O Services expenses increased by $491,563 due to both increased activity and expenses related to the acquired non-regulated operations. These increases were partially offset by a decrease in supplemental pension expense as well as lower expenses associated with the formation of BIW Limited in 2002. Operating expenses of $3,048,429 in 2002 are $310,698 higher than operating expenses of $2,737,731 that occurred in 2001. Costs for the formation of the holding company, a non-recurring expense, accounts for approximately $150,000 of the variance. Property and liability insurance, professional fees, pension expense and workers compensation costs also increased in 2002. Increased operating costs relating to Birmingham H2O Services also contributed to this variance.

MAINTENANCE EXPENSES
Maintenance expenses of $312,134 are $46,935 higher than maintenance expenses of $265,199 for 2002. The additional maintenance expenses related to the newly acquired operations, both regulated and non-regulated, accounts for the variance. Maintenance expenses of $265,199 in 2002 are $54,782 higher than maintenance expenses of $210,417 for 2001. Increased costs relating to main and service line repairs and increased maintenance of general plant accounts for this variance.

DEPRECIATION
Depreciation of $630,462 in 2003 exceeds depreciation of $577,620 in 2002 by $52,842. Additional depreciation due to continued plant additions along with depreciation of assets of the newly acquired operations accounts for this increase. Depreciation of $577,620 in 2002 exceeds depreciation of $548,119 in 2001 by $29,501, also as a result of utility plant additions.

TAXES OTHER THAN INCOME TAXES
Taxes other than income taxes of $438,126 for 2003 are $48,042 higher than taxes other than income taxes of $390,084 in 2002. Increased payroll taxes and property taxes due to the acquisition of the new operations as well as property taxes related to utility plant additions throughout the Company's service area account for this increase. Taxes other than income taxes of $390,084 for 2002 are $61,836 higher than taxes other than income taxes of $328,248 from 2001. Increases in personal property taxes as a result of the Company's capital improvement program principally account for this increase.

INCOME TAXES
Income taxes on operations of $252,502 recorded in 2003 are $115,698 higher than the 2002 expense of $136,804 due to an increase in operating earnings. Income taxes on operations of $136,804 recorded in 2002 are $55,023 lower than the 2001 expense of $191,827 due to a decrease in operating earnings. The Company also incurs income tax liability for gains from land transactions, both in the year in which they occur and in the later years in which income, previously deferred in accordance with the DPUC's orders concerning the sharing of the gains between the Company's shareholders and ratepayers, is recognized by the Company. Taxes related to gains on land transactions were $75,769, $322,521, and $2,064,807 in 2003, 2002 and 2001, respectively. The Company's total income tax expense, including both the tax on operating income and on land sale gains, was $328,271 in 2003, $459,325 in 2002, and $2,256,634 in 2001.

LAND DISPOSITIONS
When Birmingham Utilities disposes of land, any gain recognized, net of taxes, is shared between ratepayers and shareholders based upon a formula approved by the DPUC. The impact of land dispositions is recognized in two places on the statement of income.

The statement of income reflects income from the disposition of land (net of taxes) of $261,317 in 2002, and $5,133,379 in 2001, which represent the shareholders' immediate share of income from land dispositions occurring in each year. There were no land sales in 2003.

Land disposition income is also recognized in the financial statements as a component of operating income on the line entitled "Amortization of Deferred Income on Dispositions of Land." These amounts represent the recognition of income deferred on land dispositions, which occurred in prior years. The amortization of deferred income on land dispositions, net of tax, was $179,172, $394,775, and $64,524 for the years 2003, 2002 and 2001, respectively.

Recognition of deferred income will continue over various time periods depending upon the amortization period ordered by the DPUC for each particular disposition.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION

Allowance for funds used during construction (AFUDC) in 2003 of $80,807 is $10,837 lower than the $91,644 recorded in 2002. A reduction in the allowable interest rate from 10.47% to 9.74% effective in August 2003 along with a decrease in the duration of the construction projects accounts for the decrease. AFUDC in 2002 of $91,644 is $45,269 higher than the recorded amount of $46,375 for 2001. AFUDC relating to the construction of Birmingham Utilities' new treatment facilities accounts for this increase.

OTHER INCOME
Other income of $17,749 is $55,586 lower than other income of $73,335 in 2002. Lower investment income from cash and investments and reduced operating income related to BUI's managed system in Derby accounts for the decrease. Other income of $73,335 in 2002 is $12,605 lower than other income of $85,940 recorded in 2001. Lower interest income from Birmingham Utilities cash and investments from the 2001 land sales accounts for this variance.

INTEREST EXPENSE
Interest expense of $432,678 for 2003 is $10,523 higher than interest expense of $422,155 in 2002. The increase in short-term borrowings related to the 2003 acquisition accounts for the additional expense. Interest expense of $422,155 for 2002 is $88,852 lower than interest expense of $511,007 in 2001. There was no short-term borrowing in 2002 as Birmingham Utilities short-term borrowing was fully repaid at the end of the second quarter of 2001 with the proceeds from the Quillinan land sale.

REGULATORY MATTERS AND INFLATION
Inflation, as measured by the Consumer Price Index, increased 1.9 percent, 2.4 percent and 1.6 percent in 2003, 2002 and 2001, respectively. The regulatory authorities allow the recovery of depreciation through revenues solely on the basis of the historical cost of plant. The replacement cost of utility plant would be significantly higher than the historical cost. While the regulatory authorities give no recognition in the ratemaking process to the current cost of replacing utility plant, the Company believes that, based on past practices, Birmingham Utilities will continue to be allowed to earn a return on the increased cost of their net investment when prudent replacement of facilities actually occurs.

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

REVENUE RECOGNITION
Birmingham Utilities recognizes revenue as customers are billed for water consumed. Residential, commercial, and industrial customers are metered, and revenues are based on their usage multiplied by rates approved by the DPUC. Fire protection charges are based on the length and diameter of the water main and the number of hydrants in service. The majority of customers are billed quarterly, except for industrial, fire protection, and Eastern Division customers who are billed monthly. In addition, Birmingham Utilities accrues revenue for the estimated amount of water sold but not billed as of the balance sheet date. Estimates are based on actual usage from the comparable period of the previous year. Management believes that this methodology is preferable to using the most recent quarterly billing due to the seasonality of water usage.

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

The deferred tax asset related to land sales represents expected future tax savings resulting from sales of land required to be maintained as open space at less than market value. The Company received a charitable contribution deduction for federal tax purposes and a tax credit for state tax purposes. Unused tax benefits may be carried forward to reduce income taxes in future years; the federal charitable deduction five years and the state tax credit ten years. Utilization of these benefits is primarily subject to the extent of future earnings of the Company, including an estimate for anticipated future rate relief and changes to current tax rates. In addition, the federal charitable contribution deduction is subject to an annual limitation of 10% of taxable income and, as a result of legislation passed in 2002, the state tax credit is now subject to an annual limitation of 70% of the amount of tax due. The Company has established a valuation allowance for the portion of possible tax savings not likely to be realized by the end of the carryforward periods.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities" (SFAS 149), which amends SFAS 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and requires that such instruments be classified as liabilities.

Adoption of these statements did not have a material impact on the Company's financial position or results of operations.

OUTLOOK
The Company believes that as a result of health, transportation and supply issues in regard to the physical movement of water, deregulation of the water industry is unlikely in the foreseeable future. Although the Company believes deregulation is not a viable option for this industry, consolidation of the water industry continues to be fast paced over the last five years. The consolidation strategy has allowed many small, non-viable water systems to be purchased by larger purveyors and for larger systems to merge in an effort to create economies of scale. Foreign entities have also been very active in the purchase of investor owned American water systems.

The Company believes it is prudently monitoring the economic environment in which it operates to best take advantage of market opportunities. The establishment of a holding company, the formation of Birmingham H2O Services, and the acquisition of the Connecticut operations of Aqua Source, both regulated and non-regulated, and the proposed acquisition of five small water utilities in New York are expected to bring additional financial gains to the Company. In addition, Birmingham Utilities recent rate decision will now allow the company to earn a rate of return on its increased rate base as a result of its prudent and efficient capital improvement program.

FINANCIAL RESOURCES
During 2003, 2002 and 2001, the Company's operations generated (utilized) funds available for investment in utility plant and for use in financing activities, including payment of dividends on common stock, of $1,437,014, $926,880, and ($1,683,876), respectively (See Statement of Cash Flows).

Net cash provided by operating activities increased $510,134 in 2003 as a result of the 28% rate increase granted Birmingham Utilities in August 2003 and cash flows from the newly acquired operations and increased $2,610,756 from 2001 to 2002. Income taxes were paid in 2001 as a result of land sales that took place in that year.

During the 3-year period 2003, 2002 and 2001, the Company has generated sufficient funds to meet its day-to-day operational needs, including regular expenses, payment of dividends, and investment in normal plant replacements, such as new services, meters and hydrants. It expects to be able to continue to do so for the foreseeable future.

Birmingham Utilities Long-Term Capital Improvement Program will be funded by the internal generation of funds, including rate relief, as well as the Company's ability to raise capital from external sources. During 2003, 2002 and 2001, the Company's additions to utility plant, net of customer advances, were $1,526,423, $1,932,100 and $1,267,812, respectively (see Statement of Cash Flows and Note
16). These additions were financed primarily from proceeds of land sales.

Birmingham Utilities has outstanding $4,042,000 principal amount of Mortgage Bonds, due September 1, 2011, issued under its Mortgage Indenture. The Mortgage Indenture limits the issuing of additional First Mortgage Bonds and the payment of dividends. It does not, however, restrict the issuance of either long-term or short-term debt, which is either unsecured or secured with liens subject to the lien of the Mortgage Indenture.

In December 2003, Birmingham Utilities converted its 2-year $5,000,000 unsecured, revolving line of credit to a 1-year $7,000,000 unsecured revolving line of credit. The interest rate on the unsecured line of credit is a variable option of 30, 60, 90 or 180-day LIBOR plus 100 basis points or prime. The Company is required to pay interest only during the revolving period. The loan is payable in full at maturity. Borrowings of $4,705,000 were outstanding on the line of credit at December 31, 2003.

In January 2004, the Company filed an application with the DPUC for approval of the issuance of First Mortgage Bonds in the principal amount of $9,000,000. The bonds, which have not yet been issued, will carry an interest rate of 5.21%. The proceeds from the bond issue will be used to repay the existing Mortgage Bonds, which carry an interest rate of 9.64%, and to repay short-term debt used to fund the purchase of the Connecticut regulated and non-regulated operations from PSC and the eventual purchase of the New York operations from PSC. In March 2004, the DPUC approved the Company's request to issue new bonds.

Birmingham Utilities' 2004 Capital Budget of $1,319,000 is two-tiered. The first tier, consisting of typical capital improvements made each year for services, hydrants and meters is budgeted for $410,000 and is expected to be financed primarily with internally generated funds.

The second tier of the 2004 Capital Budget consists of replacements and betterments, which are part of Birmingham Utilities' Long-Term Capital Improvement Program and includes $909,000 of budgeted plant additions. Plant additions from this part of the capital budget will be financed with internally generated funds and short-term borrowings. Second tier plant additions can be, and portions of it are expected to be, deferred to future years if funds are not available for their construction.

The Company believes that through the use of short-term borrowing and internally generated funds, it can generate sufficient capital to support its 5-year capital budget currently estimated at $5,919,000. Internally generated funds in part are dependent on the extent of future rate relief. Future rate relief will be a necessary component in the process of funding this 5-year capital program.

On September 27, 2002, Birmingham Utilities sold 27 acres of unimproved land in Seymour, Connecticut to the State of Connecticut, Department of Environmental Protection (DEP) for $537,500. The after tax gain on this transaction amounted to $311,092 of which 16% or $49,775 was allocated by the DPUC to an account stipulated as an offset to rate base for a period of 40 years. The rate base offset account does not represent a claim by ratepayers on any assets of BUI. The rate base offset account was utilized in calculating rate base in Birmingham Utilities' rate case in 2003.

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

The Company maintains a common stock Dividend Reinvestment Plan (the Plan) pursuant to which shareholders are entitled to purchase up to 140,000 new shares of the Company's common stock by applying to thepurchase price of the new shares cash dividends which otherwise would be issued by the Company with respect to its existing common stock. The Plan provides that the purchase price for the new shares will be their fair market value at the time of the purchase. Dividends reinvested during 2003 totaled $69,487 and $67,383 in 2002. In December 2001, the Company began purchasing shares in the open market to satisfy its dividend reinvestment obligations.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
The Company does not utilize off-balance sheet arrangements and has no contractual obligations with any unconsolidated entities. The following table summarizes the Company's future contractual cash obligations as of December 31, 2003:

                                                  Less than                                       More than
                                    Total           1 year        1-3 years       4-5 years        5 years
                                 -----------     -----------     -----------     -----------     -----------
Debt obligations
  Series E Mortgage Bonds        $ 4,042,000(1)  $    94,000     $   282,000     $   188,000     $ 3,478,000
  Line of Credit                   4,705,000(1)    4,705,000
Purchase Obligations
  Regional Water Authority         8,352,000         696,000       2,088,000       1,392,000       4,176,000
Other Obligations
  Capital Budget                   1,410,000(2)      410,000         600,000         400,000
  Defined Benefit Pension             75,000          75,000
Total                            $18,584,000     $ 5,980,000     $ 2,970,000     $ 1,980,000     $ 7,654,000

(1) See Note 20
(2) Includes only Tier 1 additions

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company has certain exposures to market risk related to changes in interest rates. The Company has an outstanding revolving credit agreement, under which there were borrowings of $4,705,000 at December 31, 2003. The Company, however, expects to repay $4,000,000 of this borrowing in 2004 through the issuance of new first mortgage bonds. See Note 20. The revolving credit agreement bears interest at variable rates based on current LIBOR indices. The Company is not subject in any material respect to currency or other commodity risk.

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

These factors include, among others, the adequacy of rates approved by the DPUC, weather conditions, changes in governmental regulations affecting water quality, success of operating initiatives, changes in business strategy, as well as general economic and business conditions.


INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
BIW Limited
Ansonia, Connecticut

We have audited the accompanying consolidated balance sheets of BIW Limited and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BIW Limited and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

February 29, 2004
Shelton, Connecticut

CONSOLIDATED BALANCE SHEETS

                                                                       December 31,
                                                               ------------------------------
                                                                   2003              2002
---------------------------------------------------------------------------------------------
Assets
Utility plant                                                  $ 33,213,665      $ 27,049,864
Accumulated depreciation                                         (8,578,855)       (8,013,941)
---------------------------------------------------------------------------------------------
                                                                 24,634,810        19,035,923
Other property                                                      388,678                --

Current assets:
  Cash and cash equivalents                                         148,618           663,060
  Investments                                                            --           737,141
  Accounts receivable, net of allowance for doubtful
  accounts (2003, $87,000; 2002, $40,000)                           916,985           457,932
  Accrued utility and other revenue                                 561,560           434,312
  Materials and supplies                                            280,319           115,568
  Prepayments and other current assets                              302,482            16,106
---------------------------------------------------------------------------------------------
Total current assets                                              2,209,964         2,424,119
---------------------------------------------------------------------------------------------
Deferred charges                                                    226,034           120,050
Unamortized debt expense                                             89,242           105,491
Regulatory asset - income taxes recoverable                         439,050           342,257
Other assets                                                        411,691           293,449
---------------------------------------------------------------------------------------------
                                                                  1,166,017           861,247
---------------------------------------------------------------------------------------------
                                                               $ 28,399,469      $ 22,321,289
=============================================================================================

SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity:
  Common stock, no par value; authorized 5,000,000 shares;
    issued and outstanding 1,637,076 shares                    $  2,900,913      $  2,905,190
    Retained earnings                                             9,822,197         9,984,068
---------------------------------------------------------------------------------------------
                                                                 12,723,110        12,889,258
Long-term debt                                                    3,948,000         4,042,000
---------------------------------------------------------------------------------------------
Current liabilities:
  Current portion of long-term debt                                  94,000            94,000
  Note payable                                                    4,705,000                --
  Accounts payable and accrued liabilities                        1,411,227           631,340
---------------------------------------------------------------------------------------------
  Total current liabilities                                       6,210,227           725,340
---------------------------------------------------------------------------------------------
Customers' advances for construction                                503,897           428,684
Contributions in aid of construction                              2,454,304         2,013,522
Regulatory liability - income taxes refundable                      134,486           142,059
Deferred income taxes                                             2,397,034         1,797,075
Deferred income on dispositions of land                              28,411           283,351
Commitments and contingent liabilities (Note 14)
                                                                  5,518,132         4,664,691
---------------------------------------------------------------------------------------------
                                                               $ 28,399,469      $ 22,321,289
=============================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                      Years Ended December 31,
                                                           ----------------------------------------------
                                                               2003             2002             2001
---------------------------------------------------------------------------------------------------------
Operating revenues:
  Residential and commercial                               $  4,154,641     $  3,399,808     $  3,478,678
  Industrial                                                    134,290          101,088          135,701
  Fire protection                                               799,079          691,024          687,934
  Public authorities                                             91,674           91,022           97,839
  Other                                                         245,828          206,884          215,684
  Service operations                                            982,971          346,497          236,445
---------------------------------------------------------------------------------------------------------
                                                              6,408,483        4,836,323        4,852,281
---------------------------------------------------------------------------------------------------------
  Operating expenses                                          3,799,935        3,048,429        2,737,731
  Maintenance expenses                                          312,134          265,199          210,417
    Depreciation                                                630,462          577,620          548,119
    Taxes other than income taxes                               438,126          390,084          328,248
    Taxes on income                                             252,502          136,804          191,827
---------------------------------------------------------------------------------------------------------
                                                              5,433,159        4,418,136        4,016,342
---------------------------------------------------------------------------------------------------------
                                                                975,324          418,187          835,939
Amortization of deferred income on dispositions
    of land (net of income taxes of $75,769 in
    2003, $162,262 in 2002, and $38,424 in 2001)                179,172          394,775           64,524
---------------------------------------------------------------------------------------------------------
Operating income                                              1,154,496          812,962          900,463
Allowance for funds used during construction                     80,807           91,644           46,375
Other income, net                                                17,749           73,335           85,940
---------------------------------------------------------------------------------------------------------
Income before interest expense                                1,253,052          977,941        1,032,778
Interest expense                                                432,678          422,155          511,007
Income from dispositions of land (net of income
    taxes of $160,259 in 2002, and $2,026,383 in 2001)               --          261,317        5,133,379
---------------------------------------------------------------------------------------------------------
Net income                                                      820,374          817,103        5,655,150
Retained earnings, beginning of year                          9,984,068       10,146,829        5,435,602
=========================================================================================================
Dividends                                                       982,245          979,864          943,923
---------------------------------------------------------------------------------------------------------
Retained earnings, end of year                             $  9,822,197     $  9,984,068     $ 10,146,829
Earnings per share, basic                                  $        .50     $        .50     $       3.48
---------------------------------------------------------------------------------------------------------
Earnings per share, diluted                                $        .49     $        .49     $       3.41
---------------------------------------------------------------------------------------------------------
Dividends per share                                        $        .60     $        .60     $        .58
---------------------------------------------------------------------------------------------------------

                 See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               Years Ended December 31,
                                                                   ------------------------------------------------
                                                                       2003              2002              2001
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                         $    820,374      $    817,103      $  5,655,150
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
  Income from land dispositions                                              --          (421,576)       (7,355,449)
  Depreciation and amortization                                         700,011           631,364           621,080
  Amortization of deferred income                                      (179,172)         (394,775)         (102,951)
  Deferred income taxes                                                 435,525           317,548          (398,739)
  Allowance for funds used during construction                          (80,807)          (91,644)          (46,375)
Change in assets and liabilities:
   (Increase) decrease in accounts receivable
    and accrued revenues                                               (172,078)           47,601           (46,759)
   (Increase) in materials and supplies                                 (45,292)           (6,535)          (24,951)
   (Increase) decrease in prepayments and
    other current assets                                               (286,376)           28,837           (17,971)
    Increase (decrease) in accounts payable
    and accrued liabilities                                             244,829            (1,043)           33,089
-------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                   1,437,014           926,880        (1,683,876)
-------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
Capital expenditures - utility plant                                 (1,689,324)       (1,944,760)       (1,279,517)
Capital expenditures - other property                                    (7,178)               --                --
Sales of utility plant                                                   54,000                --            14,245
Cash paid for acquisition                                            (4,315,856)               --                --
Proceeds from land disposition                                               --           537,500         9,868,000
Sale (purchase) of investments                                          737,141          (737,141)               --
Increase in deferred charges and other assets                          (521,895)         (133,269)         (733,313)
Customer advances                                                       162,901            12,660            11,705
-------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                  (5,580,211)       (2,265,010)        7,881,120
-------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
Borrowings under line of credit                                       4,705,000                --           545,000
Repayment of long-term debt                                             (94,000)          (94,000)          (94,000)
Repayments on line of credit                                                 --                --        (2,781,714)
Dividends paid, net                                                    (982,245)         (944,450)         (868,367)
-------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                   3,628,755        (1,038,450)       (3,199,081)
-------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                   (514,442)       (2,376,580)        2,998,163
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                            663,060         3,039,640            41,477
Cash and cash equivalents, end of year                             $    148,618      $    663,060      $  3,039,640
===================================================================================================================

                 See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS
BIW Limited (BIW or the Company) is the parent company of Birmingham Utilities, Inc. and its wholly-owned subsidiary Eastern Connecticut Regional Water Company, Inc. (Eastern Division), collectively (BUI or Birmingham Utilities), a regulated public water service company that provides water service to customers in various cities and towns in Connecticut and Birmingham H2O Services, Inc. (BHS or H2O Services), which provides water related services to other water utilities, municipalities, contractors and individuals throughout Connecticut.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of BIW Limited and its wholly-owned subsidiaries Birmingham Utilities and Birmingham H2O Services. All significant intercompany balances and transactions have been eliminated in consolidation.

PUBLIC UTILITY REGULATION
Birmingham Utilities' accounting policies conform to the Uniform System of Accounts and ratemaking practices prescribed by the Connecticut Department of Public Utility Control (DPUC), and accounting principles generally accepted in the United States of America, which include the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). SFAS 71 requires cost based, rate regulated enterprises to reflect the impact of regulatory decisions in their financial statements. The DPUC, through the rate regulation process, can create regulatory assets that result when costs are allowed for ratemaking purposes in a period after the period in which the costs would be charged to expense by an unregulated enterprise. The balance sheets include regulatory assets and liabilities as appropriate, primarily related to income taxes and post retirement benefit costs. The Company believes, based on current regulatory circumstances, that the regulatory assets recorded are likely to be recovered and that its use of regulatory accounting is appropriate and in accordance with the provisions of SFAS 71.

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

DEPRECIATION
For financial statement purposes, Birmingham Utilities provides for depreciation using the straight-line method, at rates approved by the DPUC. The rates used are intended to distribute the cost of depreciable properties over their estimated service lives. For income tax purposes, the Company provides for depreciation utilizing straight-line and accelerated methods. The overall depreciation rates were 2.3% for 2003, 2.2% for 2002, and 2.3% for 2001.

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

REVENUE RECOGNITION
Birmingham Utilities recognizes revenue as customers are billed for water consumed. Residential, commercial, and industrial customers are metered, and revenues are based on their usage multiplied by rates approved by the DPUC. Fire protection charges are based on the length and diameter of the water main and the number of hydrants in service. The majority of customers are billed quarterly, except for industrial, fire protection, and Eastern Division customers, who are billed monthly. In addition, Birmingham Utilities accrues revenue for the estimated amount of water sold but not billed as of the balance sheet date.

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

The Company's deferred tax provision was determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently enacted tax rates. The provision for income taxes is the sum of the amount of income tax paid or payable as determined by applying the provisions of enacted tax laws to the taxable income for that year and the net change during the year in the Company's deferred tax assets and liabilities.

In addition, the Company is required to record an additional deferred tax liability for temporary differences not previously recognized. This additional deferred tax liability totaled $304,500 at December 31, 2003 and $200,200 at December 31, 2002. Management believes that these deferred taxes will be recovered through the ratemaking process. Accordingly, the Company has recorded an offsetting regulatory asset and regulatory liability.

EMPLOYEE BENEFITS
The Company has a noncontributory defined benefit plan which covers employees of Birmingham Utilities, excluding Eastern Division and H2O Services employees. The benefits are primarily based on years of service and the employee's compensation. Pension expense includes the amortization of a net transition obligation over a 23-year period. The Company's funding policy is to make annual contributions in an amount that approximates what was allowed for ratemaking purposes consistent with ERISA funding requirements. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The Company has a 401(k) Plan. Employees are allowed to contribute a percentage of salary, based on certain parameters. The Company matched 100% of employee contributions up to 6% of total compensation for 2003 and 2002.

In addition, the Company provides certain health care and life insurance benefits for retired employees of Birmingham Utilities and their spouses, excluding Eastern Division and H2O Services employees. Generally, the plan provides for Medicare wrap-around coverage plus life insurance based on a percentage of each participant's final salary. Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company. The Company's obligation for postretirement benefits must be fully accrued by the date that the employee attains full eligibility for benefits. The Company has elected to recognize the unfunded accumulated postretirement benefit obligation over 20 years. The Company's funding policy is to contribute amounts annually to a benefit trust and pay directly all current retiree premiums.

STOCK BASED COMPENSATION
he Company applies Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123) to account for its stock option plans. As permitted by SFAS 123, the Company has chosen to continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and, accordingly, no compensation cost has been recognized for stock options in the financial statements. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123:

                                                2003       2002        2001
                                              --------   --------   ----------
Net income:                    As reported    $820,374   $817,103   $5,655,150
                               Pro forma      $774,834   $790,967   $5,634,277

Earnings per share, basic:     As reported        $.50       $.50        $3.48
                               Pro forma          $.47       $.48        $3.46

Earnings per share, diluted:   As reported        $.49       $.49        $3.41
                               Pro forma          $.46       $.47        $3.40

COMPENSATED ABSENCES
Company policy and practice does not provide for any accumulated but unused vacation, sick time or any other compensated absences to be carried over beyond the year-end.

LAND DISPOSITIONS
Birmingham Utilities has essentially disposed of its surplus land not required for utility operations. The net gain of each disposition, after deducting costs, expenses and taxes is allocated between the shareholders and ratepayers by a method approved by the DPUC based on legislation passed by the Connecticut General Assembly. The portion of income applicable to shareholders is recognized in the year of disposition. Income attributable to ratepayers is deferred and, for land dispositions through 2001, amortized in a manner that reflects reduced water revenue resulting from the sharing formula as determined by the DPUC. Income attributable to ratepayers for land dispositions in 2002 was allocated by the DPUC to an account stipulated as an offset to rate base for a period of 40 years.

UNAMORTIZED DEBT EXPENSE
Costs related to the issuance of debt are capitalized and amortized over the term of the related indebtedness. Birmingham Utilities has received permission from the DPUC to amortize the costs associated with debt previously outstanding over the term of the new indebtedness.

NOTE 2
ACQUISITION
On October 31, 2003, Birmingham Utilities purchased from Aqua America, formerly the Philadelphia Suburban Corporation (PSC) for $4,651,000 all of the issued and outstanding shares of common stock of Eastern Connecticut Regional Water Company, Inc., and Birmingham H2O Services purchased certain non-regulated assets consisting largely of operating maintenance agreements with various unregulated water supply systems located in eastern Connecticut and Rhodes Pump Service, Inc. located in Guilford, Connecticut. The purchase price was funded through borrowings on BUI's existing line of credit.

The acquisition has been accounted for in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations." Accordingly, the cost of the acquisition was allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values at the date of acquisition.

The following table summarizes the final purchase price allocation:
Utility plant                                                   $2,731,200
Construction in process                                          1,594,400
Other property                                                     385,000
Accounts receivable                                                414,200
Materials and supplies                                             119,500
    Total assets acquired                                        5,244,300
Accounts payable and accrued liabilities                          (240,200)
Contributions in aid of construction                              (353,100)
     Total liabilities assumed                                    (593,300)
Fair value of net assets acquired                               $4,651,000

The Company's consolidated income statement includes the operations of the acquired entities from October 31, 2003, the date of acquisition.

The following unaudited pro forma financial information reflects the consolidated results of operations of BIW Limited as if the acquisition had taken place on January 1, 2002, after giving effect to certain pro forma adjustments. The unaudited pro forma results are not necessarily indicative of the results of operations had the acquisition actually occurred at the beginning of 2002, nor is it necessarily indicative of future results.

                                                         2003           2002
                                                      ----------     ----------
Operating revenues                                    $8,465,000     $5,908,300
Net income                                            $1,145,000     $  922,000
Earnings per share, diluted                           $      .69     $      .55


NOTE 3

UTILITY PLANT
                                                             December 31,
                                                    ----------------------------
                                                        2003            2002
                                                    ------------   -------------
Pumping, treatment and distribution                 $ 25,240,521   $  20,661,157
Source of supply                                       3,321,928       3,096,489
General plant                                          2,700,786       1,963,359
Organization                                              30,219          30,219
                                                      31,293,454      25,751,224
Construction in process                                1,920,211       1,298,640
                                                    $ 33,213,665    $ 27,049,864

NOTE 4

OTHER ASSETS
                                                                   December 31,
                                                                   Regulatory
                                          2003          2002     Recovery Period
                                        --------      --------   ---------------
Regulatory assets:
  Deferred post retirement benefits     $161,300      $143,300        10 Years
  Various deferred costs and charges     214,180       107,364      3-15 Years
Non-regulatory assets:
  Various deferred costs and charges      36,211        42,785
                                        $411,691      $293,449

NOTE 5

NOTE PAYABLE
Note Payable consists of a $7,000,000 1-year, unsecured line of credit expiring in December 2004. This note replaces the $5,000,000 1-year unsecured line of credit that expired in October 2003. During the revolving period, Birmingham Utilities can choose between variable rate options of 30, 60, 90 or 180-day LIBOR plus 100 basis points or prime. BUI is required to pay only interest during the revolving period. The principal is payable in full at maturity. The line of credit requires the maintenance of certain financial ratios and net worth of $7,500,000.

Borrowings of $4,705,000 were outstanding on the line of credit at December 31, 2003. See Note 20.

NOTE 6

LONG-TERM DEBT
                                                             December 31,
                                                      -------------------------
                                                         2003           2002
                                                      ----------     ----------
First mortgage bonds, Series E. 9.64%,
  due September 1, 2011                               $4,042,000     $4,136,000

Pursuant to its Mortgage Bond Indenture, Birmingham Utilities has outstanding a series of first mortgage bonds in the amount of $4,042,000 due on September 1, 2011. The terms of the indenture provide, among other things, annual sinking fund requirements and limitations on (a) payment of cash dividends; and (b) incurrence of additional bonded indebtedness. Under the dividend limitation, approximately $8,750,000 was available to pay dividends at December 31, 2003 after the quarterly dividend payment made on that date. Interest is payable semi-annually on the first day of March and September. The indenture is secured by a lien on utility property, excluding Eastern Division property.

Birmingham Utilities is required to pay $94,000 each September 1 until the bonds are paid in full. See Note 20.

NOTE 7

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
                                                              December 31,
                                                      -------------------------
                                                         2003           2002
                                                      ----------     ----------
Accounts payable                                      $  627,720     $  238,053
Accrued liabilities:
  Interest                                               129,882        132,903
  Taxes                                                  120,690          6,080
  Pension                                                168,961        253,721
  Other                                                  363,974            583
                                                      $1,411,227     $  631,340

NOTE 8

TAXES, OTHER THAN INCOME TAXES
                                                     December 31,
                                       ----------------------------------------
                                          2003           2002           2001
                                       ----------     ----------     ----------
Municipal                              $  302,972     $  296,092     $  246,201
Payroll                                   135,154         93,992         82,047
                                       $  438,126     $  390,084     $  328,248

NOTE 9

INCOME TAXES
The provisions for taxes on income for the years ended December 31, 2003, 2002 and 2001 consist of:

                                          2003           2002           2001
                                       ----------     ----------     ----------
Current:
  Federal                              $ (220,000)    $   69,901     $2,665,314
  State                                    52,677          8,441             --
Deferred:
  Federal:
     Accelerated depreciation             434,525        223,221         80,378
     Income on land dispositions           72,019        162,430       (201,937)
     Investment tax credit                (14,700)       (14,700)       (14,700)
     Other                                     --             --          7,909
     State                                  3,750         10,032       (280,330)
                                       $  328,271     $  459,325     $2,256,634

State deferred income taxes relate solely to timing differences in the recognition of income related to land dispositions.

A reconciliation of the income tax expense at the federal statutory tax rate of 34 percent to the effective rate follows:

                                                  2003           2002            2001
                                             ------------    ------------    ------------
Federal income tax at statutory rates        $    390,542    $    433,986    $  2,690,044
Increase (decrease) resulting from:
   State income tax, net of federal benefit        37,242          12,192        (185,018)
   Bargain sale portion of land dispositions           --          (8,712)       (298,350)
   Rate case expense                              (28,610)          1,627           2,308
   Pension expense                                (34,159)         13,362            (511)
   Other, net                                     (22,044)         21,570          62,861
   Investment tax credit                          (14,700)        (14,700)        (14,700)
Total provision for income taxes                  328,271         459,325       2,256,634
Taxes related to land dispositions                (75,769)       (322,521)     (2,064,807)
Operating provision for taxes                $    252,502    $    136,804    $    191,827

Deferred tax liabilities (assets) were comprised of the following:

                                                  2003            2002
                                             ------------    ------------
Depreciation                                 $  2,608,391    $  2,158,355
Investment tax credits                            261,061         275,761
Other                                             243,412         161,104
Gross deferred tax liabilities                  3,112,864       2,595,220
Land sales                                     (2,459,566)     (2,505,636)
Other                                            (202,345)       (208,892)
Gross deferred tax assets                      (2,661,911)     (2,714,528)
Valuation allowance                             1,946,081       1,916,383
Net deferred tax assets                          (715,830)       (798,145)
Total deferred income taxes                  $  2,397,034    $  1,797,075

The deferred tax asset related to land sales represents expected future tax savings resulting from sales of land required to be maintained as open space at less than market value. The Company received a charitable contribution deduction for federal tax purposes and a tax credit for state tax purposes. Unused tax benefits may be carried forward to reduce income taxes in future years; the federal charitable deduction five years and the state tax credit ten years. Utilization of these benefits is primarily subject to the extent of future earnings of the Company, including an estimate for anticipated future rate relief and changes to current tax rates. In addition, the federal charitable contribution deduction is subject to an annual limitation of 10% of taxable income and, as a result of legislation passed in 2002, the state tax credit is now subject to an annual limitation of 70% of the amount of tax due. The Company has established a valuation allowance for the portion of possible tax savings not likely to be realized by the end of the carryforward periods.

NOTE 10

RELATED PARTY TRANSACTIONS
The Company has paid legal and consulting fees to firms whose partners are directors and shareholders of the Company. During the years ended December 31, 2003, 2002 and 2001, fees paid amounted to $8,445, $6,112, and $10,447, respectively.
NOTE 11

ALLOWANCE FOR DOUBTFUL ACCOUNTS
The Company continuously monitors the creditworthiness of its customers and has established an allowance for amounts that may be uncollectible in the future based on current economic conditions, historical payment and bad debt write-off experience, and any specific customer related collection issues.

Allowance for doubtful accounts includes the following components:

                                                        December 31,
                                            ----------------------------------
                                              2003         2002         2001
                                            --------     --------     --------
Allowance for doubtful accounts, beginning  $ 40,000     $ 40,000     $ 45,000
Provision                                     71,420       17,458       11,070
Recoveries                                     2,268        1,365        7,927
Charge-offs                                  (26,688)     (18,823)     (23,997)
Allowance for doubtful accounts, ending     $ 87,000     $ 40,000     $ 40,000


NOTE 12

PENSION AND OTHER POSTRETIREMENT BENEFITS
The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans.

                                                                                          Other
                                                  Pension Benefits                 Postretirement Benefits
                                               2003              2002              2003              2002
                                           ------------      ------------      ------------      ------------
Change in Benefit Obligation:
 Benefit obligation, beginning of year     $  1,260,738      $  1,080,148      $    527,850      $    494,219
 Service cost                                    59,517            54,994            27,818            26,914
  Interest cost                                  92,630            90,750            35,947            33,740
  Actuarial loss (gain)                         (84,053)          (50,376)            1,564             2,599
  Amendment                                          --           123,988                --                --
  Benefits paid                                 (37,633)          (38,766)          (31,757)          (29,622)
  Benefit obligation, end of year          $  1,291,199      $  1,260,738      $    561,422      $    527,850
Change in Plan Assets:
  Fair value, beginning of year                 613,486           688,738           362,316           393,405
  Actual return on plan assets                  130,232           (96,486)           73,415           (56,089)
  Employer contribution                         100,000            60,000            25,000            25,000
  Benefits paid                                 (37,633)          (38,766)               --                --
  Fair value, end of year                       806,085           613,486           460,731           362,316
Funded Status                                  (485,114)         (647,252)         (100,691)         (165,534)
Unrecognized net actuarial gain (loss)          269,594           425,831           (72,839)          (30,084)
Unrecognized transition obligation               46,973            52,845           228,402           253,780
Unrecognized prior service cost                  80,736            85,906                --                --
Prepaid (accrued) benefit cost             $    (87,811)     $    (82,670)     $     54,872      $     58,162


                                                                                          Other
                                                  Pension Benefits                 Postretirement Benefits
                                               2003              2002              2003              2002
                                           ------------      ------------      ------------      ------------
Weighted-average assumptions as
of December 31:
  Discount rate                                      8%                8%                7%                7%
  Expected return on plan assets                     8%                8%                8%                8%
  Rate of compensation increase                      5%                5%                --                --

For measurement purposes, a 7.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. The rate was assumed to decrease gradually to 6% for 2005 and remain at that level thereafter.

Effective January 1, 2002, the Company amended its pension benefits by increasing the plan benefit from 1.1% to 1.3% of average monthly compensation multiplied by the number of years of service.

Net periodic pension and other postretirement benefit costs include the following components:

                                                                                                  Other
                                                   Pension Benefits                      Postretirement Benefits
                                       --------------------------------------    --------------------------------------
                                          2003          2002          2001          2003          2002          2001
                                       ----------    ----------    ----------    ----------    ----------    ----------
Components of Net Periodic
Benefit Cost:
  Service cost                         $   59,517    $   54,994    $   53,172    $   27,818    $   26,914    $   26,123
  Interest cost                            92,630        90,750        71,379        35,947        33,740        31,311
  Expected return on plan assets          (63,291)      (61,680)      (63,423)      (29,096)      (31,556)      (31,404)
       Amortization of unrecognized
       transition obligation                5,872         5,872         5,872        25,378        25,378        25,378
   Amortization of unrecognized
   prior service cost                       5,170         5,170        (2,254)           --            --            --
Recognized net actuarial loss (gain)        5,243         5,455         6,140            --        (4,334)       (9,136)
Net periodic benefit cost              $  105,141    $  100,561    $   70,886    $   60,047    $   50,142    $   42,272


Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                          1-Percentage     1-Percentage
                                         Point Increase   Point Decrease
                                         --------------   --------------
Effect on total of service and
  interest cost components                   $10,613         $ (9,214)
Effect on postretirement benefit
  obligation                                 $78,016         $(71,618)

The Company has established tax effective funding vehicles for such retirement benefits in the form of a qualified Voluntary Employee Beneficiary Association
(VEBA) trust. The Company funded the VEBA trust with tax deductible contributions of $25,000 in 2003, 2002, and 2001.

The employment contract of the Company's former President required accounting for benefits payable in accordance with SFAS 106. The accumulated present value of future benefits was recognized during his term of service to the Company, which ended on October 1, 1998. The liability recorded at December 31, 2003 and 2002 was $116,476, and $209,644, respectively. At December 31, 2003, an amount of $161,300 has been included in other assets relating to a regulatory asset for costs which were included in the Company's rate case.

Employer matching contributions to the 401(k) Plan were $ 66,213, $61,673, and $55,232 in 2003, 2002 and 2001, respectively.

Birmingham Utilities defined benefit plan weighted average asset allocations at December 31, 2003 and 2002 by asset category were as follows:

                                                             Plan Assets
                                                            at December 31,
                                                        -----------------------
                                                         2003             2002
                                                        ------           ------
Assets Category
  Equity Securities                                       67%              64%
  Debt Securities                                         32%              36%
  Cash                                                     1%               --
                                                         100%             100%

Birmingham Utilities retirement employee welfare benefit trust weighted average asset allocations at December 31, 2003 and 2002 by asset category were as follows:
                                                             Plan Assets
                                                            at December 31,
                                                        -----------------------
                                                         2003             2002
                                                        ------           ------
Assets Category
  Equity Securities                                       68%              64%
  Debt Securities                                         31%              36%
  Cash                                                     1%               --
                                                         100%             100%

The investments in the defined benefit plan and the retirement welfare benefit trust have a target allocation of 65% equities and 35% fixed income and cash. The equities portion is in established mutual funds that invest in large capitalization companies. The fixed income portion is split between U.S. Government bonds and investment grade corporate bonds. Any remaining cash is invested in FDIC insured money market accounts. The expected pension contribution for 2004, based on 2003 market performance and current conditions, is estimated by management to be $75,000.

NOTE 13

EARNINGS PER SHARE SUPPLEMENTAL INFORMATION
The following table summarizes the number of common shares used in the calculation of earnings per share:

                                              2003          2002           2001
Weighted average shares outstanding
  for earnings per share, basic          1,637,076     1,637,076      1,626,613
Incremental shares from assumed
  conversion of stock options               31,822        31,972         32,540
Weighted average shares outstanding
  for earnings per share, diluted        1,668,898     1,669,048      1,659,153

NOTE 14

COMMITMENTS AND CONTINGENT LIABILITIES

MANAGEMENT AGREEMENT
Birmingham Utilities maintains an agreement with the City of Derby (the City), pursuant to which BUI manages the water system owned by the City. BUI is responsible for costs of maintenance and improvements. Amounts collected from customers, net of expenses, are retained by BUI.

CAPITAL BUDGET
Management has budgeted $1,319,000 for capital expenditures in 2003, $410,000 of which is expected to be necessary to meet its service obligations for the coming year.

PURCHASE COMMITMENT
Birmingham Utilities has an agreement with South Central Connecticut Regional Water Authority (Authority) to purchase water. This agreement provides for a minimum purchase of 600 million gallons of water annually. Charges to expense were $699,952, $699,106, and $711,583, for the years 2003, 2002 and 2001, respectively. The purchase price is based on the Authority's wholesale rate. At December 31, 2003, this rate was $1,160 per million gallons. This agreement expires December 31, 2015 but provides for two ten-year extensions at BUI's option.

ACQUISITION
In May 2003, Birmingham Utilities entered into a Purchase Agreement with PSC to purchase all of the issued and outstanding shares of common stock of five small regulated water companies located in eastern New York. The purchase price for the New York operations is $1,000,000 subject to certain adjustments based on changes in rate base and working capital. These adjustments may not increase the purchase price by more than $450,000. Applications for regulatory approval were filed with the New York State Public Service Commission in July 2003. A decision is expected in 2004. See Note 20.

NOTE 15

EQUITY

COMMON STOCK
                                                     Number
                                                    of Shares         Amount
                                                    ---------       ----------
Balance, January 1, 2002                            1,632,880       $2,910,562
Stock issued through Key Employee and
  Non-Employee Director Stock Option Plans              4,196                7
Amortization of stock plan costs                           --           (5,379)
Balance, December 31, 2002                          1,637,076        2,905,190
Amortization of stock plan costs                           --           (4,277)
Balance, December 31, 2003                          1,637,076       $2,900,913

STOCK OPTION PLANS
The Company has four stock option plans which include two non-employee director stock option plans (director plans) and two key employee incentive stock option plans (employee plans). The first director and employee plans were adopted in 1994 and subsequently approved by the Company's shareholders and the DPUC in 1995; 80,000 and 70,000 shares, respectively, were authorized under these two plans. The second employee plan was adopted in 1998 and approved by the Company's shareholders and the DPUC in 1999; 60,000 shares were authorized under this plan. The second director plan was adopted in 2000 and approved by the Company's shareholders and DPUC in 2001; 60,000 shares were authorized under this plan.
The following table summarizes the transactions with respect to the Company's stock option plans for the three years ended December 31, 2003:

         Granted  Exercisable
                                                Weighted              Weighted
                                                 Average               Average
                                      Number    Exercise     Number   Exercise
                                    of Shares     Price    of Shares    Price
                                    ---------     -----    ---------    -----
Outstanding at December 31, 2000      68,158     $ 8.04      58,958    $ 6.98
  Granted                             12,500      14.93
  Exercised                           (7,646)      5.78
Outstanding at December 31, 2001      73,012     $ 9.46      61,762    $ 8.47
  Granted                             12,500      17.16
  Exercised                           (6,594)      6.69
Outstanding at December 31, 2002      78,918     $10.91      62,668    $ 9.45
  Granted                              7,500      18.08
Outstanding at December 31, 2003      86,418     $11.53      72,668    $10.37

The fair value of each option grant is established on the date of grant using the Black-Scholes option pricing model, consistent with the method stipulated by SFAS 123. The fair value per option was estimated using the following assumptions:

                                           2003            2002           2001
Expected option term                   10 years        10 years       10 years
Risk-free interest rate                    4.4%            4.5%           5.0%
Expected dividend yield                    3.3%            3.3%           3.6%
Expected volatility factor                35.5%           37.3%          39.2%
Fair value per option                     $5.98           $5.65          $5.06

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

NOTE 16

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION AND NON-CASH FINANCING
ACTIVITIES
Cash paid for interest for the years ended 2003, 2002, and 2001 was $415,453, $407,772, and $495,799, respectively.

Cash paid for income taxes for the years ended 2003, 2002 and 2001 was $40,926, $125,500, and $2,603,343, respectively.

Birmingham Utilities receives contributions of utility plant from developers. These contributions are reported in utility plant and in customers' advances for construction. The contributions are deducted from constructionexpenditures to determine cash expenditures by BUI.
                                      December 31,
                                             2003           2002           2001
                                       ----------     ----------     ----------
Gross plant additions                  $1,689,324     $1,944,760     $1,279,517
Customers' advances for construction     (162,901)       (12,660)       (11,705)
                                       $1,526,423     $1,932,100     $1,267,812

NOTE 17

SEGMENT INFORMATION
The Company has identified regulated water operations (Birmingham Utilities) and unregulated service operations (Birmingham December 31, Services) as its two reportable segments for the purposes of applying Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". Birmingham Utilities collects and distributes water to domestic, commercial and industrial customers. Birmingham December 31, Services offers a consumer protection program for residential service lines and provides water related services to other water utilities, municipalities, contractors, and individuals including water system design and construction, water main installation and repairs, hydrant installation and repairs, leak surveys, service line piercing, pulling and moling, backflow device testing, residential and commercial well pump installations and repairs and filtration installations and repairs.

The accounting policies of each reportable segment are the same as those described in Note 1.

Financial data for reportable segments follows:

                           Operating    Operating                Taxes on      Net         Total
                           Revenues     Expenses   Depreciation   Income      Income       Assets
                          ----------   ----------  ------------  --------   ----------   -----------
For the year ended
December 31, 2003
Birmingham Utilities      $5,425,512   $3,071,088  $    630,462  $162,902   $  670,946   $26,873,658
Birmingham H2O Services      982,971      728,847            --    89,600      149,428     1,525,811
  Total Consolidated      $6,408,483   $3,799,935  $    630,462  $252,502   $  820,374   $28,399,469
For the year ended
December 31, 2002
Birmingham Utilities      $4,489,826   $2,811,145  $    577,620  $105,964   $  738,730*  $22,242,916
Birmingham H2O Services      346,497      237,284            --    30,840       78,373        78,373
  Total Consolidated      $4,836,323   $3,048,429  $    577,620  $136,804   $  817,103   $22,321,289
For the year ended
December 31, 2001
Birmingham Utilities      $4,615,836   $2,558,261  $    548,119  $179,379   $5,610,623*  $22,680,587
Birmingham H2O Services      236,445      179,470            --    12,448       44,527            --
  Total Consolidated      $4,852,281   $2,737,731  $    548,119  $191,827   $5,655,150   $22,680,587

* Includes land sale income of $261,317 in 2002 and $5,133,379 in 2001.


NOTE 18

QUARTERLY FINANCIAL DATA
(Unaudited)

                                                   Income from
                         Operating    Operating    Dispositions    Net      Earnings  Per Share
                         Revenues       Income       of Land      Income      Basic    Diluted
2003 First Quarter      $1,116,192    $   60,562           --    $ 56,988      $.03      $.03
     Second Quarter      1,295,983       194,794           --     141,169      $.09      $.09
     Third Quarter       1,835,209       394,885           --     349,298      $.21      $.20
     Fourth Quarter      2,161,099       504,255           --     272,919      $.17      $.17
     Total              $6,408,483    $1,154,496           --    $820,374      $.50      $.49
2002 First Quarter      $1,079,494    $  191,069           --    $114,812      $.07      $.07
     Second Quarter      1,245,975       279,536           --     194,388      $.12      $.12
     Third Quarter       1,384,686       287,464     $261,317     474,910      $.29      $.28
     Fourth Quarter      1,126,168        54,893           --      32,993      $.02      $.02
     Total              $4,836,323    $  812,962     $261,317    $817,103      $.50      $.49

NOTE 19

WATER SERVICE RATE INCREASE
On August 7, 2003, the DPUC granted the Company a 27.74 percent water service rate increase designed to provide a $1,264,178 annual increase in revenues and a
10.5 percent return on common equity. This rate increase does not apply to the newly acquired Eastern Division.
NOTE 20

SUBSEQUENT EVENT
In January 2004, the Company filed an application with the DPUC for approval of the issuance of First Mortgage Bonds in the principal amount of $9,000,000. The bonds, which have not yet been issued, will carry an interest rate of 5.21%. The proceeds from the bond issue will be used to repay the existing Mortgage Bonds, which carry an interest rate of 9.64%, and to repay short-term debt used to fund the purchase of the Connecticut regulated and non-regulated operations from

PSC and the eventual purchase of the New York operations from PSC. In March 2004, the DPUC approved the Company's request to issue the new bonds.


SOURCES OF SUPPLY

WELLS
Located in Derby and Seymour with a safe daily yield of 3.0 million gallons per day (MGD) and 79 wells located in 16 towns in Eastern CT that service 30 satellite water systems.

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

EMERGENCY SUPPLY
Beaver Brook Reservoir System - 2.1 MGD surface water supply.

CUSTOMER BASE AND DEMAND
11,270 customers, 97% residential and commercial Water delivered in 2003 - 1.23 Billion Gallons Average daily demand - 3.18 MGD.
Maximum daily demand in 2003 - 4.18 MGD. Total safe daily yield - 8.0 MGD.

WORKFORCE
On March 1, 2004, the Company maintained a workforce of 40 full-time and 2 part-time employees, none of whom are affiliated with any union.

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

SHAREHOLDER INFORMATION

AUDITORS
Dworken, Hillman, LaMorte
& Sterczala, P.C.
Shelton, Connecticut

GENERAL COUNSEL
Wiggin & Dana LLP
New Haven, Connecticut

REGISTRAR AND TRANSFER AGENT
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10007

STOCK MARKET LISTING: AMEX
Under the Symbol: BIW
Website
www.buiweb.com

MARKET INFORMATION
Market For the Company's Common Stock and Related Security Holding Matters

As of December 31, 2003, there were approximately 429 record holders of the Company's common stock. Approximately 64% of the Company's stock is held in "nominee" or "street" name. The Company's common stock trades on the American Stock Exchange under the symbol "BIW". The following table sets forth the dividend record for the Company's common stock and the range of bid prices for the last two calendar years. The stock prices are based upon American Stock Exchange records provided to the Company. The prices given are retail prices. Birmingham Utilities' Mortgage Bond Indenture under which its First Mortgage Bonds are issued contains provisions that limit the dividends BUI may pay under certain circumstances.
                              Dividend
                                High               Low              Paid
                               ------            ------             ----
2003    First Quarter          $18.79            $18.00             $.15
       Second Quarter           18.49             16.80              .15
        Third Quarter           18.23             17.25              .15
       Fourth Quarter           19.50             17.50              .15

2002    First Quarter          $19.05            $17.56             $.15
       Second Quarter           20.75             17.55              .15
        Third Quarter           18.93             16.08              .15
       Fourth Quarter           18.45             17.70              .15

On written request, the Company will furnish to any shareholder a copy of its most recent annual report to the Securities and Exchange Commission on Form 10K, without charge, including the financial statements and schedules thereto. Such requests should be addressed to Henrietta Vitale, Secretary, BIW Limited, P.O. Box 426, Ansonia, CT 06401-0426 or e-mail: hvitale@buwater.com. All Securities and Exchange Commission filings are also available on our website www.buiweb.com.