Form 10-K, Exhibit 13
period 2004-12-31
BIW LTD
filed 2005-03-31
CIK 1169237

EXHIBIT 13
                                                                      ----------














                                                2004 ANNUAL REPORT / BIW LIMITED



















                                    ACHIEVING LONG-TERM VALUE ONE STEP AT A TIME

COMPANY PROFILE

BIW Limited (BIW or the Company), formed in 2002, is the parent company of Birmingham Utilities, Inc. (BUI or Birmingham Utilities), founded in 1859, and Birmingham H2O Services Inc. (H2O Services), established in 2002.

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








FINANCIAL HIGHLIGHTS

(000's omitted except for per share data)    2004          2003          2002          2001          2000
------------------------------------------------------------------------------------------------------------
Operating Revenues                        $    9,866    $    6,408    $    4,836    $    4,852    $    4,496
Income before Interest Expense                 1,085         1,253           978         1,033         1,126
Income from Land Dispositions                     --            --           261         5,133           133
Net Income                                       511           820           817         5,655           726
Earnings Per Share - Basic                       .31           .50           .50          3.48           .45
Earnings Per Share - Diluted                     .30           .49           .49          3.41           .44
Cash Dividends Declared (per share)              .68           .60           .60           .58           .50
Total Assets                                  30,228        28,399        22,321        22,681        19,958
Long-Term Debt                                 9,000         3,948         4,042         4,136         4,230
Short-Term Debt                                2,255         4,799            94            94         2,330
Shareholders' Equity                          12,187        12,723        12,889        13,057         8,277

                 CORPORATE STRUCTURE 2004










                 BIW Limited Parent Company


                      Birmingham Utilities Regulated

                         Eastern Division
                          30 Systems in Eastern Connecticut

                         Naugatuck Valley Division
                          Ansonia, Derby, and Seymour, Connecticut




                 Birmingham H20 Services Non-regulated
                  Rhodes Pump Service
                  Contract Operations (Eastern)
                  Contract Operations (Valley)

TO OUR SHAREHOLDERS

In 2004, BIW Limited faced adversity and disappointment, yet accomplished significant achievements. Although our short-term earnings performance was down, we believe that our decisions on several fronts will contribute in the longer term to creating growth and value for your Company.

The public water supply segment of your utility business, Birmingham Utilities, had mixed results in 2004. The Ansonia-based regulated division achieved earnings that approximated the amount allowed in the 2003 rate case, while the newly acquired regulated Eastern Division had unexpected operating losses. Your water services company, H2O Services, achieved record earnings in 2004 through a significant increase in operating revenues from both the Ansonia-based operations as well as the Eastern-based operations. These earnings were somewhat offset by expenses incurred in connection with exploring strategic opportunities. In addition, in January 2005 the Company mutually agreed with AquaAmerica, formerly Philadelphia Suburban Corporation (PSC), not to consummate a proposed transaction whereby your Company would have purchased five small water systems in New York as noted in last year's Annual Report. Regulatory delays in approving the transaction as well as significant capital costs that would have been required were significant obstacles in completing this transaction. As a result, the Company wrote off expenses in 2004 that had been associated with the proposed transaction and were deferred in 2003.

While these actions were not easy in the short-term, management is confident they will result in a stronger, more competitive organization. We remain committed to a plan of long-term growth and value. The market for our non-regulated services remains strong, and we believe our regulated division in Eastern Connecticut will grow.

Net income was $511,235 in 2004 as compared to $820,374 in 2003 and $817,103 in 2002. Net income in 2002 included a land sales gain of $261,317. There were no land sales in either 2003 or 2004. Earnings per share, basic were $0.31 per share in 2004 and $0.50 per share in 2003 and 2002, respectively. Earnings declined in 2004 versus 2003 due to expenditures made in conjunction with the Company's strategic efforts, the write-off of costs associated with the potential acquisitions of the New York systems, and a loss from the Eastern Division's regulated operations. The loss from the Eastern Division's regulated operations is directly attributable to unexpected purchased water costs, a step up of maintenance


2     2004 Annual Report / BIW LIMITED

                                    ACHIEVING LONG-TERM VALUE ONE STEP AT A TIME


activities at many of the satellite water systems, costs associated with the relocation of the Eastern Division office from Stafford Springs to Glastonbury, CT, and additional staff reorganization costs. These expenses, which had a negative effect on 2004 earnings, were necessary to ensure the Company is positioned to operate efficiently in 2005, and are expected to be non-recurring.

On a positive note, pre-tax operating income of the Company was $1,463,093 in 2004 versus $1,227,826 in 2003, principally due to the full year's recognition of the 2003 rate decision, which more than offset the operating losses from the regulated Eastern Division. In addition, pre-tax operating income at H2O Services was $554,704 in 2004 compared with $239,028 in 2003. Total consolidated operating revenues were $9,865,576 in 2004 compared with $6,408,483 in 2003. Management is confident that revenue levels in 2005 will be at least comparable to the amounts achieved in 2004. That level, coupled with the elimination of non-recurring costs at the Eastern Division's regulated systems and for strategic matters should increase net income considerably in 2005.

Revenues for H2O Services were $2,997,351 in 2004 versus $982,971 in 2003, comprised of a revenue increase of $464,209, to $1,005,306, for the Company's non-regulated operations based in Ansonia, and an increase of $1,550,171, to $1,992,045, for the Company's Eastern Division non-regulated operations in Glastonbury and for the Rhodes Pump Service business in Guilford. The revenue increases in the non-regulated Ansonia based operations were attributable to increased business activities, while the increases at the Eastern Division and Rhodes Pump Service were due to increased business activities and the recognition of a full year's operations in 2004.

The decisions made in 2004, we believe, will enhance our ability to increase investor value in 2005 and in the long-term. Birmingham Utilities' Ansonia-based operations, both non-regulated and regulated, are performing well as are the contract operations business in our Eastern Division and the Rhodes Pump Service business. We are confident that the operational issues for the Eastern Division's regulated systems have been identified and are being addressed, and this operation should be brought back to profitability in the near term.

In 2005 we are planning to file a plan with the Connecticut Department of Public Utility Control (DPUC) that will likely call for a future rate increase for the Eastern Division. This will allow us to recover the capital costs expended on regulated assets at the division since the acquisition, as well as operating costs that are necessary to operate those systems in a manner that is expected by the customer and is required by the Connecticut Department of Health.

The plan to expand our Beaver Brook Reservoir was put on hold in 2004, but the Company expects to resume development of this project in 2005-2006, beginning to seek approvals through the regulatory process, working with our regulators and with the neighboring towns that will be affected by this important project. The Company believes the expansion of this reservoir, which will almost double the reservoir's current capacity of 450,000,000 gallons to 800,000,000 gallons, is critical to providing a safe water supply for the long term, while creating an expanded environmental habitat for future generations.

Birmingham Utilities owns approximately 1,400 acres of Class I and II properties. A memorandum of understanding, signed late in 2002, with the State of Connecticut, Department of Environmental Protection (DEP) allows the DEP to conduct an evaluation of Birmingham Utilities' Class I and II lands to determine the resource value and potential desirability of the lands for purchase as open space or natural resource conservation. This memorandum of understanding is set to expire at the end of 2005. The DEP has recently informed the Company that this process is ongoing and will be completed shortly.


                                          2004 Annual Report / BIW LIMITED     3

ACHIEVING LONG-TERM VALUE ONE STEP AT A TIME



We continue to be excited about the prospects of your Company. We believe the growth of this Company will center on opportunities to expand the regulated side of operations in eastern Connecticut, our contract operations business in Ansonia and eastern Connecticut and the Rhodes Pump Service business. Dedicated, qualified people at all levels within the organization represent the key resource upon which our future will depend. We believe we now have the employees in place that can increase the effectiveness and efficiency of operations. The move of our Eastern Division office to Glastonbury, which took place in July of 2004, provides a central location to our businesses in the eastern part of the state. We have become familiar with the business climate in eastern Connecticut and with our customers, both regulated and non-regulated, as well as town officials and developers who have begun to know and respect the operations of Birmingham Utilities. We believe this knowledge and respect is critical for the future growth of the Company.

We are now working with officials in three eastern Connecticut towns either to expand their current water systems or to develop new systems. We have also issued new contracts for all of our contract operation customers in eastern Connecticut. This has allowed us to adjust our pricing schedule while eliminating a few non-profitable contracts. We believe this part of our business will expand as regulatory requirements increase and owners of these systems turn to a professional water provider.

The expansion of the Rhodes Pump Service business to Glastonbury and other eastern and shoreline communities was put on hold in 2004, as management's resources were directed toward the assimilation of the Eastern Division's operations into the Company as well as the relocation of the office. To support our commitment to growth and efficiency, we appointed a new operations manager at the Eastern Division and in January of 2005, hired a manager for the Rhodes Pump Service business.

It is with sincere thanks and gratitude that we thank all employees for their dedication and support in 2004. We believe we have a team in place that will guide the future growth of this Company. We look forward to working with you so we can all achieve our plan of long-term growth and value.


Sincerely,


/s/ Betsy Henley-Cohn

Betsy Henley-Cohn
Chairwoman




/s/ John S. Tomac

John S. Tomac
President and Treasurer




4     2004 Annual Report / BIW LIMITED

BIW CONTRIBUTORS



BOARD OF DIRECTORS                                                   OFFICERS                   COMMITTEES
------------------                                                   --------                   ----------
BETSY HENLEY-COHN (2)          JURI HENLEY-COHN (2)                  BETSY HENLEY-COHN          (1)  Audit Committee meets at least
Chairwoman of the Board of     President, Johnson Point              Chairwoman and CEO              quarterly with management and
Directors of the Company       Productions                                                           independent accountants to
                                                                                                     review accounting, auditing,
Chairman and Treasurer,                                              JOHN S. TOMAC                   internal control and financial
Joseph Cohn & Sons, Inc.                                             President and Treasurer         reporting and discuss the scope
                               THEMIS KLARIDES (1,4)                                                 and results of the annual audit
Director, UIL Holdings Corp.   Associate Attorney, Law Offices                                       and quarterly reviews of the
                               of Shawn K. Splan, Shelton;           JOHN J. KEEFE, JR.              Company's financial statements.
Director, Aristotle Corp.                                            Vice President, Operations
(1995-2002);                   State Representative, 114th                                      (2)  Executive Committee reviews
                               District, Connecticut General                                         strategic planning
Director, Citizens Bank of     Assembly                              LINDA BATTEN                    alternatives, recommends to and
Connecticut (1997-1999);                                             Controller                      advises the Board of Directors
                                                                                                     on financial policy, issuance
                                                                                                     of securities and other high
                               B. LANCE SAUERTEIG (2,4)              HENRIETTA VITALE                priority issues.
JOHN S. TOMAC (2)              Principal and President of BLS        Secretary
President and Treasurer        Strategic Capital, Inc. (financial                               (3)  Committee on Directors makes
of the Company                 and investment advisory company)                                      recommendations to the Board of
                                                                     DIANE G. DEBIASE                Directors for Board
                               Principal and Manager of Tortoise     Assistant Treasurer             replacements when they become
                               Capital Partners, LLC (real estate                                    available and for compensation
MICHAEL J. ADANTI (1,4)        investment company)                                                   levels for the Board of
President Emeritus, Southern                                                                         Directors.
Connecticut State University   Director, Chemwerth, Inc.
                                                                                                (4)  Personnel and Pension Committee
Director, Griffin Hospital     Director, United Aluminum                                             makes recommendations to the
                               Corporation                                                           Board of Directors regarding
                                                                                                     officers' compensation
                                                                                                     including the promotion and
MARY JANE BURT (2,4)                                                                                 hiring of officers; reviews
Realtor, H. Pearce Co.         KENNETH E. SCHAIBLE (1,3)                                             Company fringe benefit plans
                               Real Estate Developer                                                 other than retirement plans;
Principal, The Laurel Group                                                                          reviews the Pension Trust Fund
                               Previously, Senior Vice President,                                    of the Birmingham Utilities,
Previously, President, Burt    Webster Bank (1995-1996)                                              Inc. Defined Benefit Plan and
Medical Lab 1984-1998                                                                                the Retired Employee Welfare
                               President, Shelton Savings Bank                                       Benefit Trust for retiree
                               and Shelton Bancorp., Inc.                                            medical benefits; reviews and
                               (1972-1995)                                                           determines actuarial policies,
JAMES E. COHEN (2,3)                                                                                 investment guidelines and
Lawyer in Practice in Derby                                                                          selects the investment manager.

                               CHARLES T. SECCOMBE
                               Director Emeritus
ALVARO DA SILVA (1,3)
President, DSA Corp.

President, B.I.D., Inc.
(land development and home
building company)

Managing Partner, Connecticut
Commercial Investors, LLC
(a commercial real estate and
investment partnership)

                                          2004 Annual Report / BIW LIMITED     5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

OVERVIEW
The Company recorded net income of $511,235 in 2004 as compared to $820,374 in 2003 and $817,103 in 2002. Earnings per share, basic for 2004, 2003 and 2002 were $.31, $.50 and $.50, respectively. There was no land sale income in 2004 and 2003 as compared to $261,317 in 2002, and amortization of deferred income on dispositions of land was $11,342 in 2004 as compared to $179,172 in 2003 and $394,775 in 2002. The decrease in net income for 2004 is partially a result of a series of non-recurring items. These included strategic initiatives that were not consummated. The Eastern Division, which Birmingham Utilities acquired in 2003, required reorganization of personnel at all levels, a substantial amount of maintenance on some of the acquired water systems and unexpected purchased water costs. The results also reflect expensing costs that were anticipated to have been capitalized as part of the purchase price of the New York Systems. The increase in net income from $817,103 in 2002 to $820,374 in 2003 was primarily a result of the water service rate increase granted to Birmingham Utilities in August 2003, which was partially offset by the reduction in income related to land sales.

REVENUES
Total operating revenues of the Company were $9,865,576 in 2004 versus $6,408,483 in 2003. The increase is, in part, a result of $1,442,713 in utility revenues collected for the entire year of 2004 from the regulated operations acquired in 2003 and the full year's effect of BUI's rate increase granted in August 2003. In addition, H2O Services revenues reflect increased activity of $2,014,380, which also includes increased revenues of $1,554,344 for the entire twelve months of 2004 from the acquired non-regulated operations. Total operating revenues of the Company were $6,408,483 in 2003 compared to $4,836,323 in 2002. This increase was a result of a partial year of activity from both the regulated and non-regulated entities of the Eastern Division acquired in 2003, the water service rate increase granted to BUI in August 2003 and also the increased activity of H2O Services.

OPERATING EXPENSES
Operating expenses of $6,571,322 for 2004 are $2,771,387 higher than operating expenses of $3,799,935 for 2003. Operating expenses related to the regulated Eastern Division acquired in 2003 of $1,141,517 reflect an entire twelve months of activity and are $789,138 higher than 2003. These expenses for the Eastern Division are high due to the relocation of the office from Stafford Springs to Glastonbury in July 2004 as well as the reorganization of personnel at all levels done throughout 2004 and unexpected purchased water costs. Operating expenses for the regulated Ansonia Division of $3,008,270 in 2004 exceeded operating expenses of $2,718,709 for 2003 by $289,561. The increase is due to increases in property and liability insurance, workers compensation, pension, and power or fuel related expenses in 2004. H2O Services operating expenses increased by $1,692,688 in 2004 versus 2003. The increase is in part due to both increased activity as well as the inclusion of twelve months of activity and expenses related to the non-regulated operations acquired in 2003. Operating expenses of $3,799,935 for 2003 were $751,506 higher than operating expenses of $3,048,429 for 2002. This increase was a result of activity from the entities acquired in 2003 as well as increased activities for H2O Services. These increases were partially offset by a decrease in the supplemental pension expense as well as lower expenses associated with the formation of BIW Limited in 2002.

MAINTENANCE EXPENSES
Maintenance expenses of $463,295 in 2004 are $151,161 higher than maintenance expenses of $312,134 for 2003. The additional maintenance expenses related to the operations acquired in 2003, both regulated and non-regulated, accounts for the variance. Maintenance expenses of $312,134 in 2003 were $46,935 higher than maintenance expenses of $265,199 for 2002. Increased costs relating to the newly acquired operations also accounts for this variance.


6     2004 Annual Report / BIW LIMITED

DEPRECIATION
Depreciation of $749,114 in 2004 exceeds depreciation of $630,462 in 2003 by $118,652. Additional depreciation in the Eastern Division due to continued plant additions along with the inclusion of a full twelve months of activity for these operations accounts for this increase. Depreciation of $630,462 in 2003 exceeds depreciation of $577,620 for 2002 by $52,842, also as a result of utility plant additions related to improvements and acquisitions.

TAXES OTHER THAN INCOME TAXES
Taxes other than income taxes of $618,752 for 2004 are $180,626 higher than taxes other than income taxes of $438,126 in 2003. Increased payroll taxes, real estate taxes and property taxes due to the acquisition of the new operations as well as property taxes related to utility plant additions throughout Birmingham Utilities' service area account for this increase. Taxes other than income taxes of $438,126 for 2003 are $48,042 higher than taxes other than income taxes of $390,084 from 2002. Increases in personal property taxes as a result of BUI's capital improvement program along with increased real estate and property taxes associated with the newly acquired operations principally account for this increase.

INCOME TAXES
Income taxes on operations of $246,527 recorded in 2004 are $5,975 lower than the 2003 expense of $252,502 due to a decrease in operating earnings. Income taxes on operations of $252,502 recorded in 2003 are $115,698 higher than the 2002 expense of $136,804 due to an increase in operating earnings. The Company also incurs income tax liability for gains from land transactions, both in the year in which they occur and in the later years in which income, previously deferred in accordance with the Department of Public Utility Control's (DPUC) orders concerning the sharing of the gains between the Company's shareholders and ratepayers, is recognized by the Company. Taxes related to gains on land transactions were $8,017, $75,769, and $322,521 in 2004, 2003 and 2002, respectively. The Company's total income tax expense, including both the tax on operating income and on land sale gains, was $254,544 in 2004, $328,271 in 2003, and $459,325 in 2002.

LAND DISPOSITIONS
When Birmingham Utilities disposes of land, any gain recognized, net of taxes, is shared between ratepayers and shareholders based upon a formula approved by the DPUC. The impact of land dispositions is recognized in two places on the statement of income.

The statement of income reflects income from the disposition of land (net of taxes) of $261,317 in 2002, which represents the shareholders' immediate share of income from land dispositions occurring in that year. There were no land sales in 2003 and 2004.

Land disposition income is also recognized in the statement of income as a component of operating income on the line entitled "Amortization of Deferred Income on Dispositions of Land. These amounts represent the recognition of income deferred on land dispositions which occurred in prior years. The amortization of deferred income on land dispositions, net of tax, was $11,342, $179,172, and $394,775 for the years 2004, 2003 and 2002, respectively.
Recognition of deferred income will continue over various time periods depending upon the amortization period ordered by the DPUC for each particular disposition.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION
Allowance for funds used during construction (AFUDC) in 2004 of $120,279 is $39,472 higher than the $80,807 recorded in 2003. Large ongoing projects throughout 2004 in the Eastern Division account for this increase. AFUDC in 2003 of $80,807 is $10,837 lower than the $91,644 recorded in 2002. A reduction in the allowable interest rate from 10.47% to 9.74% effective in August 2003 along with a decrease in the duration of the construction projects accounts for the decrease.

                                          2004 Annual Report / BIW LIMITED     7

OTHER INCOME
Other income of $205,267 for 2004 is $187,518 higher than other income of $17,749 in 2003. Wellpoint common stock, received as a result of the demutualization of Blue Cross/Blue Shield, our healthcare insurance provider, in the amount of $157,550, accounts for the majority of the increase. Other income of $17,749 is $55,586 lower than other income of $73,335 in 2002. Lower investment income from cash and investments and reduced operating income related to BUI's managed system in Derby accounts for the decrease.

OTHER EXPENSE
Other expense for 2004 of $468,035 represents non-recurring expenses incurred primarily in the fourth quarter of 2004. Expenses totaling $405,613 were related to the exploration of strategic initiatives that were not consummated. The remaining balance of $62,422 is expense associated with the proposed acquisition of the NY operations from PSC that was terminated in January 2005.

INTEREST EXPENSE
Interest expense of $574,184 for 2004 is $141,506 higher than interest expense of $432,678 for 2003. The increase in long-term borrowings from $4,042,000 in 2003 to $9,000,000 in 2004 accounts for some of the increase, although this is somewhat offset by the 5.21% interest rate on the new $9,000,000 mortgage bonds as compared to 9.64% on the $4,042,000 retired mortgage bonds. The balance of the increase is related to short-term borrowings outstanding throughout 2004 as compared to 2003 borrowings outstanding primarily in the fourth quarter only. Interest expense of $432,678 for 2003 is $10,523 higher than interest expense of $422,155 in 2002. The increase in short-term borrowings related to the 2003 acquisition accounts for the additional expense.

REGULATORY MATTERS AND INFLATION
Inflation, as measured by the Consumer Price Index, increased 2.7 percent, 1.9 percent, and 2.4 percent in 2004, 2003 and 2002, respectively. The regulatory authorities allow the recovery of depreciation through revenues solely on the basis of the historical cost of plant. The replacement cost of utility plant would be significantly higher than the historical cost. While the regulatory authorities give no recognition in the ratemaking process to the current cost of replacing utility plant, the Company believes that, based on past practices, Birmingham Utilities will continue to be allowed to earn a return on the increased cost of their net investment when prudent replacement of facilities actually occurs.


CRITICAL ACCOUNTING POLICIES

Preparation of the Company's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Note 1 of the Notes to Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of the Company's financial statements. The most significant areas involving management's estimates and assumptions are described below. Actual results could differ materially from management's estimates under different assumptions or conditions.

PUBLIC UTILITY REGULATION
The Company's accounting policies conform to the Uniform System of Accounts and ratemaking practices prescribed by the Connecticut Department of Public Utility Control (DPUC), and accounting principles generally accepted in the United States of America, which include the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," (SFAS 71). SFAS 71 requires cost based, rate regulated enterprises to reflect the impact of regulatory decisions in their financial statements. The DPUC, through the rate regulation process, can create regulatory assets that result when costs are allowed for ratemaking purposes in a period after the period in


8     2004 Annual Report / BIW LIMITED
which the costs would be charged to expense by an unregulated enterprise. The balance sheets include regulatory assets and liabilities as appropriate, primarily related to income taxes and post retirement benefit costs. The Company believes, based on current regulatory circumstances, that the regulatory assets recorded are likely to be recovered and that its use of regulatory accounting is appropriate and in accordance with the provisions of SFAS 71.

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

                                          2004 Annual Report / BIW LIMITED     9

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151, "Inventory Costs - An Amendment of Accounting Research Bulletin No. 43, Chapter 4" (SFAS 151). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS 151 requires that allocation of fixed production overhead to conversion costs be based on normal capacity of the production facilities. The provisions in SFAS 151 must be applied prospectively to the Company's inventory costs incurred after January 1, 2006. The adoption of SFAS 151 is not expected to have material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" (SFAS
123R), replacing SFAS 123 and superseding Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). SFAS 123R requires public companies to recognize compensation expense for the cost of awards of equity compensation effective July 1, 2005. This compensation cost will be measured as the fair value of the award estimated using an option-pricing model on the grant date. The Company is currently evaluating the various transition provisions under SFAS 123R and will adopt SFAS 123R effective July 1, 2005, which is expected to result in increased compensation expense in future periods.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets - an Amendment of APB No. 29" (SFAS 153). The amendments made by SFAS 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have "commercial substance." This standard is effective for non-monetary asset exchanges occurring after July 1, 2005. The adoption of this standard is not expected to impact the Company's consolidated financial statements.


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

The Company believes it is prudently monitoring the economic environment in which it operates to best take advantage of market opportunities. The establishment of a holding company, the formation of H2O Services, and the acquisition of the Connecticut operations from PSC, both regulated and non-regulated, has allowed the Company to enter a market in Connecticut that is expanding. This should allow for the growth of both the regulated and non-regulated businesses, principally in eastern Connecticut that would create long-term value for the Company. In addition, Birmingham Utilities' 2003 rate decision will allow the company to earn a rate of return on its increased rate base as a result of its prudent and efficient capital improvement program.


FINANCIAL RESOURCES

During 2004, 2003 and 2002, the Company's operations generated funds available for investment in utility plant and for use in financing activities, including payment of dividends on common stock, of $790,965, $1,437,014 and $926,880, respectively (See Statement of Cash Flows).


10    2004 Annual Report / BIW LIMITED

Net cash provided by operating activities decreased $646,049 in 2004 as a result of the increased operating expenses associated with the Eastern Division acquired in 2003 and also increased expenses associated with strategic initiatives that were not consummated. Net cash increased $510,134 from 2002 to 2003 as a result of the 28% rate increase granted Birmingham Utilities in August 2003 and cash flows from the newly acquired operations.

During the 3-year period 2004, 2003 and 2002, the Company has generated sufficient funds to meet its day-to-day operational needs, including regular expenses, payment of dividends, and investment in normal plant replacements, such as new services, meters and hydrants. It expects to be able to continue to do so for the foreseeable future.

Birmingham Utilities Long-Term Capital Improvement Program will be funded by the internal generation of funds, including rate relief, as well as the Company's ability to raise capital from external sources. During 2004, 2003 and 2002, the Company's additions to utility plant, net of customer advances, were $1,773,718, $1,526,423, and $1,932,100, respectively (see Statement of Cash Flows and Note
17). These additions were financed primarily from proceeds of land sales and borrowings on the revolving line of credit.

In January 2004, Birmingham Utilities filed an application with the DPUC for approval of the issuance of First Mortgage Bonds in the principal amount of $9,000,000. In March 2004, the DPUC approved BUI's request to issue the new bonds. In April 2004, BUI issued First Mortgage Bonds in the principal amount of $9,000,000. The bonds carry an interest rate of 5.21%. Interest is payable semi-annually on the fifteenth day of April and October. The bonds are secured by a lien on all utility property. The proceeds from the bond issue were used to repay the $4,042,000 outstanding principal of the existing Mortgage Bonds, which carried an interest rate of 9.64%, and repay $4,280,000 of short-term debt used to fund the purchase of the Connecticut regulated and non-regulated operations from PSC.

The Mortgage Indenture limits the issuing of additional First Mortgage Bonds and the payment of dividends. Under the dividend limitation, approximately $7,600,000 was available to pay dividends at December 31, 2004 after the quarterly dividend payment made on that date. It does not, however, restrict the issuance of either long-term or short-term debt, which is either unsecured or secured with liens subject to the lien of the Mortgage Indenture.

In December 2003, Birmingham Utilities converted its $5,000,000 unsecured, revolving line of credit to a $7,000,000 unsecured revolving line of credit expiring in April 2005. The interest rate on the unsecured line of credit is a variable option of 30, 60, 90 or 180-day LIBOR plus 100 basis points or prime. BUI is required to pay interest only during the revolving period. The loan is payable in full at maturity. Borrowings of $2,255,000 were outstanding on the line of credit at December 31, 2004.

Birmingham Utilities' 2005 Capital Budget of $1,976,000 is two-tiered. The first tier, consisting of typical capital improvements made each year for services, hydrants and meters is budgeted for $319,000 and is expected to be financed primarily with internally generated funds.

The second tier of the 2005 Capital Budget consists of replacements and betterments, which are part of Birmingham Utilities' Long-Term Capital Improvement Program and includes $1,657,000 of budgeted plant additions. Plant additions from this part of the capital budget will be financed with internally generated funds and short-term borrowings. Second tier plant additions can be, and portions of it are expected to be, deferred to future years if funds are not available for their construction.

The Company believes that through the use of short-term borrowing and internally generated funds, it can generate sufficient capital to support its 5-year capital budget currently estimated at approximately $9,130,000. Internally generated funds in part are dependent on the extent of future rate relief. Future rate relief will be a necessary component in the process of funding this 5-year capital program.

On September 27, 2002, Birmingham Utilities sold 27 acres of unimproved land in Seymour, Connecticut to the State of Connecticut, Department of Environmental Protection (DEP) for $537,500. The after tax gain on this transaction

                                          2004 Annual Report / BIW LIMITED    11
amounted to $311,092 of which 16% or $49,775 was allocated by the DPUC to an account stipulated as an offset to rate base for a period of 40 years. The rate base offset account does not represent a claim by ratepayers on any assets of BUI. The rate base offset account was utilized in calculating rate base in Birmingham Utilities' rate case in 2003.

The Company maintains a common stock Dividend Reinvestment Plan (the Plan) pursuant to which shareholders are entitled to purchase up to 140,000 new shares of the Company's common stock by applying to the purchase price of the new shares cash dividends which otherwise would be issued by the Company with respect to its existing common stock. The Plan provides that the purchase price for the new shares will be their fair market value at the time of the purchase. Dividends reinvested totaled $79,748 and $69,487 in 2004 and 2003, respectively. The Company purchases shares in the open market to satisfy its dividend reinvestment obligations.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
The Company does not utilize off-balance sheet arrangements and has no contractual obligations with any unconsolidated entities. The following table summarizes the Company's future contractual cash obligations as of December 31, 2004:

                                                  Less than                                         More than
                                  Total            1 year          1-3 years        4-5 years        5 years
---------------------------------------------------------------------------------------------------------------
Debt obligations
     Series F Mortgage Bonds   $  9,000,000                                                        $  9,000,000
     Note Payable                 2,255,000        2,255,000
Purchase Obligations
     Regional Water Authority     7,755,000          705,000        1,410,000        1,410,000        4,230,000
Other Obligations
     Capital Budget               2,059,000(1)       319,000          385,000          340,000        1,015,000
     Operating Lease                254,250           56,500          113,000           84,750
     Defined Benefit Pension        100,000          100,000
---------------------------------------------------------------------------------------------------------------
Total                          $ 21,423,250     $  3,435,500     $  1,908,000     $  1,834,750     $ 14,245,000
===============================================================================================================

(1) Includes only Tier 1 additions

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table provides information regarding our equity compensation plans as of December 31, 2004:

                                                                                           Number of securities
                                                                                            remaining available
                       Number of securities                  Weighted-average               for future issuance
                 to be issued upon exercise                 exercise price of                      under equity
Plan Category        of outstanding options               outstanding options                compensation plans
---------------------------------------------------------------------------------------------------------------
Equity compensation plans
  approved by security holders       67,240                      $      13.92                            75,500
Equity compensation plans not
  approved by security holders           --                                --                                --
---------------------------------------------------------------------------------------------------------------
Total                                67,240                      $      13.92                            75,500
===============================================================================================================



12    2004 Annual Report / BIW LIMITED

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has certain exposures to market risk related to changes in interest rates. The Company has an outstanding revolving credit agreement, under which there were borrowings of $2,255,000 at December 31, 2004. The revolving credit agreement bears interest at variable rates based on current LIBOR indices. The Company is not subject in any material respect to currency or other commodity risk.


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



















                                          2004 Annual Report / BIW LIMITED    13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


                                     [LOGO]
                                     DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.


Board of Directors and Shareholders
BIW Limited
Ansonia, Connecticut

We have audited the accompanying consolidated balance sheets of BIW Limited and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BIW Limited and subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

February 11, 2005
Shelton, Connecticut

                                 /S/ DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.









14    2004 Annual Report / BIW LIMITED

CONSOLIDATED BALANCE SHEETS

                                                                          DECEMBER 31,
                                                                 -----------------------------
                                                                     2004             2003
----------------------------------------------------------------------------------------------
ASSETS
Utility plant                                                    $ 35,261,167     $ 33,213,665
Accumulated depreciation                                           (9,213,681)      (8,578,855)
----------------------------------------------------------------------------------------------
                                                                   26,047,486       24,634,810
----------------------------------------------------------------------------------------------
Other property                                                        419,700          388,678
----------------------------------------------------------------------------------------------
Current assets:
     Cash and cash equivalents                                             --          148,618
     Accounts receivable, net of allowance for doubtful
        accounts (2004, $149,000; 2003, $87,000)                    1,338,362          916,985
     Accrued utility and other revenue                                560,563          561,560
     Materials and supplies                                           312,638          280,319
     Prepayments and other current assets                             195,329          302,482
----------------------------------------------------------------------------------------------
Total current assets                                                2,406,892        2,209,964
----------------------------------------------------------------------------------------------
Deferred charges                                                      137,007          226,034
Unamortized debt expense                                              391,932           89,242
Regulatory asset - income taxes recoverable                           437,501          439,050
Other assets                                                          387,725          411,691
----------------------------------------------------------------------------------------------
                                                                    1,354,165        1,166,017
----------------------------------------------------------------------------------------------
                                                                 $ 30,228,243     $ 28,399,469
==============================================================================================


SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity:
     Common stock, no par value; authorized 5,000,000 shares;
        issued and outstanding (2004, 1,657,542 shares; 2003,
        1,637,076 shares)                                        $  2,975,972     $  2,900,913
     Retained earnings                                              9,211,403        9,822,197
----------------------------------------------------------------------------------------------
                                                                   12,187,375       12,723,110
----------------------------------------------------------------------------------------------
Long-term debt                                                      9,000,000        3,948,000
----------------------------------------------------------------------------------------------
Current liabilities:
     Current portion of long-term debt                                     --           94,000
     Note payable                                                   2,255,000        4,705,000
     Accounts payable and accrued liabilities                         799,382        1,411,227
----------------------------------------------------------------------------------------------
     Total current liabilities                                      3,054,382        6,210,227
----------------------------------------------------------------------------------------------
Customers' advances for construction                                  491,950          503,897
Contributions in aid of construction                                2,803,914        2,454,304
Regulatory liability - income taxes refundable                        126,913          134,486
Deferred income taxes                                               2,554,657        2,397,034
Deferred income on dispositions of land                                 9,052           28,411
Commitments and contingent liabilities (Note 15)
----------------------------------------------------------------------------------------------
                                                                    5,986,486        5,518,132
----------------------------------------------------------------------------------------------
                                                                 $ 30,228,243     $ 28,399,469
==============================================================================================

See notes to consolidated financial statements.


                                          2004 Annual Report / BIW LIMITED    15

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                            YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------
                                                    2004             2003             2002
----------------------------------------------------------------------------------------------
Operating revenues:
     Residential and commercial                 $  5,330,329     $  4,154,641     $  3,399,808
     Industrial                                      201,687          134,290          101,088
     Fire protection                                 952,472          799,079          691,024
     Public authorities                              108,662           91,674           91,022
     Other                                           275,075          245,828          206,884
     Service operations                            2,997,351          982,971          346,497
----------------------------------------------------------------------------------------------
                                                   9,865,576        6,408,483        4,836,323
----------------------------------------------------------------------------------------------
     Operating expenses                            6,571,322        3,799,935        3,048,429
     Maintenance expenses                            463,295          312,134          265,199
     Depreciation                                    749,114          630,462          577,620
     Taxes other than income taxes                   618,752          438,126          390,084
     Taxes on income                                 246,527          252,502          136,804
----------------------------------------------------------------------------------------------
                                                   8,649,010        5,433,159        4,418,136
----------------------------------------------------------------------------------------------
                                                   1,216,566          975,324          418,187

Amortization of deferred income on dispositions
     of land (net of income taxes of $8,017 in
     2004, $75,769 in 2003, and $162,262 in 2002)     11,342          179,172          394,775
----------------------------------------------------------------------------------------------
Operating income                                   1,227,908        1,154,496          812,962
Allowance for funds used during construction         120,279           80,807           91,644
Other income                                         205,267           17,749           73,335
Other expense                                        468,035               --               --
----------------------------------------------------------------------------------------------
Income before interest expense                     1,085,419        1,253,052          977,941
Interest expense                                     574,184          432,678          422,155
Income from dispositions of land (net of income
     taxes of $160,259 in 2002)                           --               --          261,317
----------------------------------------------------------------------------------------------
Net income                                           511,235          820,374          817,103
Retained earnings, beginning of year               9,822,197        9,984,068       10,146,829
Dividends                                          1,122,029          982,245          979,864
----------------------------------------------------------------------------------------------
Retained earnings, end of year                  $  9,211,403     $  9,822,197     $  9,984,068
==============================================================================================

Earnings per share, basic                       $        .31     $        .50     $        .50
----------------------------------------------------------------------------------------------
Earnings per share, diluted                     $        .30     $        .49     $        .49
----------------------------------------------------------------------------------------------
Dividends per share                             $        .68     $        .60     $        .60
----------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


16    2004 Annual Report / BIW LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------
                                                    2004             2003             2002
----------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net income                                 $    511,235     $    820,374     $    817,103
     Adjustments to reconcile net income to net
     cash provided by operating activities:
        Income from land dispositions                     --               --         (421,576)
        Depreciation and amortization                889,942          700,011          631,364
        Amortization of deferred income              (11,342)        (179,172)        (394,775)
        Deferred income taxes                        143,582          435,525          317,548
        Allowance for funds used during
          construction                              (120,279)         (80,807)         (91,644)
     Change in assets and liabilities:
        (Increase) decrease in accounts
          receivable and accrued revenues           (420,380)        (172,078)          47,601
        (Increase) in materials and supplies         (32,319)         (45,292)          (6,535)
        (Increase) decrease in prepayments
          and other current assets                   107,153         (286,376)          28,837
        Increase (decrease) in accounts
          payable and accrued liabilities           (276,627)         244,829           (1,043)
----------------------------------------------------------------------------------------------
Net cash provided by operating activities            790,965        1,437,014          926,880
----------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Capital expenditures - utility plant         (2,111,381)      (1,689,324)      (1,944,760)
     Capital expenditures - other property           (31,022)          (7,178)              --
     Sales of utility plant                           69,869           54,000               --
     Cash paid for acquisition                      (335,217)      (4,315,856)              --
     Proceeds from land disposition                       --               --          537,500
     Sale (purchase) of investments                       --          737,141         (737,141)
     Increase in deferred charges and other
        assets                                      (334,231)        (521,895)        (133,269)
     Customer advances                               337,663          162,901           12,660
----------------------------------------------------------------------------------------------
Net cash used in investing activities             (2,404,319)      (5,580,211)      (2,265,010)
==============================================================================================

Cash flows from financing activities:
     Proceeds from long-term debt                  9,000,000               --               --
     Repayment of long-term debt                  (4,042,000)         (94,000)         (94,000)
     Borrowings under line of credit                      --        4,705,000               --
     Repayments on line of credit                 (2,450,000)              --               --
     Exercise of stock options                        78,765               --               --
     Dividends paid                               (1,122,029)        (982,245)        (944,450)
----------------------------------------------------------------------------------------------
Net cash provided by (used in) financing
  activities                                       1,464,736        3,628,755       (1,038,450)
----------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents           (148,618)        (514,442)      (2,376,580)
Cash and cash equivalents, beginning of year         148,618          663,060        3,039,640
----------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year          $         --     $    148,618     $    663,060
==============================================================================================

See notes to consolidated financial statements.

                                          2004 Annual Report / BIW LIMITED    17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1

ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS
BIW Limited (BIW or the Company) is the parent company of Birmingham Utilities, Inc. and its wholly-owned subsidiary Eastern Connecticut Regional Water Company, Inc. (Eastern Division), (collectively BUI or Birmingham Utilities), a regulated public water service company that provides water service to customers in various cities and towns in Connecticut and Birmingham H2O Services Inc. (H2O Services), which provides water related services to other water utilities, municipalities, contractors and individuals throughout Connecticut.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of BIW Limited and its wholly-owned subsidiaries Birmingham Utilities and H2O Services. All significant intercompany balances and transactions have been eliminated in consolidation.

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

DEPRECIATION
For financial statement purposes, Birmingham Utilities provides for depreciation using the straight-line method, at rates approved by the DPUC. The rates used are intended to distribute the cost of depreciable properties over their estimated service lives. For income tax purposes, BUI provides for depreciation utilizing straight-line and accelerated methods. The overall depreciation rates were 2.1% for 2004, 2.3% for 2003, and 2.2% for 2002.


18    2004 Annual Report / BIW LIMITED

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash in banks and overnight investment accounts in banks. From time to time, the Company has on deposit at financial institutions cash balances that exceed federal deposit insurance limitations. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amount of cash and cash equivalents, trade accounts receivable, and trade accounts payable approximates their fair values due to their short-term nature. The carrying amount of note payable and long-term debt approximate fair value based on market conditions for debt of similar terms and maturities.

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


                                          2004 Annual Report / BIW LIMITED    19

In addition, the Company is required to record an additional deferred tax liability for temporary differences not previously recognized. This additional deferred tax liability totaled $310,600 at December 31, 2004 and $304,500 at December 31, 2003. Management believes that these deferred taxes will be recovered through the ratemaking process. Accordingly, the Company has recorded an offsetting regulatory asset and regulatory liability.

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

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123:

                                                2004         2003        2002
--------------------------------------------------------------------------------
Net income:                   As reported    $ 511,235    $ 820,374    $ 817,103
                                Pro forma    $ 472,403    $ 774,834    $ 790,967

Earnings per share, basic:    As reported    $     .31    $     .50    $     .50
                                Pro forma    $     .29    $     .47    $     .48

Earnings per share, diluted:  As reported    $     .30    $     .49    $     .49
                                Pro forma    $     .28    $     .46    $     .47


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


NOTE 2

ACQUISITION

On October 31, 2003, Birmingham Utilities purchased from AquaAmerica, formerly the Philadelphia Suburban Corporation (PSC) for $4,651,000 all of the issued and outstanding shares of common stock of Eastern Connecticut Regional Water Company, Inc., and H2O Services purchased certain non-regulated assets consisting largely of operating maintenance agreements with various unregulated water supply systems located in eastern Connecticut and Rhodes Pump Service, Inc. located in Guilford, Connecticut. The purchase price was initially funded through borrowings on BUI's existing line of credit and then refinanced through the issuance of long-term debt in April 2004.


20    2004 Annual Report / BIW LIMITED

The acquisition has been accounted for in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations." Accordingly, the cost of the acquisition was allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values at the date of acquisition.

The following table summarizes the final purchase price allocation:

Utility plant                                                      $  2,731,200
Construction in process                                               1,594,400
Other property                                                          385,000
Accounts receivable                                                     414,200
Materials and supplies                                                  119,500
-------------------------------------------------------------------------------
   Total assets acquired                                              5,244,300
-------------------------------------------------------------------------------
Accounts payable and accrued liabilities                               (240,200)
Contributions in aid of construction                                   (353,100)
-------------------------------------------------------------------------------
   Total liabilities assumed                                           (593,300)
-------------------------------------------------------------------------------
Fair value of net assets acquired                                  $  4,651,000
===============================================================================

The Company's consolidated income statement includes the operations of the acquired entities from October 31, 2003, the date of acquisition.

NOTE 3

UTILITY PLANT
                                                          DECEMBER 31,
                                                  -----------------------------
                                                      2004             2003
-------------------------------------------------------------------------------
Pumping, treatment and distribution               $ 27,841,087     $ 25,240,521
Source of supply                                     3,805,160        3,321,928
General plant                                        3,293,588        2,700,786
Organization                                            30,219           30,219
-------------------------------------------------------------------------------
                                                    34,970,054       31,293,454
Construction in process                                291,113        1,920,211
-------------------------------------------------------------------------------
                                                  $ 35,261,167     $ 33,213,665
===============================================================================


NOTE 4

OTHER ASSETS
                                            DECEMBER 31,
                                       ----------------------      REGULATORY
                                          2004        2003      RECOVERY PERIOD
-------------------------------------------------------------------------------
Regulatory assets:
   Deferred post retirement benefits   $  144,725  $  161,300       10 Years
   Various deferred costs and charges     154,921     214,180      3-15 Years
Non-regulatory assets:
   Various deferred costs and charges      88,079      36,211
-------------------------------------------------------------------------------
                                       $  387,725  $  411,691
===============================================================================


                                          2004 Annual Report / BIW LIMITED    21

NOTE 5

NOTE PAYABLE

Note Payable consists of a $7,000,000 unsecured line of credit expiring in April 2005. This note replaces the $5,000,000 unsecured line of credit that expired in October 2003. During the revolving period, Birmingham Utilities can choose between variable rate options of 30, 60, 90 or 180-day LIBOR plus 100 basis points or prime. BUI is required to pay only interest during the revolving period. The principal is payable in full at maturity. The line of credit requires the maintenance of certain financial ratios and net worth of $7,500,000.

Borrowings of $2,255,000 were outstanding on the line of credit at December 31, 2004.


NOTE 6

LONG-TERM DEBT
                                                           DECEMBER 31,
                                                  -----------------------------
                                                      2004             2003
-------------------------------------------------------------------------------
First mortgage bonds, Series F. 5.21%,            $  9,000,000               --
   due April 15, 2011
First mortgage bonds, Series E. 9.64%,
   due September 1, 2011                                    --     $  4,042,000
===============================================================================

In January 2004, Birmingham Utilities filed an application with the DPUC for approval of the issuance of First Mortgage Bonds in the principal amount of $9,000,000. In March 2004, the DPUC approved BUI's request to issue the new bonds. In April 2004, BUI issued First Mortgage Bonds in the principal amount of $9,000,000. The bonds carry an interest rate of 5.21%. Interest is payable semi-annually on the fifteenth day of April and October. The bonds are secured by a lien on all utility property. The proceeds from the bond issue were used to repay the $4,042,000 outstanding principal of the existing Mortgage Bonds, which carried an interest rate of 9.64%, and repay $4,280,000 of short-term debt used to fund the purchase of the Connecticut regulated and non-regulated operations from PSC.

The Mortgage Indenture limits the issuing of additional First Mortgage Bonds and the payment of dividends. Under the dividend limitation, approximately $7,600,000 was available to pay dividends at December 31, 2004 after the quarterly dividend payment made on that date. It does not, however, restrict the issuance of either long-term or short-term debt, which is either unsecured or secured with liens subject to the lien of the Mortgage Indenture.


NOTE 7

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
                                                           DECEMBER 31,
                                                  -----------------------------
                                                      2004             2003
-------------------------------------------------------------------------------
Accounts payable                                  $    487,054     $    627,720
Accrued liabilities:
   Interest                                             79,453          129,882
   Taxes                                                 9,468          120,690
   Pension                                             165,468          168,961
   Other                                                57,939          363,974
-------------------------------------------------------------------------------
                                                  $    799,382     $  1,411,227
===============================================================================


22    2004 Annual Report / BIW LIMITED

NOTE 8

TAXES OTHER THAN INCOME TAXES

                                                      DECEMBER 31,
                                          -------------------------------------
                                            2004          2003          2002
-------------------------------------------------------------------------------
Municipal                                 $441,373      $302,972      $296,092
Payroll                                    177,379       135,154        93,992
-------------------------------------------------------------------------------
                                          $618,752      $438,126      $390,084
===============================================================================


NOTE 9

INCOME TAXES

The provisions for taxes on income for the years ended December 31, 2004, 2003 and 2002 consist of:

                                            2004          2003          2002
--------------------------------------------------------------------------------
Current:
  Federal                                 $   --      $(220,000)     $ 69,901
  State                                    69,246        52,677         8,441
Deferred:
  Federal:
      Accelerated depreciation            723,981       434,525       223,221
      Operating loss carryforward        (532,000)          --            --
      Income on land dispositions           7,620        72,019       162,430
      Investment tax credit               (14,700)      (14,700)      (14,700)
  State                                       397         3,750        10,032
--------------------------------------------------------------------------------
                                         $254,544      $328,271      $459,325
================================================================================


State deferred income taxes relate solely to timing differences in the recognition of income related to land dispositions.

A reconciliation of the income tax expense at the federal statutory tax rate of 34 percent to the effective rate follows:

                                            2004          2003          2002
--------------------------------------------------------------------------------
Federal income tax at statutory rates     $260,365      $390,542      $433,986
Increase (decrease) resulting from:
  State income tax, net of federal
   benefit                                  45,964        37,242        12,192
  Bargain sale portion of land
   dispositions                                --            --         (8,712)
  Rate case expense                         14,565       (28,610)        1,627
  Pension expense                            5,031       (34,159)       13,362
  Other, net                               (56,681)      (22,044)       21,570
  Investment tax credit                    (14,700)      (14,700)      (14,700)
--------------------------------------------------------------------------------
Total provision for income taxes           254,544       328,271       459,325
Taxes related to land dispositions          (8,017)      (75,769)     (322,521)
--------------------------------------------------------------------------------
Operating provision for taxes             $246,527      $252,502      $136,804
================================================================================


                                          2004 Annual Report / BIW LIMITED    23

Deferred tax liabilities (assets) were comprised of the following:

                                                    2004               2003
-------------------------------------------------------------------------------
Depreciation                                     $ 3,352,772        $ 2,608,391
Investment tax credits                               246,361            261,061
Other                                                220,492            243,412
-------------------------------------------------------------------------------
Gross deferred tax liabilities                     3,819,625          3,112,864
-------------------------------------------------------------------------------
Land sales                                        (2,252,506)        (2,459,566)
Operating loss carryforward                         (565,700)              --
Other                                               (193,801)          (202,345)
-------------------------------------------------------------------------------
Gross deferred tax assets                         (3,012,007)        (2,661,911)
Valuation allowance                                1,747,039          1,946,081
-------------------------------------------------------------------------------
Net deferred tax assets                           (1,264,968)          (715,830)
-------------------------------------------------------------------------------
Total deferred income taxes                      $ 2,554,657        $ 2,397,034
===============================================================================


At December 31, 2004, the Company had approximately $1,660,000 of net operating loss carryforwards to offset federal taxable income through 2024.

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


NOTE 10

RELATED PARTY TRANSACTIONS
The Company has paid legal and consulting fees to firms whose partners are directors and shareholders of the Company. During the years ended December 31, 2004, 2003 and 2002, fees paid amounted to $4,663, $8,445, and $6,112, respectively.


NOTE 11

ALLOWANCE FOR DOUBTFUL ACCOUNTS
The Company continuously monitors the creditworthiness of its customers and has established an allowance for amounts that may be uncollectible in the future based on current economic conditions, historical payment and bad debt write-off experience, and any specific customer related collection issues.



24    2004 Annual Report / BIW LIMITED

Allowance for doubtful accounts includes the following components:

                                                          DECEMBER 31,
                                             ----------------------------------
                                                2004        2003       2002
-------------------------------------------------------------------------------
Allowance for doubtful accounts, beginning   $   87,000  $   40,000  $   40,000
Provision                                        93,353      71,420      17,458
Recoveries                                        1,334       2,268       1,365
Charge-offs                                     (32,687)    (26,688)    (18,823)
-------------------------------------------------------------------------------
Allowance for doubtful accounts, ending      $  149,000  $   87,000  $   40,000
===============================================================================


NOTE 12

EMPLOYEE BENEFITS
The Company has a 401(k) Plan. Employees are allowed to contribute a percentage of salary, based on certain parameters. The Company matches 100% of employee contributions up to 6% of total compensation. Company matching contributions to the 401(k) Plan were $114,140, $66,213, and $61,673, in 2004, 2003 and 2002, respectively.

The employment contract of the Company's former President required accounting for benefits payable in accordance with SFAS 106. The accumulated present value of future benefits was recognized during his term of service to the Company, which ended on October 1, 1998. The liability recorded at December 31, 2004 and 2003 was $106,165, and $116,476, respectively. At December 31, 2004, an amount of $144,725 has been included in other assets relating to a regulatory asset for costs that were approved in the Company's rate case. This amount will be paid out to the former president's surviving spouse.

The Company has a noncontributory defined benefit plan that covers employees of Birmingham Utilities, excluding Eastern Division and H2O Services employees. The benefits are primarily based on years of service and the employee's compensation. Pension expense includes the amortization of a net transition obligation over a 23-year period. The Company's funding policy is to make annual contributions in an amount that approximates what was allowed for ratemaking purposes consistent with ERISA funding requirements. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The expected pension contribution for 2005, based upon 2004 market performance and current conditions, is estimated by management to be $100,000.

In addition, the Company provides certain health care and life insurance benefits for retired employees of Birmingham Utilities and their spouses, excluding Eastern Division and H2O Services employees. Generally, the plan provides for Medicare wrap-around coverage plus life insurance based on a percentage of each participant's final salary. Substantially all of BUI's employees may become eligible for these benefits if they reach retirement age while working for the Company. The Company's obligation for postretirement benefits must be fully accrued by the date that the employee attains full eligibility for benefits. The Company has elected to recognize the unfunded accumulated postretirement benefit obligation over 20 years. The Company's funding policy is to contribute amounts annually to a benefit trust and pay directly all current retiree premiums. The Company has established tax effective funding vehicles for such retirement benefits in the form of a qualified Voluntary Employee Beneficiary Association (VEBA) trust. The Company funded the VEBA trust with tax deductible contributions of $25,000 in 2004, 2003, and 2002.

The Company uses a January 1 measurement date for its defined benefit and postretirement medical benefit plans.




                                          2004 Annual Report / BIW LIMITED    25

BENEFIT OBLIGATIONS AND FUNDED STATUS

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans.

                                                                                          OTHER
                                                    PENSION BENEFITS             POSTRETIREMENT BENEFITS
                                               --------------------------      --------------------------
                                                  2004            2003            2004            2003
---------------------------------------------------------------------------------------------------------
Change in Benefit Obligation:
  Benefit obligation, beginning of year        $1,291,199      $1,260,738        $561,422        $527,850
  Service cost                                     58,032          59,517          27,414          27,818
  Interest cost                                    97,145          92,630          37,833          35,947
  Actuarial loss (gain)                           (58,071)        (84,053)         (9,604)          1,564
  Benefits paid                                   (39,022)        (37,633)        (22,689)        (31,757)
---------------------------------------------------------------------------------------------------------
  Benefit obligation, end of year              $1,349,283      $1,291,199        $594,376        $561,422
---------------------------------------------------------------------------------------------------------
Change in Plan Assets:
  Fair value, beginning of year                   806,085         613,486         460,731         362,316
  Actual return on plan assets                     70,258         130,232          37,207          73,415
  Employer contribution                           100,000         100,000          25,000          25,000
---------------------------------------------------------------------------------------------------------
  Benefits paid                                   (39,022)        (37,633)            --              --
---------------------------------------------------------------------------------------------------------
  Fair value, end of year                         937,321         806,085         522,938         460,731
Funded Status                                    (411,962)       (485,114)        (71,438)       (100,691)
Unrecognized net actuarial gain (loss)            204,331         269,594         (79,871)        (72,839)
Unrecognized transition obligation                 41,101          46,973         203,024         228,402
Unrecognized prior service cost                    75,566          80,736             --              --
---------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                 $  (90,964)     $  (87,811)       $ 51,715        $ 54,872
=========================================================================================================

At December 31, 2004 the defined benefit pension plan had plan assets in excess of the accumulated benefit obligation as summarized in the following table:

   Projected benefit obligation           $1,349,283
   Accumulated benefit obligation            931,053
   Fair value of plan assets                 937,321


NET PERIODIC BENEFIT COST

Net periodic pension and other postretirement benefit costs recognized in the Consolidated Statements of Income include the following components:

                                             PENSION BENEFITS             OTHER POSTRETIREMENT BENEFITS
                                     --------------------------------    --------------------------------
                                       2004        2003        2002        2004        2003        2002
---------------------------------------------------------------------------------------------------------
Service cost                         $ 58,032    $ 59,517    $ 54,994    $ 27,414    $ 27,818    $ 26,914
Interest cost                          97,145      92,630      90,750      37,833      35,947      33,740
Expected return on plan assets        (68,133)    (63,291)    (61,680)    (37,025)    (29,096)    (31,556)
Amortization of unrecognized
  transition obligation                 5,872       5,872       5,872      25,378      25,378      25,378
Amortization of unrecognized
  prior service cost                    5,170       5,170       5,170         --          --          --
Recognized net actuarial loss (gain)    5,122       5,243       5,455      (2,754)        --       (4,334)
---------------------------------------------------------------------------------------------------------
  Net periodic benefit cost          $103,208    $105,141    $100,561    $ 50,846    $ 60,047    $ 50,142
=========================================================================================================

26    2004 Annual Report / BIW LIMITED

ASSUMPTIONS
Weighted average assumptions used are as follows:

                                                    PENSION BENEFITS       OTHER POSTRETIREMENT BENEFITS
                                              ---------------------------  ------------------------------
                                                2004      2003      2002      2004      2003      2002
---------------------------------------------------------------------------------------------------------
Discount rate                                    8%        8%        8%        7%        7%        7%
Expected return on plan assets                   8%        8%        8%        8%        8%        8%
Rate of compensation increase                    4%        5%        5%        --        --        --

To determine the expected return on plan assets, the Company first examined actual historical rates of return for the various asset classes. The Company then determined a long-term projected return on plan assets based on expected returns over the next five to 10 years.

Effective January 1, 2002, the Company amended its pension benefits by increasing the plan benefit from 1.1% to 1.3% of average monthly compensation multiplied by the number of years of service.

For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004. The rate was assumed to decrease to 6% for 2005 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                 1-PERCENTAGE      1-PERCENTAGE
                                                POINT INCREASE    POINT DECREASE
--------------------------------------------------------------------------------
Effect on total of service and interest cost       $  10,991         $  (9,726)
Effect on postretirement benefit obligation        $  81,413         $ (75,027)

PLAN ASSETS
The following table sets forth the weighted average asset allocations for the Company's pension plan assets:

                          DEFINED BENEFIT PLAN       WELFARE BENEFIT VEBA TRUST
                        ------------------------     ---------------------------
                           2004         2003            2004           2003
--------------------------------------------------------------------------------
Equity Securities           66%          67%             67%            68%
Debt Securities             30%          32%             32%            31%
Cash                         4%           1%              1%             1%
--------------------------------------------------------------------------------
                           100%         100%            100%           100%
================================================================================

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

ESTIMATED FUTURE BENEFITS PAYMENTS
The following benefit payments are expected to be paid:

                           PENSION BENEFITS
-------------------------------------------
2005                               $ 31,987
2006                                 31,987
2007                                 31,987
2008                                 31,987
2009                                 31,987
2010-2014                          $252,516

                                          2004 Annual Report / BIW LIMITED    27

NOTE 13

OTHER EXPENSE

Other expense represents non-recurring expenses incurred primarily in the fourth quarter of 2004. Expenses totaling $405,613 were related to the exploration of strategic initiatives that were not consummated. The remaining balance of $62,422 is expense associated with the proposed acquisition of the NY operations from PSC that was terminated in January 2005 (See Note 21).

NOTE 14

EARNINGS PER SHARE SUPPLEMENTAL INFORMATION

The following table summarizes the number of common shares used in the calculation of earnings per share:

                                                  2004        2003        2002
--------------------------------------------------------------------------------
Weighted average shares outstanding
  for earnings per share, basic                1,647,303   1,637,076   1,637,076
Incremental shares from assumed
  conversion of stock options                     26,894      31,822      31,972
--------------------------------------------------------------------------------
Weighted average shares outstanding
  for earnings per share, diluted              1,674,197   1,668,898   1,669,048
================================================================================

NOTE 15

COMMITMENTS AND CONTINGENT LIABILITIES

MANAGEMENT AGREEMENT
Birmingham Utilities maintains an agreement with the City of Derby (the City), pursuant to which BUI manages the water system owned by the City. BUI is responsible for costs of maintenance and improvements. Amounts collected from customers, net of expenses, are retained by BUI.

CAPITAL BUDGET
Management has budgeted $1,976,000 for capital expenditures in 2005, $319,000 of which is expected to be necessary to meet its service obligations for the coming year.

PURCHASE COMMITMENT
Birmingham Utilities has an agreement with South Central Connecticut Regional Water Authority (Authority) to purchase water. This agreement provides for a minimum purchase of 600 million gallons of water annually. Charges to expense were $699,138, $699,952, and $699,106, for the years 2004, 2003 and 2002, respectively. The purchase price is based on the Authority's wholesale rate. At December 31, 2004, this rate was $1,175 per million gallons. This agreement expires December 31, 2015 but provides for two ten-year extensions at BUI's option.

OPERATING LEASE
H2O Services leases its operating facility in Glastonbury under a non-cancelable operating lease expiring in June 2009. The lease requires monthly rental payments of $4,700. In addition, the lease provides for annual increases based on the Consumer Price Index and H2O Services is obligated to pay its pro rata share of operating costs, as defined.

28    2004 Annual Report / BIW LIMITED

NOTE 16

EQUITY

COMMON STOCK
                                                    NUMBER
                                                  OF SHARES          AMOUNT
--------------------------------------------------------------------------------
Balance, January 1, 2003                          1,637,076        $2,905,190
--------------------------------------------------------------------------------
Amortization of stock plan costs                       --              (4,277)
--------------------------------------------------------------------------------
Balance, December 31, 2003                        1,637,076        $2,900,913
--------------------------------------------------------------------------------
Stock issued through Key Employee and
  Non-Employee Director Stock Option Plans           20,466            78,765
Amortization of stock plan costs                       --              (3,706)
--------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2004                        1,657,542        $2,975,972
================================================================================

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

The following table summarizes the transactions with respect to the Company's stock option plans for the three years ended December 31, 2004:

                                         GRANTED                EXERCISABLE
                                  ----------------------------------------------
                                               WEIGHTED                 WEIGHTED
                                               AVERAGE                  AVERAGE
                                   NUMBER      EXERCISE     NUMBER      EXERCISE
                                  OF SHARES    PRICE       OF SHARES    PRICE
--------------------------------------------------------------------------------
Outstanding at December 31, 2001    73,012      $ 9.46       61,762      $ 8.47
         Granted                    12,500       17.16
         Exercised                  (6,594)       6.69
------------------------------------------------------
Outstanding at December 31, 2002    78,918      $10.91       62,668      $ 9.45
         Granted                     7,500       18.08
------------------------------------------------------
Outstanding at December 31, 2003    86,418      $11.53       72,668      $10.37
         Granted                     5,000       19.23
         Exercised                 (24,178)       6.50
------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 2004    67,240      $13.92       58,490      $13.19
================================================================================


                                          2004 Annual Report / BIW LIMITED    29

The fair value of each option grant is established on the date of grant using the Black-Scholes option pricing model, consistent with the method stipulated by SFAS 123. The fair value per option was estimated using the following assumptions:
                                              2004        2003        2002
--------------------------------------------------------------------------------
Expected option term                        10 YEARS    10 years    10 years
Risk-free interest rate                         4.6%        4.4%        4.5%
Expected dividend yield                         3.5%        3.3%        3.3%
Expected volatility factor                     34.1%       35.5%       37.3%
Fair value per option                          $5.98       $5.98       $5.65

DIVIDEND REINVESTMENT PLAN
The Company has a dividend reinvestment plan, which provides for the issuance and sale of up to 140,000 shares of the Company's authorized but un-issued common stock to its shareholders who elect to reinvest cash dividends on the Company's existing shares. Shares under the plan will be purchased at their fair market value price on the date of the dividends to be invested in the new shares. The Company purchases shares in the open market to satisfy its dividend reinvestment obligations.

NOTE 17

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION AND NON-CASH FINANCING
ACTIVITIES

Cash paid for interest for the years ended 2004, 2003, and 2002 was $569,786, $415,453, and $407,772, respectively.

Cash paid for income taxes for the years ended 2004, 2003 and 2002 was $30,013, $40,926, and $125,500, respectively.

Birmingham Utilities receives contributions of utility plant from developers. These contributions are reported in utility plant and in customers' advances for construction. The contributions are deducted from construction expenditures to determine cash expenditures by BUI.

                                                       DECEMBER 31,
                                          -------------------------------------
                                             2004          2003         2002
-------------------------------------------------------------------------------
Gross plant additions                     $2,111,381    $1,689,324   $1,944,760
Customers' advances for construction        (337,663)     (162,901)     (12,660)
-------------------------------------------------------------------------------
                                          $1,773,718    $1,526,423   $1,932,100
===============================================================================

NOTE 18

SEGMENT INFORMATION

The Company has identified regulated water operations (Birmingham Utilities) and unregulated service operations (H2O Services) as its two reportable segments for the purposes of applying Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". Birmingham Utilities collects and distributes water to domestic, commercial and industrial customers. H2O Services offers a consumer protection program for residential service lines and provides water related services to other water utilities, municipalities, contractors, and individuals including water system design and construction, water main installation and repairs, hydrant installation and repairs, leak surveys, service line piercing, pulling and moling, backflow device testing, residential and commercial well pump installations and repairs and filtration installations and repairs. The accounting policies of each reportable segment are the same as those described in Note 1.

30    2004 Annual Report / BIW LIMITED

Financial data for reportable segments follows:

                           Operating     Operating                    Taxes on      Net        Total
                           Revenues      Expenses     Depreciation     Income      Income      Assets
---------------------------------------------------------------------------------------------------------
FOR THE YEAR ENDED
DECEMBER 31, 2004
Birmingham Utilities      $6,868,225    $4,149,787      $749,114      $ 58,940    $144,118    $26,422,560
H2O Services               2,997,351     2,421,535          --         187,587     367,117      3,805,683
---------------------------------------------------------------------------------------------------------
  Total Consolidated      $9,865,576    $6,571,322      $749,114      $246,527    $511,235    $30,228,243
=========================================================================================================

For the year ended
December 31, 2003
Birmingham Utilities      $5,425,512    $3,071,088      $630,462      $162,902    $670,946    $26,873,658
H2O Services                 982,971       728,847          --          89,600     149,428      1,525,811
---------------------------------------------------------------------------------------------------------
  Total Consolidated      $6,408,483    $3,799,935      $630,462      $252,502    $820,374    $28,399,469
=========================================================================================================

For the year ended
December 31, 2002
Birmingham Utilities      $4,489,826    $2,811,145      $577,620      $105,964    $738,730*   $22,242,916
H2O Services                 346,497       237,284          --          30,840      78,373         78,373
---------------------------------------------------------------------------------------------------------
  Total Consolidated      $4,836,323    $3,048,429      $577,620      $136,804    $817,103    $22,321,289
=========================================================================================================
*Includes land sale income of $261,317 in 2002.


NOTE 19

QUARTERLY FINANCIAL DATA
(Unaudited)

                                    Operating     Operating     Net           Earnings Per Share
                                    Revenues      Income        Income        Basic       Diluted
-------------------------------------------------------------------------------------------------
2004   First Quarter                $2,111,457    $ 270,535    $201,885       $ .12        $ .12
       Second Quarter                2,426,300      324,626     238,742       $ .15        $ .14
       Third Quarter                 2,704,104      354,971     265,272       $ .16        $ .16
       Fourth Quarter                2,623,715      277,776    (194,664)*     $(.12)       $(.12)
-------------------------------------------------------------------------------------------------
       Total                        $9,865,576   $1,227,908    $511,235       $ .31        $ .30
=================================================================================================

2003   First Quarter                $1,116,192    $  60,562    $ 56,988       $ .03        $ .03
       Second Quarter                1,295,983      194,794     141,169       $ .09        $ .09
       Third Quarter                 1,835,209      394,885     349,298       $ .21        $ .20
       Fourth Quarter                2,161,099      504,255     272,919       $ .17        $ .17
-------------------------------------------------------------------------------------------------
       Total                        $6,408,483   $1,154,496    $820,374       $ .50        $ .49
=================================================================================================
* See Note 13

                                          2004 Annual Report / BIW LIMITED    31

NOTE 20

WATER SERVICE RATE INCREASE

On August 7, 2003, the DPUC granted Birmingham Utilities a 27.74 percent water service rate increase designed to provide a $1,264,178 annual increase in revenues and a 10.5 percent return on common equity. This rate increase does not apply to the Eastern Division.



NOTE 21

SUBSEQUENT EVENT

In May 2003, Birmingham Utilities entered into a Purchase Agreement with PSC to purchase all of the issued and outstanding shares of common stock of five small regulated water companies located in eastern New York. The purchase price for the New York operations was expected to be $1,000,000 subject to certain adjustments based on changes in rate base and working capital. These adjustments would not have increased the purchase price by more than $450,000. Applications for regulatory approval were filed with the New York State Public Service Commission (NY Commission) in July 2003. A decision was expected in 2004. During the regulatory approval process, it became apparent that significant capital costs would be required upon completion of the transaction. In January 2005, Birmingham Utilities and PSC, citing continued delays on the part of the NY Commission, mutually agreed that they no longer wished to pursue this transaction.















32    2004 Annual Report / BIW LIMITED

SOURCES OF SUPPLY

WELLS
Located in Derby and Seymour with a safe daily yield of 3.0 million gallons per day (MGD) and 69 wells located in 16 towns in Eastern CT that service 30 satellite water systems.

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

EMERGENCY SUPPLY
Beaver Brook Reservoir System - 2.1 MGD surface water supply.

CUSTOMER BASE AND DEMAND
11,328 customers, 97% residential and commercial Water delivered in 2004 - 1.19 Billion Gallons Average daily demand - 3.25 MGD.
Maximum daily demand in 2004 - 4.21 MGD. Total safe daily yield - 8.0 MGD.

WORKFORCE
On March 1, 2005, the Company maintained a workforce of 42 full-time and 2 part-time employees, none of whom are affiliated with any union.

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



SHAREHOLDER INFORMATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Dworken, Hillman, LaMorte & Sterczala, P.C.
Shelton, Connecticut

GENERAL COUNSEL
Wiggin and Dana LLP
New Haven, Connecticut

REGISTRAR AND TRANSFER AGENT
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10007

STOCK MARKET LISTING: AMEX
Under the Symbol: BIW
Website
www.buiweb.com



MARKET INFORMATION
MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED SECURITY HOLDING MATTERS

As of December 31, 2004, there were approximately 410 record holders of the Company's common stock. Approximately 64% of the Company's stock is held in "nominee" or "street" name. The Company's common stock trades on the American Stock Exchange under the symbol "BIW". The following table sets forth the dividend record for the Company's common stock and the range of bid prices for the last two calendar years. The stock prices are based upon American Stock Exchange records provided to the Company. The prices given are retail prices. Birmingham Utilities' Mortgage Bond Indenture under which its First Mortgage Bonds are issued contains provisions that limit the dividends BUI may pay under certain circumstances.

                               High        Low         Dividend Paid
--------------------------------------------------------------------
2004
         First Quarter        $21.85       $18.90         $.17
         Second Quarter        20.25        18.75          .17
         Third Quarter         20.10        17.70          .17
         Fourth Quarter        19.65        18.43          .17

2003
         First Quarter        $18.79       $18.00         $.15
         Second Quarter        18.49        16.80          .15
         Third Quarter         18.23        17.25          .15
         Fourth Quarter        19.50        17.50          .15

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

BIW LIMITED
230 Beaver Street
PO Box 426
Ansonia, CT 06401-0426
203 735.1888