Form 10-K, Exhibit 13
period 2005-12-31
BIW LTD
filed 2006-03-30
CIK 1169237

EXHIBIT 13
                                                                      ----------

2005 Annual Report / BIW Limited
Strategic Focus
Sound Growth

COMPANY PROFILE
BIW Limited (BIW or the Company), formed in 2002, is the parent company of Birmingham Utilities, Inc. (BUI or Birmingham Utilities), founded in 1859, and Birmingham H2O Services, Inc. (H2O Services), established in 2002. Birmingham Utilities, a regulated public water service company, collects and distributes water for domestic, commercial and industrial uses and fire protection in the Naugatuck Valley towns of Ansonia, Derby and small parts of Seymour, Connecticut. Water service is also provided for domestic and commercial use in 33 satellite water operations in 16 towns in eastern Connecticut, which form BUI's Eastern Division. This division, which was acquired in 2003, was the former Eastern Connecticut Regional Water Company, Inc.
H2O Services, the Company's non-regulated subsidiary, offers a consumer protection program for residential service lines and provides water related services to other water utilities, municipalities, contractors and individuals throughout Connecticut.

FINANCIAL HIGHLIGHTS
The financial highlights set forth below should be read together with, and are qualified by reference to, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and our audited consolidated financial statements and accompanying notes included elsewhere in this annual report.

(000's omitted except for
  per share data)                      2005     2004     2003     2002     2001
                                      ------   ------   ------   ------   ------
Operating Revenues                    $9,055   $9,866   $6,408   $4,836   $4,852
Income before Interest Expense         1,341    1,085    1,253      978    1,033
Income from Land Dispositions            --       --        --      261    5,133
Net Income                               659      511      820      817    5,655
Earnings Per Share - Basic               .40      .31      .50      .50     3.48
Earnings Per Share - Diluted             .39      .30      .49      .49     3.41
Cash Dividends Declared (per share)      .68      .68      .60      .60      .58
Total Assets                          32,742   30,228   28,399   22,321   22,681
Long-Term Debt                         9,000    9,000    3,948    4,042    4,136
Short-Term Debt                        4,755    2,255    4,799       94       94
Shareholders' Equity                  11,729   12,187   12,723   12,889   13,057


CORPORATE STRUCTURE 2005
BIW Limited Parent Company

Birmingham Utilities Regulated

Eastern Division
33 Systems in Eastern Connecticut

Naugatuck Valley Division
Ansonia, Derby, and Seymour, Connecticut

Birmingham H20 Services Non-regulated
Rhodes Pump Service
Contract Operations (Eastern)
Contract Operations (Valley)

TO OUR SHAREHOLDERS

     BIW Limited's earnings performance in 2005 was less than expected, and this has perhaps overshadowed many accomplishments and actions that took place in 2005. These accomplishments and actions, we believe, will enhance the financial strength and profitability of your Company in the years ahead.

     Your Company's public utility water business, Birmingham Utilities, had mixed earnings results in 2005. Earnings of the Ansonia based regulated operations have declined due to a reduction in sales, increases in depreciation expense and a decline in other income. Those declines, however, were mitigated by a $103,000 reduction in operating expenses in 2005 compared to 2004. The Eastern Division's regulated operations in 2005 experienced operating losses, but the losses were significantly reduced by a $363,000 reduction in operating expenses in 2005 versus 2004. Increased depreciation expense and higher interest charges somewhat offset the decline in operating expenses.

     The Company plans to file a request for rate relief with the Connecticut Department of Public Utility Control ("DPUC") in 2006 for both the Ansonia and Eastern regulated operations. General rate relief was last received by our Eastern Division in 1997 and by our Ansonia based operation in 2003. Earlier this year, the DPUC authorized a rate increase for the Ansonia operations to pass through increases in purchased water costs and property taxes. It is clear that the Company needs to recoup the investment it has made in utility plant at both divisions and to recover all of the costs and investments required to efficiently operate our water systems.

     Operating results for our water services company, H2O Services, were also lower than in 2004, but contributed positively to consolidated earnings in 2005. The unregulated operations at our Eastern Division had lower revenues in 2005 due to the completion of a large construction project included in the 2004 results, coupled with the harsh winter in 2005 that suppressed business activity throughout H2O Services.

     Consolidated earnings increased in 2005 compared to 2004; however, the final results were disappointing and lower than expected. In 2005, consolidated net income of BIW Limited was $659,000 as compared to $511,000 in 2004 and $820,000 in 2003. Earnings per share basic were $.40 in 2005 compared to $.31 per share basic in 2004 and $.50 per share basic in 2003. Pre-tax operating income of the Company, which continues to grow, was $1,506,000 in 2005, compared with $1,475,000 in 2004 and $1,407,000 in 2003. Pre-tax operating income represents the sum of operating income of $1,194,000, $1,228,000 and $1,154,000 in 2005, 2004 and 2003, respectively, plus taxes on income of $312,000, $247,000 and $253,000. Although consolidated revenues in 2005 were $810,000 lower than in 2004, operating and maintenance expenses were $1,110,000 less than in 2004, which more than offset significant increases in depreciation expense and property taxes, due primarily to the Company's continuing substantial investment in utility plant.

     As stated earlier, the DPUC granted rate relief to Birmingham Utilities' Ansonia based regulated operations to account for higher purchased water costs and to a lesser extent higher property taxes that became effective in January of 2006. This 4.5% limited rate increase, using the statutory "Pass Through Legislation," was needed to account for a 22%, $201,000 wholesale water rate increase imposed on Birmingham Utilities by the South Central Regional Water Authority ("RWA"). The Company had vigorously opposed the RWA's water rate increase, which equated to more than four times the amount all other customers of the RWA received. In granting the requested rate relief, the DPUC also directed the Company to attempt to renegotiate the purchased water contract with the RWA.

     In 2006, the Company will file a general rate application with the DPUC to increase its water service rates for both the Ansonia and Eastern Division regulated operations. We believe the most effective and efficient method to apply for this rate increase is to combine both divisions for ratemaking purposes. We believe that combining the two divisions will mitigate future rate increases for the Ansonia Division, as we see many growth opportunities in our customer base in Eastern Connecticut while there is limited or no customer growth in our customer base in the Naugatuck Valley towns of Ansonia and Derby. A larger customer base that has the potential to grow further will assist in allocating the fixed costs of the Company over a larger customer population over time. Although we plan to file this application in the second quarter of 2006, the full results of any future increase, if approved, will not go into effect until the last quarter of 2006. This proposed rate increase primarily reflects the costs of improving water quality, reliability and improving customer service, especially in our Eastern Division, while earning a reasonable return for our shareholders on our investment in new utility plant at both divisions.

     The Company's dividend exceeded earnings in 2005 and 2004. However, over the period 1998-2005, dividends represented approximately 50% of the utility's earnings, which is lower than the typical 75% dividend payout ratio for utilities. The 2006 rate case application for utility regulated operations is intended to update the Company's rate base for current investments in both utility divisions and enable the Company to earn a reasonable return on this investment, which should allow us to grow the book value of the Company in the future. Although we cannot predict the outcome of any rate proceeding, statutory ratemaking principles require that water service rates be set to allow a utility to recover reasonable operating and capital costs, including a reasonable return on its investments.

     We continue to keep on hold our plans to expand our Beaver Brook Reservoir until the rate application process is completed in 2006, and then expect to proceed with further planning and evaluation. The DPUC has stated its belief that Birmingham Utilities should do a feasibility study for the reactivation of the Beaver Brook water supply. This type of long-term planning, which includes the construction of a filter plant, is important to the Company and the region, as it will provide an additional supply of water for future growth of the surrounding Naugatuck Valley towns.

     Looking toward the future, we are optimistic about our prospects. Our non-regulated service company remains strong and contributes annually to earnings. We expect this to continue in the future. We continue to look to expand these services through new contracts and other opportunities as well as working to assure that all businesses remain profitable and efficient. We look forward to obtaining rate relief to recover our capital investments and to recover our operating expenses necessary to operate both regulated divisions. We believe we have a management team in place that can direct these activities and a qualified and dedicated workforce to carry out all of our plans. We thank you for your confidence and support, and we look forward to serving you and keeping you apprised of our progress in the months and years to come.

     Lastly, we all were saddened at the passing of our director, Michael J. Adanti, on July 31, 2005. Mike served the Company with distinction since 2000. We will all miss Mike's wisdom and charm. He was not only a trusted advisor to the Company, but also a friend to us all.

Sincerely,


Betsy Henley-Cohn
Chairwoman


John S. Tomac
President and Treasurer

BIW CONTRIBUTORS

Board of Directors

Betsy Henley-Cohn (2)
Chairwoman of the Board of Directors of the Company
Chairman and Treasurer,
Joseph Cohn & Sons, Inc.
Director, UIL Holdings Corporation
Director, Aristotle Corp.
(1995-2002);
Director, Citizens Bank of Connecticut (1997-1999);

John S. Tomac (2)
President and Treasurer of the Company

Michael J. Adanti (deceased July 31, 2005)
President Emeritus, Southern Connecticut State University
Director, Griffin Hospital

Mary Jane Burt (1,2,4)
Realtor, H. Pearce Co.
Principal, The Laurel Group
Previously, President, Burt Medical Lab 1984-1998

James E. Cohen (2,3)
Lawyer in Practice in Derby

Alvaro da Silva (1,3)
President, DSA Corp.
President, B.I.D., Inc.
(land development and home building company) Managing Partner, Connecticut Commercial Investors, LLC (a commercial real estate and investment partnership)

Juri Henley-Cohn (2)
President, Johnson Point Productions

Themis Klarides (1,4)
Associate Attorney, Law Offices of Shawn K. Splan, Shelton;
State Representative, 114th District, Connecticut General Assembly

B. Lance Sauerteig (2,4)
Principal and President of BLS Strategic Capital, Inc. (financial and investment advisory company) Principal and Manager of Tortoise Capital Partners, LLC (real estate investment company) Director, Chemwerth, Inc.
Director, United Aluminum Corporation

Kenneth E. Schaible (1,3)
Real Estate Developer
Previously, Senior Vice President, Webster Bank (1995-1996) President, Shelton Savings Bank and Shelton Bancorp, Inc.
(1972-1995)

Charles T. Seccombe
Director Emeritus

Officers

Betsy Henley-Cohn
Chairwoman and CEO

John S. Tomac
President and Treasurer

John J. Keefe, Jr.
Vice President, Operations

Linda Batten
Controller and Assistant Treasurer

Henrietta Vitale
Secretary


Committees
(1) Audit Committee meets at least quarterly with management and independent accountants to review accounting, auditing, internal control and financial reporting and discuss the scope and results of the annual audit and quarterly reviews of the Company's financial statements.
(2) Executive Committee reviews strategic planning alternatives, recommends to and advises the Board of Directors on financial policy, issuance of securities and other high priority issues.
(3) Committee on Directors makes recommendations to the Board of Directors for Board replacements when they become available and for compensation levels for the Board of Directors.
(4) Personnel and Pension Committee makes recommendations to the Board of Directors regarding officers' compensation including the promotion and hiring of officers; reviews Company fringe benefit plans other than retirement plans; reviews the Pension Trust Fund of the Birmingham Utilities, Inc. Defined Benefit Plan and the Retired Employee Welfare Benefit Trust for retiree medical benefits; reviews and determines actuarial policies, investment guidelines and selects the investment manager.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2005 VS. 2004

The Company recorded net income of $658,786 in 2005 as compared with $511,235 in 2004. Earnings per share, basic for 2005 and 2004 were $.40 and $.31 respectively. Net income of the Birmingham Utilities segment was $466,543 in 2005 compared with $144,118 in 2004. The regulated Ansonia Division generated net income of $659,099 in 2005 compared with $517,456 in 2004 principally due to the reduction of operating and maintenance expenses in 2005. The regulated Eastern Division generated a net loss of $192,556 in 2005, a significant improvement compared to the net loss of $373,338 in 2004. Corporate reorganization, an emphasis on efficient operations, as well as capital improvements made since its purchase in 2003 all contributed to the reduction of the loss. Efficient and normalized operations along with the necessity to earn on capital investments made in recent years is the reason the Company will file a rate relief request with the DPUC for both the regulated Ansonia and Eastern divisions in 2006. The unregulated H2O Services segment had net income of $192,243 in 2005 compared to $367,117 in 2004. Delays in construction operations due to harsh weather in the first quarter of 2005 and an increased advertising budget also contributed to the lower earnings.

OPERATING REVENUES decreased 8% in 2005 versus 2004. Slightly lower water revenues and the absence of some large construction projects in 2005 account for the decrease in revenues. Decreases in residential and industrial consumption in the Ansonia Division were partially offset by residential customer growth in the Eastern Division.

OPERATING EXPENSES decreased $1,041,021 or 16% in 2005 compared with 2004. Decreased costs relating to a reduction in large construction projects performed by H2O accounts for 59% or $602,965 of the decrease. Operating expenses for the regulated Eastern Division are 32% or $362,627 lower due to operating efficiencies achieved through personnel reorganization as well as capital investments since its purchase in 2003.

MAINTENANCE EXPENSES also decreased $69,534 or 15% in 2005, reflecting the benefit of the increased capital investments made in recent years. The Eastern Division maintenance expenses decreased 28% or $49,779 also due to operating efficiencies and improvements achieved since its purchase in 2003.

DEPRECIATION increased 18.5% or $138,802 in 2005. This is directly related to the increased capital improvements made by the Company in 2004 and 2005. Several of the water systems acquired in 2003 required immediate capital expenditures which increased depreciation expense. The Company now believes capital improvements will be able to be more systematically scheduled in the future.

TAXES OTHER THAN INCOME TAXES increased 20% or $125,053 in 2005. Capital improvements made in recent years have increased the value of the water systems, which results in a higher assessment upon which property taxes are calculated. Increased mill rates in the individual towns also contributed to the increase in expense.

TAXES ON INCOME of $312,044 recorded in 2005 are $65,517 higher than the 2004 expense of $246,527 due to an increase in operating earnings.

LAND DISPOSITIONS, when Birmingham Utilities disposes of land, any gain recognized, net of taxes, is shared between ratepayers and shareholders based upon a formula approved by the DPUC. The impact of land dispositions is recognized in two places on the statement of income.

The statement of income reflects income from the disposition of land (net of taxes), which represents the shareholders' immediate share of income from land dispositions occurring in that year. There were no land sales in 2005 and 2004.

LAND DISPOSITION income is also recognized in the statement of income as a component of net income on the line entitled "Amortization of Deferred Income on Dispositions of Land." These amounts represent the recognition of income on deferred land dispositions which occurred in prior years. The amortization of deferred income on land dispositions, net of tax, was $6,425 and $11,342 in 2005 and 2004, respectively. Recognition of deferred income will continue over various time periods depending upon the amortization period ordered by the DPUC for each particular disposition.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC) in 2005 is 30% lower than 2004. The size and scope of capital improvement projects, especially in the Eastern Division, completed in 2005 were smaller than those undertaken in 2004.

OTHER INCOME is $143,344 lower in 2005 than in 2004. Wellpoint common stock received as a result of the demutualization of Blue Cross/Blue Shield, the Company's former healthcare insurance provider, accounted for $157,550 of other income in 2004. The stock was sold in 2005 and an additional gain of $7,888 was recorded as other income which accounts for the total variance in 2005.

OTHER EXPENSE for 2004 of $468,035 represents non-recurring expenses incurred primarily in the fourth quarter of 2004. Expenses totaling $405,613 were related to the exploration of strategic initiatives that were not consummated. The remaining balance of $62,422 is expense associated with the proposed acquisition of the NY operations from PSC that was terminated in January 2005.

INTEREST EXPENSE Of $681,876 for 2005 is $107,692 higher than the interest expense recorded for 2004. Increased borrowings as well as rising short term interest rates are the reason for the increase.

2004 VS. 2003

The Company recorded net income of $511,235 in 2004 as compared to $820,374 in 2003. Earnings per share, basic for 2004 and 2003 were $.31 and $.50. There was no land sale income in 2004 and 2003 and amortization of deferred income on dispositions of land was $11,342 in 2004 as compared to $179,172 in 2003.

OPERATING REVENUES of the Company were $9,865,576 in 2004 versus $6,408,483 in 2003. The increase is, in part, a result of $1,442,713 in utility revenues collected for the entire year of 2004 from the regulated operations acquired in 2003 and the full year's effect of BUI's rate increase granted in August 2003. H2O Services revenues reflect increased activity of $2,014,380, which includes increased revenues of $1,554,344 for the entire twelve months of 2004 from the acquired non-regulated operations.

OPERATING EXPENSES of $6,571,322 for 2004 are $2,771,387 higher than operating expenses of $3,799,935 for 2003. Operating expenses related to the regulated Eastern Division acquired in 2003 of $1,141,517 reflect an entire twelve months of activity and are $789,138 higher than 2003. These expenses for the Eastern Division are high due to the relocation of the office from Stafford Springs to Glastonbury in July 2004 as well as the reorganization of personnel at all levels done throughout 2004 and unexpected purchased water costs. The total of these expenses were approximately $150,000. Operating expenses for the regulated Ansonia Division of $3,008,270 in 2004 exceeded operating expenses of $2,718,709 for 2003 by $289,561. The increase is due to increases in property and liability insurance, workers compensation, pension, and power or fuel related expenses in 2004. H2O Services operating expenses increased by $1,692,688 in 2004 versus 2003. The increase is in part due to both increased activity as well as the inclusion of twelve months of activity and expenses related to the non-regulated operations acquired in 2003.

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

INCOME TAXES on operations of $246,527 recorded in 2004 are $5,975 lower than the 2003 expense of $252,502 due to a decrease in operating earnings. The Company also incurs income tax liability for gains from land transactions, both in the year in which they occur and in the later years in which income, previously deferred in accordance with the Department of Public Utility Control's (DPUC) orders concerning the sharing of the gains between the Company's shareholders and ratepayers, is recognized by the Company. Taxes related to gains on land transactions were $8,017 in 2004 and $75,769 in 2003. The Company's total income tax expense, including both the tax on operating income and on land sale gains, was $254,544 in 2004 and $328,271 in 2003.

LAND DISPOSITIONS, when Birmingham Utilities disposes of land, any gain recognized, net of taxes, is shared between ratepayers and shareholders based upon a formula approved by the DPUC. The impact of land dispositions is recognized in two places on the statement of income.

The statement of income reflects income from the disposition of land (net of taxes), which represents the shareholders' immediate share of income from land dispositions occurring in that year. There were no land sales in 2004 and 2003.

Land disposition income is also recognized in the statement of income as a component of operating income on the line entitled "Amortization of Deferred Income on Dispositions of Land." These amounts represent the recognition of income deferred on land dispositions which occurred in prior years. The amortization of deferred income on land dispositions, net of tax, was $11,342 and $179,172, for 2004 and 2003. Recognition of deferred income will continue over various time periods depending upon the amortization period ordered by the DPUC for each particular disposition.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC) in 2004 of $120,279 is $39,472 higher than the $80,807 recorded in 2003. Large ongoing capital improvement projects throughout 2004 in the Eastern Division account for this increase.

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

INTEREST EXPENSE of $574,184 for 2004 is $141,506 higher than interest expense of $432,678 for 2003. The increase in long-term borrowings from $4,042,000 in 2003 to $9,000,000 in 2004 accounts for a portion of the increase, although this is somewhat offset by the 5.21% interest rate on the new $9,000,000 mortgage bonds as compared to 9.64% on the $4,042,000 retired mortgage bonds. The balance of the increase is related to short-term borrowings outstanding throughout 2004 as compared to 2003 borrowings outstanding primarily in the fourth quarter only.

REGULATORY MATTERS AND INFLATION
Inflation, as measured by the Consumer Price Index, increased 3.4 percent, 2.4 percent, and 2.3 percent in 2005, 2004 and 2003, respectively. The regulatory authorities allow the recovery of depreciation through revenues solely on the basis of the historical cost of plant. The replacement cost of utility plant would be significantly higher than the historical cost. While the regulatory authorities give no recognition in the ratemaking process to the current cost of replacing utility plant, the Company believes that, based on past practices, Birmingham Utilities will continue to be allowed to earn a return on the increased cost of their net investment when prudent replacement of facilities actually occurs.

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

H2O Services bills customers and recognizes revenue from its construction projects monthly as the services are provided. These projects are short-term in nature, typically requiring less than one month to complete.

H2O Services bills customers and recognizes revenue from its routine maintenance and water testing services monthly as the services are provided. Repairs are not included in these services and are performed on an as needed basis for an additional charge based upon the specific nature of the necessary repair.

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

RECENTLY ISSUED ACCOUNTING STANDARDS
In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154, "Accounting Changes and Error Corrections" (SFAS 154), which supersedes Accounting Principles Bulletin (APB) Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 changes the requirements for the accounting for and reporting of changes in accounting principle. The statement requires the retroactive application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 is not expected to have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" (SFAS
123R), which is a revision of SFAS No. 123 and supersedes APB No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires employee stock options to be valued at fair value on the date of grant, and charged to expense in the Company's consolidated financial statements over the applicable vesting period. We will adopt the new standard using the modified prospective method in the first quarter of 2006. Under this method, compensation cost is recognized beginning with the effective date for all share based payments granted after the effective date and for all awards granted to employees prior to the effective date that remain unvested. SFAS 123R also amends SFAS No. 95, "Statement of Cash Flows", requiring that any excess tax benefits received upon the exercise of options be reflected as financing cash inflows rather than operating cash inflows. Based on current employee stock options outstanding, management estimates that adoption of SFAS 123R will result in compensation expense related to employee stock options of approximately $22,000 in 2006.

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

The Company believes it is prudently monitoring the economic environment in which it operates to best take advantage of market opportunities. The establishment of a holding company, the formation of H2O Services, and the acquisition of the Connecticut operations from PSC, both regulated and non-regulated, has allowed the Company to enter a market in Connecticut that is expanding. This should allow for the growth of both the regulated and non-regulated businesses, principally in eastern Connecticut that would create long-term value for the Company. In addition, Birmingham Utilities will file a rate application in 2006 that will allow the Company to earn a rate of return on its increased rate base as a result of its prudent and efficient capital improvement program and to recover its operating costs, especially in the newly acquired Eastern Division.

FINANCIAL RESOURCES
During 2005, 2004 and 2003, the Company's operations generated funds available for investment in utility plant and for use in financing activities, including payment of dividends on common stock, of $2,029,237, $790,965 and $1,437,014 respectively (see Consolidated Statements of Cash Flows).

Net cash provided by operating activities increased $1,238,272 in 2005 as a result of decreases in operating expenses as well as the absence of other expenses associated with strategic initiatives that were expended in 2004.

During the 3-year period 2005, 2004 and 2003, the Company has generated sufficient funds to meet its day-to-day operational needs, including regular expenses, payment of dividends, and investment in normal plant replacements, such as new services, meters and hydrants. It expects to be able to continue to do so for the foreseeable future.

Birmingham Utilities Long-Term Capital Improvement Program will be funded by the internal generation of funds, including rate relief, as well as the Company's ability to raise capital from external sources. During 2005, 2004 and 2003, the Company's additions to utility plant, net of customer advances, were $3,300,595, $1,773,718 and $1,526,423, respectively (see Consolidated Statements of Cash Flows and Note 17). These additions were financed primarily from internally generated funds and borrowings on the revolving line of credit.

In January 2004, Birmingham Utilities filed an application with the DPUC for approval of the issuance of First Mortgage Bonds in the principal amount of $9,000,000. In March 2004, the DPUC approved BUI's request to issue the new bonds. In April 2004, BUI issued First Mortgage Bonds in the principal amount of $9,000,000. The bonds carry an interest rate of 5.21%. Interest is payable semi-annually on the fifteenth day of April and October. The bonds are due in April 2011 and are secured by a lien on all utility property. The proceeds from the bond issue were used to repay the $4,042,000 outstanding principal of the existing Mortgage Bonds, which carried an interest rate of 9.64%, and repay $4,280,000 of short-term debt used to fund the purchase of the Connecticut regulated and non-regulated operations from PSC.

The Mortgage Indenture limits the issuing of additional First Mortgage Bonds and the payment of dividends. Under the dividend limitation, approximately $7,100,000 was available to pay dividends at December 31, 2005 after the quarterly dividend payment made on that date. It does not, however, restrict the issuance of either long-term or short-term debt, which is either unsecured or secured with liens subject to the lien of the Mortgage Indenture.

Note Payable consists of a $7,000,000 unsecured line of credit expiring in April 2006. During the revolving period, Birmingham Utilities can choose between variable rate options of 30, 60, 90 or 180-day LIBOR plus 100 basis points or prime. BUI is required to pay interest only during the revolving period. The principal is payable in full at maturity. The line of credit requires the maintenance of certain financial ratios and net worth of $7,500,000. Borrowings of $4,755,000 were outstanding on the line of credit at December 31, 2005.

Birmingham Utilities' 2006 Capital Budget of $1,800,000 is two-tiered. The first tier, consisting of typical capital improvements made each year for services, hydrants and meters is budgeted for $600,000 and is expected to be financed primarily with internally generated funds.

The second tier of the 2006 Capital Budget consists of replacements and betterments, which are part of Birmingham Utilities' Long-Term Capital Improvement Program and includes $1,200,000 of budgeted plant additions. Plant additions from this part of the capital budget will be financed with internally generated funds and short-term borrowings. Second tier plant additions can be, and portions of it are expected to be, deferred to future years if funds are not available for their construction.

The Company believes that through the use of short-term borrowing and internally generated funds, it can generate sufficient capital to support its 5-year capital budget currently estimated at approximately $10,300,000. Internally generated funds in part are dependent on the extent of future rate relief. Future rate relief will be a necessary component in the process of funding this 5-year capital program.

The Company maintains a common stock Dividend Reinvestment Plan (the Plan) pursuant to which shareholders are entitled to purchase up to 140,000 new shares of the Company's common stock by applying to the purchase price of the new shares cash dividends which otherwise would be issued by the Company with respect to its existing common stock. The Plan provides that the purchase price for the new shares will be their fair market value at the time of the purchase. Dividends reinvested totaled $84,836 and $79,748 in 2005 and 2004, respectively. The Company purchases shares in the open market to satisfy its dividend reinvestment obligations.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
The Company does not utilize off-balance sheet arrangements and has no contractual obligations with any unconsolidated entities. The following table summarizes the Company's future contractual cash obligations as of December 31, 2005:

                                                Less than                              More than
                                    Total         1 year    1-3 years     4-5 years     5 years
                                 -----------    ---------   ----------   ----------   -----------
Debt obligations
  Series F Mortgage Bonds        $ 9,000,000                                          $ 9,000,000
  Interest on Series F
    Mortgage Bonds                 2,578,950      468,900      937,800      937,800       234,450
  Note Payable (1)                 4,755,000    4,755,000
Purchase Obligations
  Regional Water Authority         9,060,000      906,000    1,812,000    1,812,000     4,530,000
Other Obligations
  Capital Budget (2)               4,203,000      600,000    1,320,000    1,260,000     1,023,000
  Operating Lease                    197,750       56,500      113,000       28,250
  Defined Benefit Pension            125,000      125,000
Total                            $29,919,700   $6,911,400   $4,182,800   $4,038,050   $14,787,450

(1) Short-term borrowings at a variable interest rate
(2) Includes only Tier 1 additions


SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table provides information regarding our equity compensation plans as of December 31, 2005:

                                                                  Number of securities
                                                                  remaining available
                       Number of securities                           for future
                        to be issued upon      Weighted-average        issuance
                           exercise of        exercise price of      under equity
Plan Category          outstanding options   outstanding options   compensation plans
Equity compensation
plans approved by
security holders              62,500                 $14.73               73,000
Total                         62,500                 $14.73               73,000

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company has certain exposures to market risk related to changes in interest rates. The Company has an outstanding revolving credit agreement, under which there were borrowings of $4,755,000 at December 31, 2005. The revolving credit agreement bears interest at variable rates based on current LIBOR indices. The Company is not subject in any material respect to currency or other commodity risk.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
BIW Limited
Ansonia, Connecticut

We have audited the accompanying consolidated balance sheets of BIW Limited and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BIW Limited and subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

March 13, 2006
Shelton, Connecticut

CONSOLIDATED BALANCE SHEETS
                                                           December 31,
                                                       2005            2004
                                                   ------------    ------------
ASSETS
Utility plant                                      $ 38,736,311    $ 35,261,167
Accumulated depreciation                             (9,978,362)     (9,213,681)
                                                   ------------    ------------
                                                     28,757,949      26,047,486
                                                   ------------    ------------
Other property, net                                     529,837         419,700
                                                   ------------    ------------
Current assets:
  Accounts receivable, net of allowance
  for doubtful accounts (2005, $232,000;
  2004, $149,000)                                     1,193,815       1,338,362
 Accrued utility and other revenue                      552,125         560,563
 Materials and supplies                                 386,946         312,638
 Prepayments and other current assets                    44,821         195,329
                                                   ------------    ------------
Total current assets                                  2,177,707       2,406,892
                                                   ------------    ------------
Deferred charges                                        137,007         137,007
Unamortized debt expense                                333,444         391,932
Regulatory asset - income taxes recoverable             473,851         437,501
Other assets                                            332,225         387,725
                                                   ------------    ------------
                                                      1,276,527       1,354,165
                                                   ------------    ------------
                                                   $ 32,742,020    $ 30,228,243
                                                   ------------    ------------
SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity:
  Common stock, no par value; authorized
  5,000,000 shares:
     issued and outstanding (2005, 1,662,079
     shares; 2004, 1,657,542 shares)               $  2,987,704    $  2,975,972
   Retained earnings                                  8,740,825       9,211,403
                                                   ------------    ------------
                                                     11,728,529      12,187,375
                                                   ------------    ------------
 Long-term debt                                       9,000,000       9,000,000
                                                   ------------    ------------
 Current liabilities:
   Note payable                                       4,755,000       2,255,000
   Accounts payable and accrued liabilities             669,212         799,382
                                                   ------------    ------------
   Total current liabilities                          5,424,212       3,054,382
                                                   ------------    ------------
Customers' advances for construction                    438,631         491,950
Contributions in aid of construction                  3,101,165       2,803,914
Regulatory liability - income taxes refundable          119,340         126,913
Deferred income taxes                                 2,929,554       2,554,657
Deferred income on dispositions of land                     589           9,052
Commitments and contingent liabilities
(Note 15)
                                                   ------------    ------------
                                                      6,589,279       5,986,486
                                                   ------------    ------------
                                                   $ 32,742,020    $ 30,228,243
                                                   ------------    ------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                       December 31,
                                             2005          2004         2003
                                          ----------    ----------   ----------
Operating revenues:
  Residential and commercial              $5,380,969    $5,330,329   $4,154,641
  Industrial                                 117,786       201,687      134,290
  Fire protection                            954,694       952,472      799,079
  Public authorities                         117,619       108,662       91,674
  Other                                      275,106       275,075      245,828
  Service operations                       2,209,299     2,997,351      982,971
                                          ----------    ----------   ----------
                                           9,055,473     9,865,576    6,408,483
                                          ----------    ----------   ----------
Operating expenses:
  Operating expenses                       5,530,301     6,571,322    3,799,935
  Maintenance expenses                       393,761       463,295      312,134
  Depreciation                               887,916       749,114      630,462
  Taxes other than income taxes              743,805       618,752      438,126
  Taxes on income                            312,044       246,527      252,502
                                          ----------    ----------   ----------
                                           7,867,827     8,649,010    5,433,159
                                          ----------    ----------   ----------
                                           1,187,646     1,216,566      975,324
                                          ----------    ----------   ----------

Amortization of deferred income on
dispositions of land (net of income
taxes of $3,500 in 2005, $8,017 in
2004, and $75,769 in 2003)                     6,425        11,342      179,172
                                          ----------    ----------   ----------
Operating income                           1,194,071     1,227,908    1,154,496
                                          ----------    ----------   ----------
Allowance for funds used during
construction                                  84,668       120,279       80,807
Other income                                  61,923       205,267       17,749
Other expense                                   --         468,035         --
                                          ----------    ----------   ----------
Income before interest expense             1,340,662     1,085,419    1,253,052
Interest expense                             681,876       574,184      432,678
                                          ----------    ----------   ----------
Net income                                   658,786       511,235      820,374
Retained earnings, beginning of year       9,211,403     9,822,197    9,984,068
Dividends                                  1,129,364     1,122,029      982,245
                                          ----------    ----------   ----------
Retained earnings, end of year            $8,740,825    $9,211,403   $9,822,197

Earnings per share, basic                 $      .40    $      .31   $      .50
                                          ----------    ----------   ----------
Earnings per share, diluted               $      .39    $      .30   $      .49
                                          ----------    ----------   ----------
Dividends per share                       $      .68    $      .68   $      .60
                                          ----------    ----------   ----------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  Year Ended December 31,

                                                            2005            2004            2003
                                                        -----------     -----------     -----------
Cash flows from operating activities:
  Net income                                            $   658,786     $   511,235     $   820,374
  Adjustments to reconcile net income to net cash
     provided by operating activities:
        Depreciation and amortization                     1,033,593         889,942         700,011
        Amortization of deferred income                      (6,425)        (11,342)       (179,172)
        Deferred income taxes                               328,936         143,582         435,525
        Allowance for funds used during construction        (84,668)       (120,279)        (80,807)
  Change in assets and liabilities:
      (Increase) decrease in accounts receivable and
          accrued revenues                                  152,985        (420,380)       (172,078)
     (Increase) in materials and supplies                   (74,308)        (32,319)        (45,292)
      (Increase) decrease in prepayments and
          other current assets                              150,508         107,153        (286,376)
       Increase (decrease) in accounts payable
           and accrued liabilities                         (130,170)       (276,627)        244,829
                                                        -----------     -----------     -----------
Net cash provided by operating activities                 2,029,237         790,965       1,437,014
                                                        -----------     -----------     -----------
Cash flows from investing activities:
   Capital expenditures - utility plant                  (3,544,527)     (2,111,381)     (1,689,324)
   Capital expenditures - other property                   (125,932)        (31,022)         (7,178)
   Sales of utility plant                                    46,611          69,869          54,000
   Cash paid for acquisition                                   --          (335,217)     (4,315,856)
   Sale of investments                                         --              --           737,141
   Increase in deferred charges and other assets            (34,332)       (334,231)       (521,895)
   Customer advances                                        243,932         337,663         162,901
                                                        -----------     -----------     -----------
Net cash used in investing activities                    (3,414,248)     (2,404,319)     (5,580,211)
                                                        -----------     -----------     -----------
Cash flows from financing activities:
   Proceeds from long-term debt                                --         9,000,000            --
   Repayment of long-term debt                                 --        (4,042,000)        (94,000)
   Borrowings under line of credit                        2,500,000            --         4,705,000
   Repayments on line of credit                                --        (2,450,000)           --
   Exercise of stock options                                 14,375          78,765            --
   Dividends paid                                        (1,129,364)     (1,122,029)       (982,245)
                                                        -----------     -----------     -----------
Net cash provided by financing activities                 1,385,011       1,464,736       3,628,755
                                                        -----------     -----------     -----------
Net decrease in cash and cash equivalents                      --          (148,618)       (514,442)
Cash and cash equivalents, beginning of year                   --           148,618         663,060
                                                        -----------     -----------     -----------
Cash and cash equivalents, end of year                  $      --       $      --       $   148,618
                                                        -----------     -----------     -----------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1
DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES

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

Depreciation
For financial statement purposes, Birmingham Utilities provides for depreciation using the straight-line method, at rates approved by the DPUC. The rates used are intended to distribute the cost of depreciable properties over their estimated service lives. For income tax purposes, BUI provides for depreciation utilizing straight-line and accelerated methods. The overall depreciation rates were 2.3% for 2005, 2.1% for 2004, and 2.3% for 2003.

Other Property
Other property is stated at cost and consists of property and equipment of H2O Services, the Company's non-regulated subsidiary. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets.

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

H2O Services bills customers and recognizes revenue from its construction projects monthly as the services are provided. These projects are short-term in nature, typically requiring less than one month to complete.

H2O Services bills customers and recognizes revenue from its routine maintenance and water testing services monthly as the services are provided. Repairs are not included in these services and are performed on an as needed basis for an additional charge based upon the specific nature of the necessary repair.

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

Fair Value of Financial Instruments
The carrying amount of cash and cash equivalents, trade accounts receivable, and trade accounts payable approximates their fair values due to their short-term nature. The carrying amount of the note payable approximates fair value based on market conditions for debt of similar terms and maturity. The fair value of long-term debt is estimated by discounting the future cash flows using current borrowing rates for similar types and maturity of debt. The estimated fair value of Birmingham Utilities' long-term debt at December 31, 2005 was approximately $8,212,000.

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

In addition, the Company is required to record an additional deferred tax liability for temporary differences not previously recognized. This additional deferred tax liability totaled $354,500 at December 31, 2005 and $310,600 at December 31, 2004. Management believes that these deferred taxes will be recovered through the ratemaking process. Accordingly, the Company has recorded an offsetting regulatory asset and regulatory liability.

Stock Based Compensation
The Company applies Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123) to account for its stock option plans. As permitted by SFAS 123, the Company has chosen to continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and, accordingly, no compensation cost has been recognized for stock options in the financial statement. The Company will adopt SFAS 123R in the first quarter of 2006. Based on current employee stock options outstanding, management estimates that adoption of SFAS 123R will result in compensation expense related to employee stock options of approximately $22,000 in 2006.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123:

                                                 2005        2004        2003
                                               --------    --------    --------
Net income:                    As reported     $658,786    $511,235    $820,374
                Pro forma                      $621,561    $472,403    $774,834

Earnings per share, basic:     As reported       $ .40       $ .31       $ .50
                Pro forma                        $ .37       $ .29       $ .47

Earnings per share, diluted:   As reported       $ .39       $ .30       $ .49
                Pro forma                        $ .37       $ .28       $ .46

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

NOTE 2
ACQUISITION
On October 31, 2003, Birmingham Utilities purchased from AquaAmerica, formerly the Philadelphia Suburban Corporation (PSC), for $4,651,000 all of the issued and outstanding shares of common stock of Eastern Connecticut Regional Water Company, Inc., and H2O Services purchased certain non-regulated assets consisting largely of operating maintenance agreements with various unregulated water supply systems located in eastern Connecticut and Rhodes Pump Service, Inc. located in Guilford, Connecticut. The purchase price was initially funded through borrowings on BUI's existing line of credit and then refinanced through the issuance of long-term debt in April 2004.

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

NOTE 3
UTILITY PLANT
                                                           December 31,
                                                       2005            2004
                                                   -----------     -----------
Pumping, treatment and distribution                $30,471,044     $27,841,087
Source of supply                                     4,235,169       3,805,160
General plant                                        3,610,710       3,293,588
Organization                                            41,510          30,219
                                                    38,358,433      34,970,054
Construction in process                                377,878         291,113
                                                   $38,736,311     $35,261,167

NOTE 4
OTHER ASSETS
                                               December 31,        Regulatory
                                            2005         2004    Recovery Period
                                          --------     --------  ---------------
Regulatory assets:
     Deferred post retirement benefits    $128,189     $144,725      10 Years
     Various deferred costs and charges    153,818      154,921     3-15 Years
Non-regulatory assets:
     Various deferred costs and charges     50,218       88,079
                                          $332,225     $387,725

NOTE 5
NOTE PAYABLE
Note Payable consists of a $7,000,000 unsecured line of credit expiring in April 2006. During the revolving period, Birmingham Utilities can choose between variable rate options of 30, 60, 90 or 180-day LIBOR plus 100 basis points or prime. BUI is required to pay interest only during the revolving period. The principal is payable in full at maturity. The line of credit requires the maintenance of certain financial ratios and net worth of $7,500,000. Borrowings of $4,755,000 were outstanding on the line of credit at December 31, 2005.

NOTE 6
LONG-TERM DEBT
                                               December 31,
                                            2005         2004
                                         ----------   ----------
First mortgage bonds, Series F. 5.21%,   $9,000,000   $9,000,000
     due April 15, 2011

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

The Mortgage Indenture limits the issuing of additional First Mortgage Bonds and the payment of dividends. Under the dividend limitation, approximately $7,100,000 was available to pay dividends at December 31, 2005 after the quarterly dividend payment made on that date. It does not, however, restrict the issuance of either long-term or short-term debt, which is either unsecured or secured with liens subject to the lien of the Mortgage Indenture.

NOTE 7
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                               December 31,
                                            2005         2004
                                         ---------    ---------
Accounts payable                         $ 367,541    $ 487,054
Accrued liabilities:
            Interest                        79,453       79,453
            Taxes                           83,729        9,468
            Pension                        133,215      165,468
            Other                            5,274       57,939
                                         $ 669,212    $ 799,382
NOTE 8
TAXES OTHER THAN INCOME TAXES

                                                     December 31,
                                            2005         2004         2003
                                         ---------    ---------    ---------
   Municipal                             $ 524,700    $ 441,373    $ 302,972
   Payroll                                 219,105      177,379      135,154
                                         $ 743,805    $ 618,752    $ 438,126

NOTE 9
INCOME TAXES
The provisions for taxes on income for the years ended December 31, 2005, 2004 and 2003 consist of:

                                            2005         2004         2003
                                         ---------    ---------    ---------
Current:
  Federal                                $    --      $    --      $(220,000)
  State                                     11,700       69,246       52,677

Deferred:
  Federal:
      Accelerated depreciation              85,184      723,981      434,525
      Operating loss carryforward          229,860     (532,000)        --
      Income on land disposition             3,327        7,620       72,019
      Investment tax credit                (14,700)     (14,700)     (14,700)

  State                                        173          397        3,750

                                         $ 315,544    $ 254,544    $ 328,271



State deferred income taxes relate solely to timing differences in the recognition of income related to land dispositions.

A reconciliation of the income tax expense at the federal statutory tax rate of 34 percent to the effective rate follows:

                                                         2005         2004         2003
                                                      ---------    ---------    ---------
   Federal income tax at statutory rates              $ 331,272    $ 260,365    $ 390,542
   Increase (decrease) resulting from:
      State income tax, net of federal benefit            7,836       45,964       37,242
      Rate case expense                                   6,225       14,565      (28,610)
      Pension expense                                     3,088        5,031      (34,159)
      Other, net                                        (18,177)     (56,681)     (22,044)
      Investment tax credit                             (14,700)     (14,700)     (14,700)
   Total provision for income taxes                     315,544      254,544      328,271
   Taxes related to land dispositions                    (3,500)      (8,017)     (75,769)
   Operating provision for taxes                      $ 312,044    $ 246,527    $ 252,502

Deferred tax liabilities (assets) were comprised of the following:

                                                         2005         2004
                                                     ----------   ----------
   Depreciation                                      $3,489,598   $3,352,772
   Investment tax credits                               231,661      246,361
   Other                                                220,758      220,492
   Gross deferred tax liabilities                     3,942,017    3,819,625
   Land sales                                        (2,221,707)  (2,252,506)
   Operating loss carryforward                         (335,840)    (565,700)
   Other                                               (174,655)    (193,801)
   Gross deferred tax assets                         (2,732,202)  (3,012,007)
   Valuation allowance                                1,719,739    1,747,039
   Net deferred tax assets                           (1,012,463)  (1,264,968)
   Total deferred income taxes                       $2,929,554   $2,554,657

At December 31, 2005, the Company had approximately $987,000 of net operating loss carryforwards to offset federal taxable income through 2024.

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

NOTE 10
RELATED PARTY TRANSACTIONS
The Company has paid legal and consulting fees to firms whose partners are directors and shareholders of the Company. During the years ended December 31, 2005, 2004 and 2003, fees paid amounted to $4,505, $4,663, and $8,445, respectively.

NOTE 11
ALLOWANCE FOR DOUBTFUL ACCOUNTS
The Company continuously monitors the creditworthiness of its customers and has established an allowance for amounts that may be uncollectible in the future based on current economic conditions, historical payment and bad debt write-off experience, and any specific customer related collection issues.

Allowance for doubtful accounts includes the following components:

                                                          December 31,

                                                   2005       2004       2003
                                                 --------   --------   --------
   Allowance for doubtful accounts, beginning    $149,000   $ 87,000   $ 40,000
   Provision                                       93,431     93,353     71,420
   Recoveries                                       2,434      1,334      2,268
   Charge-offs                                   (12,865)   (32,687)    (26,688)
   Allowance for doubtful accounts, ending       $232,000   $149,000   $ 87,000

NOTE 12
EMPLOYEE BENEFITS
The Company has a 401(k) Plan. Employees are allowed to contribute a percentage of salary, based on certain parameters. The Company matches 100% of employee contributions up to 6% of total compensation. Company matching contributions to the 401(k) Plan were $121,024, $114,140 and $66,213, in 2005, 2004 and 2003, respectively.

The employment contract of the Company's former President required accounting for benefits payable in accordance with SFAS 106. The accumulated present value of future benefits was recognized during his term of service to the Company, which ended on October 1, 1998. The liability recorded at December 31, 2005 and 2004 was $95,824 and $106,165, respectively. At December 31, 2005, an amount of $128,189 has been included in other assets relating to a regulatory asset for costs that were approved in the Company's rate case. This amount will be paid out to the former president's surviving spouse.

The Company has a noncontributory defined benefit plan that covers employees of Birmingham Utilities, excluding Eastern Division and H2O Services employees. The benefits are primarily based on years of service and the employee's compensation. Pension expense includes the amortization of a net transition obligation over a 23-year period. The Company's funding policy is to make annual contributions in an amount that approximates what was allowed for ratemaking purposes consistent with ERISA funding requirements. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The expected pension contribution for 2006, based upon 2005 market performance and current conditions, is estimated by management to be $125,000.

In addition, the Company provides certain health care and life insurance benefits for retired employees of Birmingham Utilities and their spouses, excluding Eastern Division and H2O Services employees. Generally, the plan provides for Medicare wrap-around coverage plus life insurance based on a percentage of each participant's final salary. Substantially all of BUI's employees may become eligible for these benefits if they reach retirement age while working for the Company. The Company's obligation for postretirement benefits must be fully accrued by the date that the employee attains full eligibility for benefits. The Company has elected to recognize the unfunded accumulated postretirement benefit obligation over 20 years. The Company's funding policy is to contribute amounts annually to a benefit trust and pay directly all current retiree premiums. The Company has established tax effective funding vehicles for such retirement benefits in the form of a qualified Voluntary Employee Beneficiary Association (VEBA) trust. The Company funded the VEBA trust with tax deductible contributions of $25,000 in 2005, 2004, and 2003.

The Company uses a January 1 measurement date for its defined benefit and postretirement medical benefit plans.

Benefit Obligations and Funded Status
The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans.

                                                                                 Other
                                                Pension Benefits        Postretirement Benefits
                                               2005          2004          2005          2004
                                           -----------   -----------   -----------   -----------
Change in Benefit Obligation:
   Benefit obligation, beginning of year   $ 1,349,283   $ 1,291,199   $   594,376   $   561,422
   Service cost                                 67,194        58,032        28,625        27,414
   Interest cost                               107,628        97,145        41,255        37,833
   Actuarial loss (gain)                        11,732       (58,071)        8,097        (9,604)
   Benefits paid                               (31,333)      (39,022)      (26,228)      (22,689)
   Benefit obligation, end of year         $ 1,504,504   $ 1,349,283   $   646,125   $   594,376

Change in Plan Assets:
  Fair value, beginning of year                937,321       806,085       522,938       460,731
  Actual return on plan assets                  76,163        70,258        40,872        37,207
  Employer contribution                        136,500       100,000        25,000        25,000
  Benefits paid                                (31,333)      (39,022)         --            --
  Fair value, end of year                    1,118,651       937,321       588,810       522,938
Funded Status                                 (385,853)     (411,962)      (57,315)      (71,438)
Unrecognized net actuarial gain (loss)         211,811       204,331       (69,251)      (79,871)
Unrecognized transition obligation              35,229        41,101       177,646       203,024
Unrecognized prior service cost                 70,396        75,566          --            --
Prepaid (accrued) benefit cost             $   (68,417)  $   (90,964)  $    51,080   $    51,715


At December 31, 2005 the defined benefit pension plan had plan assets in excess of the accumulated benefit obligation as summarized in the following table:

     Projected benefit obligation             $1,504,504
     Accumulated benefit obligation           $1,063,994
     Fair value of plan assets                $1,118,651

Net Periodic Benefit Cost
Net periodic pension and other postretirement benefit costs recognized in the Consolidated Statements of Income include the following components:

                                                Pension Benefits             Other Postretirement Benefits

                                          2005        2004        2003        2005        2004        2003
                                       ---------   ---------   ---------   ---------   ---------   ---------
Service cost                           $  67,194   $  58,032   $  59,517   $  28,625   $  27,414   $  27,818
Interest cost                            107,628      97,145      92,630      41,255      37,833      35,947
Expected return on plan assets           (76,918)    (68,133)    (63,291)    (42,015)    (37,025)    (29,096)
Amortization of unrecognized
   transition obligation                   5,872       5,872       5,872      25,378      25,378      25,378
Amortization of unrecognized
   prior service cost                      5,170       5,170       5,170        --          --          --
Recognized net actuarial loss (gain)       5,007       5,122       5,243      (1,141)     (2,754)       --
   Net periodic benefit cost           $ 113,953   $ 103,208   $ 105,141   $  52,102   $  50,846   $  60,047


Assumptions
Weighted average assumptions used are as follows:

                                                                 Other
                                    Pension Benefits    Postretirement Benefits
                                   2005   2004   2003      2005   2004   2003
                                   ----   ----   ----      ----   ----   ----
Discount rate                       8%     8%     8%        7%     7%     7%
Expected return on plan assets      8%     8%     8%        8%     8%     8%
Rate of compensation increase       4%     4%     5%        --     --     --

To determine the expected return on plan assets, the Company first examined actual historical rates of return for the various asset classes. The Company then determined a long-term projected return on plan assets based on expected returns over the next five to 10 years.

The Company's defined benefit plan provides a retirement benefit based on 1.3% of average monthly compensation multiplied by the number of years of service.

For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005 and was assumed to remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                1-Percentage    1-Percentage
                                               Point Increase  Point Decrease
                                               --------------  --------------
Effect on total of service and interest cost      $12,013        $(10,516)
Effect on postretirement benefit obligation       $84,298        $(78,002)

Plan Assets
The following table sets forth the weighted average asset allocations for the Company's pension plan assets:

                         Defined Benefit Plan    Welfare Benefit VEBA Trust
                           2005        2004         2005            2004
                           ----        ----         ----            ----
Equity Securities           69%         66%          67%             67%
Debt Securities             29%         30%          32%             32%
Cash                         2%          4%           1%              1%
                           100%        100%         100%            100%

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

Estimated Future Benefits Payments
The following benefit payments are expected to be paid:

                                     Pension Benefits
                                     ----------------
     2006                                $ 31,095
     2007                                  30,140
     2008                                  29,128
     2009                                  28,058
     2010                                  26,934
     2011-2015                           $326,205


NOTE 13
OTHER EXPENSE
Other expense represents non-recurring expenses incurred primarily in the fourth quarter of 2004. Expenses totaling $405,613 were related to the exploration of strategic initiatives that were not consummated. The remaining balance of $62,422 is expense associated with the proposed acquisition of the NY operations from PSC that was terminated in January 2005 (See Note 21).


NOTE 14
EARNINGS PER SHARE SUPPLEMENTAL INFORMATION
The following table summarizes the number of common shares used in the calculation of earnings per share:


                                               2005        2004        2003
                                            ---------   ---------   ---------
Weighted average shares outstanding
  for earnings per share, basic             1,660,407   1,647,303   1,637,076

Incremental shares from assumed
  conversion of stock options                  16,220      26,894      31,822

Weighted average shares outstanding
  for earnings per share, diluted           1,676,627   1,674,197   1,668,898


NOTE 15
COMMITMENTS AND CONTINGENT LIABILITIES
Management Agreement
Birmingham Utilities maintains an agreement with the City of Derby (the City), pursuant to which BUI manages the water system owned by the City. BUI is responsible for costs of maintenance and improvements. Amounts collected from customers, net of expenses, are retained by BUI.

Capital Budget
Management has budgeted $1,800,000 for capital expenditures in 2006, $600,000 of which is expected to be necessary to meet its service obligations for the coming year.

Purchase Commitment
Birmingham Utilities has an agreement with South Central Connecticut Regional Water Authority (Authority) to purchase water. This agreement provides for a minimum purchase of 600 million gallons of water annually. Charges to expense were $740,747, $699,138 and $699,952, for the years 2005, 2004 and 2003, respectively. The purchase price is based on the Authority's wholesale rate. At December 31, 2005, this rate was $1,510 per million gallons. This agreement expires December 31, 2015 but provides for two ten-year extensions at BUI's option.

Operating Lease
H2O Services leases its operating facility in Glastonbury under a non-cancelable operating lease expiring in June 2009. The lease requires monthly rental payments of $4,700. In addition, the lease provides for annual increases based on the Consumer Price Index and H2O Services is obligated to pay its pro rata share of operating costs, as defined.

NOTE 16
EQUITY
Common Stock
                                                      Number
                                                    of Shares       Amount
                                                    ---------     ----------
Balance, January 1, 2004                            1,637,076     $2,900,913
Stock issued through Key Employee and
   Non-Employee Director Stock Option Plans            20,466         78,765
Amortization of stock plan costs                          --          (3,706)
Balance, December 31, 2004                          1,657,542     $2,975,972
Stock issued through Key Employee and
   Non-Employee Director Stock Option Plans             4,537         14,375
Amortization of stock plan costs                          --          (2,643)
Balance, December 31, 2005                          1,662,079     $2,987,704


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

The following table summarizes the transactions with respect to the Company's stock option plans for the three years ended December 31, 2005:

                                           Granted              Exercisable
                                                Weighted                Weighted
                                                Average                 Average
                                      Number    Exercise     Number     Exercise
                                    of Shares    Price      of Shares   Price
                                    ---------   --------    ---------   --------
Outstanding at January 1, 2003        78,918     $10.91      62,668       $9.45
            Granted                    7,500      18.08

Outstanding at December 31, 2003      86,418     $11.53      72,668      $10.37
            Granted                    5,000      19.23
            Exercised                (24,178)      6.50

Outstanding at December 31, 2004      67,240     $13.92      58,490      $13.19
            Granted                    2,500      19.90
            Exercised                 (7,240)      8.94

Outstanding at December 31, 2005      62,500     $14.73      57,500      $14.74


The fair value of each option grant is established on the date of grant using the Black-Scholes option pricing model, consistent with the method stipulated by

SFAS 123. The fair value per option was estimated using the following assumptions:

                                         2005        2004        2003
                                       --------    --------    --------
Expected option term                   10 years    10 years    10 years
Risk-free interest rate                   4.3%        4.6%        4.4%
Expected dividend yield                   3.5%        3.5%        3.3%
Expected volatility factor               33.0%       34.1%       35.5%
Fair value per option                    $5.89       $5.98       $5.98

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

NOTE 17
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION AND NON-CASH FINANCING
ACTIVITIES
Cash paid for interest for the years ended 2005, 2004, and 2003 was $629,299, $569,786 and $415,453, respectively.

Cash paid for income taxes for the years ended 2005, 2004 and 2003 was $22,020, $30,013 and $40,926, respectively.

Birmingham Utilities receives contributions of utility plant from developers. These contributions are reported in utility plant and in customers' advances for construction. The contributions are deducted from construction expenditures to determine cash expenditures by BUI.

                                                      December 31,
                                             2005         2004         2003
                                          ----------   ----------   ----------
Gross plant additions                     $3,544,527   $2,111,381   $1,689,324
Customers' advances for construction        (243,932)    (337,663)    (162,901)
                                          $3,300,595   $1,773,718   $1,526,423
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

Financial data for reportable segments follows:

                       Operating     Operating                    Taxes on     Interest       Net           Total        Deferred
                        Revenues     Expenses    Depreciation      Income       Expense       Income        Assets     Tax Liability
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------  -------------
For the year ended
December 31, 2005
Birmingham Utilities  $ 6,846,174   $ 3,711,731   $   872,121   $   203,956   $   650,705   $   466,543   $31,124,117   $ 2,929,554

H2O Services          $ 2,209,299   $ 1,818,570   $    15,795   $   108,088        31,171   $   192,243     1,617,903

  Total Consolidated  $ 9,055,473   $ 5,530,301   $   887,916   $   312,044   $   681,876   $   658,786   $32,742,020   $ 2,929,554


For the year ended
December 31, 2004

Birmingham Utilities  $ 6,868,225   $ 4,149,787   $   749,114   $    58,940   $   553,072   $   144,118   $26,422,560   $ 2,554,657

H2O Services            2,997,351     2,421,535          --         187,587        21,112       367,117     3,805,683

  Total Consolidated  $ 9,865,576   $ 6,571,322   $   749,114   $   246,527   $   574,184   $   511,235   $30,228,243   $ 2,554,657


For the year ended
December 31, 2003

Birmingham Utilities  $ 5,425,512   $ 3,071,088   $   630,462   $   162,902   $   432,678   $   670,946   $26,873,658   $ 2,397,034

H2O Services              982,971       728,847          --          89,600       149,428     1,525,811
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------  -------------
  Total Consolidated  $ 6,408,483   $ 3,799,935   $   630,462   $   252,502   $   432,678   $   820,374   $28,399,469   $ 2,397,034

NOTE 19
QUARTERLY FINANCIAL DATA
(Unaudited)

                       Operating     Operating       Net      Earnings Per Share
                       Revenues       Income     Income(loss)   Basic   Diluted
                       ----------   ----------    ---------     -----   -------
2005 First Quarter     $1,968,436   $  174,108    $  54,193     $ .03    $ .03
     Second Quarter     2,589,002      536,708      377,736     $ .23    $ .23
     Third Quarter      2,343,862      404,418      304,004     $ .18    $ .18
     Fourth Quarter     2,154,173       78,837     (77,147)     $(.04)   $(.05)
                       ----------   ----------    ---------     -----   -------
            Total      $9,055,473   $1,194,071    $ 658,786     $ .40    $ .39

2004 First Quarter     $2,111,457   $  270,535    $ 201,885     $ .12    $ .12
     Second Quarter     2,426,300      324,626      238,742     $ .15    $ .14
     Third Quarter      2,704,104      354,971      265,272     $ .16    $ .16
     Fourth Quarter     2,623,715      277,776     (194,664)    $(.12)   $(.12)
                       ----------   ----------    ---------     -----   -------
            Total      $9,865,576   $1,227,908    $ 511,235     $ .31    $ .30


NOTE 20
WATER SERVICE RATE INCREASE
In October 2005, the Ansonia Division of Birmingham Utilities filed an application with the DPUC for a 4.4%, $258,655 water service rate increase to account specifically for increases in purchased water costs and property taxes. This limited rate filing is allowed under Section 16-32c of the Connecticut General Statutes. The DPUC granted the Company's request in its entirety in January 2006.

In August 2003, the DPUC granted Birmingham Utilities a 27.74 percent water service rate increase designed to provide a $1,264,178 annual increase in revenues and a 10.5 percent return on common equity. This rate increase does not apply to the Eastern Division.

NOTE 21
TERMINATION OF PURCHASE AGREEMENT
In May 2003, Birmingham Utilities entered into a Purchase Agreement with PSC to purchase all of the issued and outstanding shares of common stock of five small regulated water companies located in eastern New York. The purchase price for the New York operations was expected to be $1,000,000 subject to certain adjustments based on changes in rate base and working capital. These adjustments would not have increased the purchase price by more than $450,000. Applications for regulatory approval were filed with the New York State Public Service Commission (NY Commission) in July 2003. A decision was expected in 2004. During the regulatory approval process, it became apparent that significant capital costs would be required upon completion of the transaction. In January 2005, Birmingham Utilities and PSC, citing continued delays on the part of the NY Commission, mutually agreed that they no longer wished to pursue this transaction.

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

Emergency Supply
Beaver Brook Reservoir System - 2.1 MGD surface water supply.

Customer Base and Demand
11,459 customers, 97% residential and commercial Water delivered in 2005 - 1.24 Billion Gallons Average daily demand - 3.39 MGD.
Maximum daily demand in 2005 - 4.37 MGD. Total safe daily yield - 8.0 MGD.

Workforce
On March 1, 2006, the Company maintained a workforce of 43 full-time and 3 part-time employees, none of whom are affiliated with any union.

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


SHAREHOLDER INFORMATION

Independent Registered Public Accounting Firm
Dworken, Hillman, LaMorte & Sterczala, P.C.
Shelton, Connecticut

General Counsel
Wiggin and Dana LLP
New Haven, Connecticut

Registrar and Transfer Agent
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10007

Stock Market Listing: AMEX
Under the Symbol: BIW
Website
www.buiweb.com
--------------

MARKET INFORMATION
Market For the Company's Common Stock and Related Security Holder Matters

As of December 31, 2005, there were approximately 410 record holders of the Company's common stock. Approximately 64% of the Company's stock is held in "nominee" or "street" name. The Company's common stock trades on the American Stock Exchange under the symbol "BIW". The following table sets forth the dividend record for the Company's common stock and the range of bid prices for the last two calendar years. The stock prices are based upon American Stock Exchange records provided to the Company. The prices given are retail prices. Birmingham Utilities' Mortgage Bond Indenture under which its First Mortgage Bonds are issued contains provisions that limit the dividends BUI may pay under certain circumstances.

                                     High         Low         Dividend Paid
2005                                ------      ------        -------------
First Quarter                       $20.58      $18.80             $.17
Second Quarter                       20.65       17.70              .17
Third Quarter                        20.05       18.72              .17
Fourth Quarter                       19.70       17.55              .17

                                     High        Low          Dividend Paid
2004                                ------      ------        -------------
First Quarter                       $21.85      $18.90             $.17
Second Quarter                       20.25       18.75              .17
Third Quarter                        20.10       17.70              .17
Fourth Quarter                       19.65       18.43              .17

On written request, the Company will furnish to any shareholder a copy of its most recent annual report to the Securities and Exchange Commission on Form 10K, without charge, including the financial statements and schedules thereto. Such requests should be addressed to Henrietta Vitale, Secretary, BIW Limited, P.O. Box 426, Ansonia, CT 06401-0426 or e-mail: hvitale@buwater.com. All Securities and Exchange Commission filings are also available on our website www.buiweb.com.
---------------

BIW Limited
230 Beaver Street
PO Box 426
Ansonia, CT 06401-0426
203 735.1888