Form 10-K, Exhibit 13
period 2006-12-31
BIW LTD
filed 2007-03-30
CIK 1169237

EXHIBIT 13
                                                                      ----------









                                   BIW LIMITED
                               2006 Annual Report

COMPANY PROFILE

BIW Limited (BIW or the Company), formed in 2002, is the parent company of Birmingham Utilities, Inc. (BUI or Birmingham Utilities), founded in 1859, and Birmingham H2O Services, Inc. (H2O Services), established in 2002.

Birmingham Utilities, a regulated public water service company, collects and distributes water for domestic, commercial and industrial uses and fire protection in the Naugatuck Valley towns of Ansonia, Derby and small parts of Seymour, Connecticut. The Company refers to this operation as its Ansonia Division. Water service is also provided for domestic and commercial use in 33 satellite water operations in 16 towns in eastern Connecticut, which form BUI's Eastern Division. This division, which was acquired in 2003, was the former Eastern Connecticut Regional Water Company, Inc. Both the Ansonia Division and the Eastern Division were combined in 2006 for ratemaking purposes as a result of a rate decision issued by the Connecticut Department of Public Utility Control (DPUC).

H2O Services, the Company's non-regulated subsidiary, offers a consumer protection program for residential service lines and provides water related services to other water utilities, municipalities, contractors and individuals throughout Connecticut. H2O Services operates from both the Ansonia and Eastern Divisions as well as from another location in Guilford, CT. Non-regulated operations from the Ansonia Division principally relate to construction activities including the installation of water mains, services and other water related infrastructure. Non-regulated operations at the Eastern Division principally relate to the operation of other water systems not owned by the Company through contract operations. Non-regulated operations from our Guilford, CT location relate to a residential pump and filter services business.

FINANCIAL HIGHLIGHTS

The financial highlights set forth below should be read together with, and are qualified by reference to, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and our audited consolidated financial statements and accompanying notes included elsewhere in this annual report.

(000's omitted except for per share data)      2006       2005       2004       2003       2002
------------------------------------------------------------------------------------------------
Operating Revenues                          $  9,256   $  9,055   $  9,866   $  6,408   $  4,836
Income before Interest Expense                 1,548      1,341      1,085      1,253        978
Income from Land Dispositions                     --         --         --         --        261
Net Income                                       649        659        511        820        817
Earnings Per Share - Basic                       .39        .40        .31        .50        .50
Earnings Per Share - Diluted                     .39        .39        .30        .49        .49
Cash Dividends Declared (per share)              .68        .68        .68        .60        .60
Total Assets                                  36,487     32,742     30,228     28,399     22,321
Long-Term Debt                                 9,000      9,000      9,000      3,948      4,042
Short-Term Debt                                7,330      4,755      2,255      4,799         94
Shareholders' Equity                          11,395     11,729     12,187     12,723     12,889

WE ENTER 2007 WITH A STRENGTHENED REVENUE AND EARNINGS BASE REALIZED FROM OUR 2006 RATE DECISION FOR BIRMINGHAM UTILITIES.
We believe the larger base and combined operations for our utility divisions will increase shareholder value of your Company.

CORPORATE STRUCTURE 2006

BIW LIMITED
Parent Company


BIRMINGHAM UTILITIES
Regulated


EASTERN DIVISION
33 Systems in Eastern Connecticut


ANSONIA DIVISION
Ansonia, Derby, and Seymour, Connecticut


BIRMINGHAM H20 SERVICES
Non-regulated


RHODES PUMP SERVICE

CONTRACT OPERATIONS
(Eastern)


CONTRACT OPERATIONS
(Ansonia)

TO OUR SHAREHOLDERS

In last year's Annual Report, we reported to you that your Company would request rate relief with the Connecticut Department of Public Utility Control (DPUC) in 2006 for both the Ansonia and Eastern division regulated operations. I am pleased to report that we did file for rate relief and received a favorable decision from the DPUC in a challenging regulatory environment. Your Company was granted a rate increase intended to result in a $1,200,000 (or 16.2%) overall increase in water revenues. The DPUC also allowed the regulated operations in the Ansonia and Eastern divisions to be combined for regulatory purposes. Regulated operating revenues will now approximate $8,400,000 per year. In its decision, the DPUC allowed a rate base valuation of $22,800,000, accepting nearly all capital additions made in Ansonia since 2003 and at the Eastern division subsequent to the acquisition in late 2003 through 2006. This is significant as this is the new base of allowed utility operating income. The rate base valuation of $22,800,000 is now 71% greater than the rate base value of $13,300,000 in 2003 (prior to the acquisition of the Eastern division), and 181% greater than the rate base value of $8,100,000 in 1998. Beginning on November 27, 2006, the date of the final decision, our rates were set on the basis of an overall ratemaking weighted rate of return on the new rate base of 7.99%. This includes a ratemaking cost of equity of 10.2%. Since the rate decision did not go into effect until late in the year there is little effect from the rate decision on earnings in 2006; however, we enter 2007 with a strengthened revenue base. The rate decision also allows your Company to recover operating expenses, property taxes, and depreciation expense, which have increased significantly since the Ansonia division's last general rate decision in 2003 and the Eastern division's last general rate decision in 1997. Since the adjudication of those two rate decisions, the expense items noted at both divisions recoverable for ratemaking have outpaced revenue growth by $772,000. These costs are now included in the determination of rates as a result of the 2006 rate decision.

In 2006, consolidated net income of BIW Limited was $649,000, compared to $659,000 in 2005, and $511,000 in 2004. Earnings per basic share were $.39 in 2006, compared to $.40 per basic share in 2005, and $.31 per basic share in 2004.

Earnings of the regulated operations declined to $385,000 in 2006 from $467,000 in 2005 while earnings of H2O Services increased to $264,000 in 2006 from $192,000 in 2005. Management believes that our regulated business will emerge from three years of disappointing financial results, while our non-regulated H2O Services will continue to deliver strong results. Since 2002, when H2O Services was formed, it has contributed net income totaling $1,051,000. We believe that the consolidation of the regulated Ansonia operation with the Eastern regulated operation for regulatory purposes as approved in the rate decision, will be beneficial to your Company and to our customers as well.

While growth rates in the Valley towns of Ansonia and Derby have been low, we continue to see a larger base of customer growth and development in our Eastern Connecticut service territory. A larger customer base that has the potential to grow further will assist in allocating the fixed costs of your Company's regulated operations over a larger customer population over time. Our strategy for 2007 and beyond is to manage our regulated capital expenditures and to find ways to streamline our operations where possible, and to file timely rate applications.

In 2006, we reduced the employee count from 2005 levels and have utilized our talented workforce between our divisions in an effort to reduce both operating and capital expenditures and to stay in line with the allowed amount of operating expenses granted in our rate decision.

2 BIW LIMITED 2006 ANNUAL REPORT

Success in our non-regulated business is an important factor in seeking to produce profitable and sustainable growth for your Company. We will continue to look for business opportunities where there is modest risk and relatively small requirements of additional capital. In our Ansonia division, we continue to concentrate on construction activities principally relating to the installation of water mains and services as we have significant operational expertise for these types of construction projects. We are committed to working with municipalities, developers and industry to pursue opportunities for profitable growth. We also continue to offer our service line program, "Linebacker" to residential customers in our Ansonia division. In our Eastern division, our non-regulated business is centered on providing contract operations to small water systems throughout the eastern portion of Connecticut. As regulatory requirements increase, many of these systems, which are typically owned by an association or an individual, are seeking professional water operators who have the expertise to find solutions for the problems that exist with these small water systems. Your Company currently has over 50 operating contracts with such small systems. Contract operations not only provide a steady monthly flow of income, but also offer the opportunity to provide additional services that are over and above the contract amount.

Over the last three years, your Company has invested a great deal in capital improvements at both our regulated Ansonia and Eastern divisions, most of which is now included in our rate base. To fund these projects, we borrowed those funds utilizing our short-term line of credit. Our long-term goal is to achieve a capital structure of 50% equity and 50% debt, which is a water industry norm. In order to achieve and maintain this ratio, your Company is likely to explore the opportunity to issue new equity in 2007. The funds from any equity offering would be used to repay short-term debt, and would also increase the equity ratio and book value of your Company.

Beginning in 2007, your Board of Directors has decided to hold the annual meeting of stockholders in September. The later date will better allow your Company to report at the annual meeting on developments of the current year and to reflect on the progress made in the prior year. The date of the meeting will be September 26, 2007.

It is with sincere gratitude that we thank all employees for their efforts and support in 2006. With the rate case now behind us, we look forward to a successful 2007 for both our regulated and non-regulated operations.

Sincerely,

/S/ BETSY HENLEY-COHN
BETSY HENLEY-COHN
Chairwoman

/S/ JOHN S. TOMAC
JOHN S. TOMAC
President and Treasurer

                                                BIW LIMITED 2006 ANNUAL REPORT 3

BIW CONTRIBUTORS

BOARD OF DIRECTORS

BETSY HENLEY-COHN (2)
Chairwoman of the Board of Directors of the Company
Chairman and Treasurer, Joseph Cohn & Sons, Inc.
Director, UIL Holdings Corporation
Director, Aristotle Corp. (1995-2002);
Director, Citizens Bank of Connecticut (1997-1999)

JOHN S. TOMAC (2)
President and Treasurer of the Company

MARY JANE BURT (1, 2, 3, 4)
Realtor, H. Pearce Co.
Principal, The Laurel Group
Director, Insite One 1999-2002
Previously, President, Burt Medical Lab 1984-1998

JAMES E. COHEN (2, 3)
Practicing Attorney with Cohen & Thomas
Attorney Trial Referee, Connecticut Superior Court

ALVARO DA SILVA (1, 3)
President, DSA Corp.
President, B.I.D., Inc. (land development and home building company) Managing Partner, Connecticut Commercial Investors, LLC (a commercial real estate and investment partnership)

JURI HENLEY-COHN (2)
Vice President, Joseph Cohn & Sons, Inc.
Managing Member, Cohn Realty & Investment
Writer and Producer

THEMIS KLARIDES (1, 4)
Associate Attorney, Law Offices of Shawn K. Splan, Shelton
State Representative,  114th District, Connecticut General Assembly

B. LANCE SAUERTEIG (1, 2, 4)
Principal and President of BLS Strategic Capital, Inc. (financial and investment advisory company) Principal and Manager of Tortoise Capital Partners, LLC (real estate investment company) Director, Chemwerth, Inc.
Director, United Aluminum Corporation

KENNETH E. SCHAIBLE (1, 3, 4)
Real Estate Developer
Director, AuthX, Inc.
Previously, Senior Vice President, Webster Bank (1995-1996) President, Shelton Savings Bank and Shelton Bancorp, Inc. (1972-1995)

CHARLES T. SECCOMBE
Director Emeritus


OFFICERS

BETSY HENLEY-COHN
Chairwoman and CEO

JOHN S. TOMAC
President and Treasurer

JOHN J. KEEFE, JR.
Vice President, Operations

LINDA BATTEN
Controller and Assistant Treasurer

HENRIETTA VITALE
Secretary


COMMITTEES

(1) Audit Committee meets quarterly with management and independent accountants to review accounting, auditing, internal control and financial reporting and discuss the scope and results of the annual audit and quarterly reviews of the Company's financial statements.
(2) Executive Committee reviews strategic planning alternatives, recommends to and advises the Board of Directors on financial policy, issuance of securities and other high priority issues.
(3) Committee on Directors makes recommendations to the Board of Directors for Board replacements when they become available and for compensation levels for the Board of Directors.
(4) Personnel and Pension Committee meets quarterly and makes recommendations to the Board of Directors regarding officers' compensation including the promotion and hiring of officers; reviews Company fringe benefit plans other than retirement plans; reviews the Pension Trust Funds of the Birmingham Utilities, Inc. Defined Benefit Plan and the Retired Employee Welfare Benefit Trust for retiree medical benefits; reviews and determines actuarial policies, investment guidelines and selects the investment manager.

4 BIW LIMITED 2006 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2006 VS. 2005

The Company recorded net income of $648,652 in 2006 compared to $658,786 in 2005. Earnings per share, basic for 2006 and 2005 were $.39 and $.40 respectively. Net income of the Birmingham Utilities segment was $384,537 compared to $466,543 in 2005. Efficient and normalized operations along with the necessity to earn on capital investments made in recent years was the reason the Company filed for and received rate relief from the DPUC for its regulated operations in 2006. The tax treatment of the expenses associated with the rate case resulted in a lower effective income tax rate in 2006 which almost offset higher interest charges. The unregulated H2O Services segment had net income of $264,115 in 2006 compared to $192,243 in 2005. Additional maintenance contracts for water systems in Eastern CT and a reduced effective income tax rate principally accounts for the increase in net income.

Operating Revenues increased $200,450 or 2% in 2006 versus 2005. This is primarily due to the 4.47% rate increase effective January 25, 2006 and to the small effect of the rate increase which became effective November 27, 2006. Decreased residential consumption in the Ansonia division has mitigated the effect of the 4.47% rate increase.

Operating Expenses increased $193,388 or 3% in 2006 compared with 2005. Increased purchased water costs accounts for $148,718 of the increase. The balance is principally related to increased energy and gasoline costs.

Maintenance Expenses decreased $72,730 or 18% in 2006, reflecting the benefit of the Company's aggressive maintenance and capital improvement plan made in recent years. The Eastern Division maintenance expenses decreased 18% or $24,240 due to operating efficiencies and improvements achieved since its purchase in 2003. These improvements have allowed the Company to operate its water systems in a routine fashion and have limited the frequency of emergency situations.

Depreciation increased 15% or $130,396 in 2006. This is directly related to the increased capital improvements made by the Company in 2004, 2005 and 2006. Several of the water systems acquired in 2003 required immediate capital expenditures, which increased depreciation expense. The benefit of these capital improvements is now evident in the reduced maintenance expenses and are now included in the Company's allowed rate base.

Taxes other than Income Taxes decreased 5% or $38,059 in 2006. Increased payroll taxes were offset by decreased property taxes as a result of lower property tax rates due to re-evaluations.

Taxes on Income of $154,516 recorded in 2006 are $157,528 lower than the 2005 expense of $312,044 due to a decrease in operating earnings and the tax treatment of 2006 rate case expenses.

Land Dispositions, when Birmingham Utilities disposes of land, any gain recognized, net of taxes, is shared between ratepayers and shareholders based upon a formula approved by the DPUC. The impact of land dispositions is recognized in two places on the statement of income.

The statement of income reflects income from the disposition of land (net of taxes), which represents the shareholders' immediate share of income from land dispositions occurring in that year. There were no land sales in 2006 and 2005.

Land disposition income is also recognized in the statement of income as a component of net income on the line entitled "Amortization of Deferred Income on Dispositions of Land." These amounts represent the recognition of income on deferred land dispositions which occurred in prior years. The amortization of deferred income on land dispositions, net of tax, was $352 and $6,425 in 2006 and 2005, respectively.

Allowance for Funds Used During Construction in 2006 is $54,313 or 64% higher than 2005. The size and scope of capital improvement projects completed in 2006 were larger and longer in duration than those undertaken in 2005.

Other Income is $14,070 higher in 2006 than in 2005. An increase in jobbing or contract work related to the regulated operations is the reason for the increase.

Interest Expense of $899,303 for 2006 is $217,427 higher than the interest expense recorded for 2005. Increased borrowings needed for the Company's capital improvement plan as well as rising short term interest rates are the reason for the increase.

2005 VS. 2004
The Company recorded net income of $658,786 in 2005 compared to $511,235 in 2004. Earnings per share, basic for 2005 and 2004 were $.40 and $.31 respectively. Net income of the Birmingham Utilities segment was $466,543 in 2005 compared to $144,118 in 2004. Corporate reorganization, an emphasis on efficient operations, as well as capital improvements made since 2003,

                                                BIW LIMITED 2006 ANNUAL REPORT 5
which have had the effect of reducing maintenance expenses, all have contributed to the increase in earnings. The unregulated H2O Services segment had net income of $192,243 in 2005 compared to $367,117 in 2004. Delays in construction operations due to harsh weather in the first quarter of 2005 and an increased advertising budget also contributed to the lower earnings.

Operating Revenues decreased $810,103 or 8% in 2005 versus 2004. Slightly lower water revenues due to decreased consumption principally in the Ansonia Division and the absence of some large construction projects in 2005 account for the decrease in revenues. Decreases in residential and industrial consumption in the Ansonia Division were partially offset by residential customer growth in the Eastern Division.

Operating Expenses decreased $1,041,021 or 16% in 2005 compared with 2004. Decreased costs relating to a reduction in large construction projects performed by H2O Services accounts for 58% or $602,965 of the decrease. Operating expenses for the regulated Eastern Division are 32% or $362,627 lower due to operating efficiencies achieved through personnel reorganization as well as capital investments since its purchase in 2003.

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

Allowance for Funds Used During Construction in 2005 is $35,611 or 30% lower than 2004. The size and scope of capital improvement projects, especially in the Eastern Division, completed in 2005 were smaller than those undertaken in 2004.

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

6 BIW LIMITED 2006 ANNUAL REPORT

REGULATORY MATTERS AND INFLATION

Inflation, as measured by the Consumer Price Index, increased 3.2 percent, 3.4 percent, and 2.4 percent in 2006, 2005 and 2004, respectively. The regulatory authorities allow the recovery of depreciation through revenues solely on the basis of the historical cost of plant. The replacement cost of utility plant would be significantly higher than the historical cost. While the regulatory authorities give no recognition in the ratemaking process to the current cost of replacing utility plant, the Company believes that, based on past practices, Birmingham Utilities will continue to be allowed to earn a return on the increased cost of its net investment when prudent replacement of facilities actually occurs.


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

H2O Services also bills customers and recognizes revenue from its routine maintenance and water testing services monthly as the services are provided. Repairs are not included in these services and are performed on an as needed basis for an additional charge based upon the specific nature of the necessary repair.

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

                                                BIW LIMITED 2006 ANNUAL REPORT 7

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

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires the recognition of a tax position when it is more likely than not that the tax position will be sustained upon examination by taxing authorities, based upon the technical merits of the position. The provisions of FIN 48 are effective for the Company on January 1, 2007. The Company does not expect the adoption of FIN 48 to have a material impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 157, "Fair Value Measurements" (SFAS 157), which provides guidance for using fair value to measure assets and liabilities. SFAS 157 defines fair value and establishes a framework for measuring fair value; however, SFAS 157 does not expand the use of fair value in any new circumstances. The provisions of SFAS 157 are effective for the Company on January 1, 2008. The Company does not expect the adoption of SFAS 157 to have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). SFAS 158 requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the funded status of a plan to be measured as of the balance sheet date. The Company adopted the provisions of SFAS 158 effective December 31, 2006. The adoption of SFAS 158 did not have a material impact on the Company's financial statements.

OUTLOOK

The Company believes that as a result of health, transportation and supply issues in regard to the physical movement of water, deregulation of the water industry is unlikely in the foreseeable future. Although the Company believes deregulation is not a viable option for this industry, consolidation of the water industry continues to be fast paced. The consolidation strategy has allowed many small, non-viable water systems to be purchased by larger purveyors and for larger systems to merge in an effort to create economies of scale.

The Company believes it is prudently monitoring the economic environment in which it operates to best take advantage of market opportunities. We will continue to pursue opportunities in both the regulated and non regulated operations that are financially sound that compliment existing operations and increase shareholder value. The establishment of a holding

8 BIW LIMITED 2006 ANNUAL REPORT
company, the formation of H2O Services, and the acquisition of the Eastern Division, has allowed the Company to enter a market in Connecticut that is expanding. This should allow for the growth of both the regulated and non-regulated businesses, principally in eastern Connecticut that would create long-term value for the Company.

With the 2006 rate case now behind us and with both divisions combined for regulatory purposes, the Company's base of earnings has grown substantially. All operating costs for both divisions are now fully recoverable which should allow the regulated operations to achieve its allowed rate of return. H2O Services should continue to contribute positively to earnings as the market for its services remains strong.

FINANCIAL RESOURCES
During 2006, 2005 and 2004, the Company's operations generated funds available for investment in utility plant and for use in financing activities, including payment of dividends on common stock, of $2,440,092, $2,029,237 and $790,965 respectively (see Consolidated Statements of Cash Flows).

Net cash provided by operating activities increased $410,855 in 2006 as a result of increased revenues and also a change in accounts payable procedures. Checks processed on the last day of the month in previous years are now processed on the first day of the following month resulting in increased payables for the month and year ended December 31, 2006.

During the 3-year period 2006, 2005 and 2004, the Company has generated sufficient funds to meet its day-to-day operational needs, including regular expenses, payment of dividends, and investment in normal plant replacements, such as new services, meters and hydrants. It expects to be able to continue to do so for the foreseeable future.

Birmingham Utilities Long-Term Capital Improvement Program will be funded by the internal generation of funds, including rate relief, as well as the Company's ability to raise capital from external sources. During 2006, 2005 and 2004, the Company's additions to utility plant, net of customer advances, were $3,627,112, $3,300,595 and $1,773,718, respectively (see Consolidated Statements of Cash Flows and Note 19). These additions were financed primarily from internally generated funds and borrowings on the revolving line of credit.

In January 2004, Birmingham Utilities filed an application with the DPUC for approval of the issuance of First Mortgage Bonds in the principal amount of $9,000,000. In March 2004, the DPUC approved BUI's request to issue the new bonds. In April 2004, BUI issued First Mortgage Bonds in the principal amount of $9,000,000. The bonds carry an interest rate of 5.21%. Interest is payable semi-annually on the fifteenth day of April and October. The bonds are due in April 2011 and are secured by a lien on all utility property. The proceeds from the bond issue were used to repay the $4,042,000 outstanding principal of the existing Mortgage Bonds, which carried an interest rate of 9.64%, and repay $4,280,000 of short-term debt used to fund the purchase of the Eastern Division regulated and non-regulated operations.

The Mortgage Indenture limits the issuing of additional First Mortgage Bonds and the payment of dividends. Under the dividend limitation, approximately $6,500,000 was available to pay dividends at December 31, 2006 after the quarterly dividend payment made on that date. It does not, however, restrict the issuance of additional long-term or short-term debt, provided such additional debt is either unsecured or secured with liens subject to the lien of the Mortgage Indenture.

Note Payable consists of a $9,000,000 unsecured line of credit, which was renewed in August 2006, and will expire in September 2007. During the revolving period, Birmingham Utilities can choose between variable rate options of 30, 60, 90 or 180-day LIBOR plus 100 basis points or prime. BUI is required to pay only interest during the revolving period. The principal is payable in full at maturity. Borrowings of $7,330,000 were outstanding on the line of credit at December 31, 2006. The line of credit requires the maintenance of certain financial ratios and net worth of $7,500,000. BUI was in compliance with all covenants as of December 31, 2006.

Birmingham Utilities' 2007 Capital Budget of $1,700,000 is two-tiered. The first tier, consisting of typical capital improvements made each year for services, hydrants and meters is budgeted for $900,000 and is expected to be financed primarily with internally generated funds. The second tier of the 2007 Capital Budget consists of replacements and betterments, which are part of Birmingham Utilities' Long-Term Capital Improvement Program and includes $800,000 of budgeted plant additions. Plant additions from this part of the capital budget will be financed with internally generated funds and short-term borrowings. Second tier plant additions can be, and portions of it are expected to be, deferred to future years if funds are not available for their construction.

The Company believes that through the use of short-term borrowing and internally generated funds, it can generate sufficient capital to support its 5-year capital budget currently

                                                BIW LIMITED 2006 ANNUAL REPORT 9
estimated at approximately $10,400,000. Internally generated funds in part are dependent on the extent of future rate relief. Future rate relief will be a necessary component in the process of funding this 5-year capital program.

The Company maintains a common stock Dividend Reinvestment Plan (the Plan) pursuant to which shareholders are entitled to purchase up to 140,000 new shares of the Company's common stock by applying to the purchase price of the new shares cash dividends which otherwise would be issued by the Company with respect to its existing common stock. The Plan provides that the purchase price for the new shares will be their fair market value at the time of the purchase. Dividends reinvested totaled $90,116 and $84,836 in 2006 and 2005, respectively. The Company purchases shares in the open market to satisfy its dividend reinvestment obligations.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
The Company does not utilize off-balance sheet arrangements and has no contractual obligations with any unconsolidated entities. The following table summarizes the Company's future contractual cash obligations as of December 31, 2006:

                                                               Less than                                 More than
                                                   Total         1 year      1-3 years      4-5 years     5 years
-------------------------------------------------------------------------------------------------------------------
Debt obligations
Series F Mortgage Bonds                         $ 9,000,000                                $ 9,000,000
Interest on Series F Mortgage Bonds               2,110,050       468,900       937,800        703,350
Note Payable (1)                                  7,330,000     7,330,000
Purchase Obligations Regional Water Authority     8,154,000       906,000     1,812,000      1,812,000    3,624,000
Other Obligations
   Capital Budget (2)                             7,600,000       900,000     1,500,000      1,400,000    3,800,000
Operating Lease                                     150,000        60,000        90,000
   Defined Benefit Pension                          100,000       100,000
-------------------------------------------------------------------------------------------------------------------
Total                                           $34,444,050    $9,764,900    $4,339,800    $12,915,350   $7,424,000
===================================================================================================================

(1) Short-term borrowings at a variable interest rate

(2) Includes only Tier 1 additions

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table provides information regarding our equity compensation plans as of December 31, 2006:

                                                                                      Number of securities
                                                                                      remaining available
                                       Number of securities      Weighted-average     for future issuance
                                   to be issued upon exercise   exercise price of       under equity
Plan Category                         of outstanding options   outstanding options     compensation plans
----------------------------------------------------------------------------------------------------------
Equity compensation plans approved
     by security holders                      62,000                 $16.33                  61,000
----------------------------------------------------------------------------------------------------------
Total                                         62,000                 $16.33                  61,000
==========================================================================================================

10 BIW LIMITED 2006 ANNUAL REPORT

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company has certain exposures to market risk related to changes in interest rates. The Company has an outstanding revolving credit agreement, under which there were borrowings of $7,330,000 at December 31, 2006. The revolving credit agreement bears interest at variable rates based on current LIBOR indices. The Company is not subject in any material respect to currency or other commodity risk.

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

                                               BIW LIMITED 2006 ANNUAL REPORT 11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
BIW Limited
Ansonia, Connecticut

We have audited the accompanying consolidated balance sheets of BIW Limited and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BIW Limited and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment" and SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."



March 14, 2007
Shelton, Connecticut

12 BIW LIMITED 2006 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS
                                                                            December 31,
                                                                       2006              2005
-------------------------------------------------------------------------------------------------
Assets
Utility plant                                                     $ 42,628,195      $ 38,736,311
Accumulated depreciation                                           (10,805,946)       (9,978,362)
-------------------------------------------------------------------------------------------------
                                                                    31,822,249        28,757,949
-------------------------------------------------------------------------------------------------
Other property, net                                                    501,927           529,837
-------------------------------------------------------------------------------------------------

Current assets:
    Accounts receivable, net of allowance for doubtful
        accounts (2006, $199,000; 2005, $232,000)                    1,179,559         1,193,815
    Accrued utility and other revenue                                  664,482           552,125
    Materials and supplies                                             312,766           386,946
    Prepayments and other current assets                                 8,135            44,821
-------------------------------------------------------------------------------------------------
Total current assets                                                 2,164,942         2,177,707
-------------------------------------------------------------------------------------------------
Deferred charges                                                       137,007           137,007
Unamortized debt expense                                               276,999           333,444
Regulatory asset - income taxes recoverable                            672,803           473,851
Other assets                                                           910,847           332,225
-------------------------------------------------------------------------------------------------
                                                                     1,997,656         1,276,527
-------------------------------------------------------------------------------------------------
                                                                  $ 36,486,774      $ 32,742,020
=================================================================================================

Shareholders' Equity and Liabilities
Shareholders' equity:
    Common stock, no par value; authorized 5,000,000 shares:
        issued and outstanding
        (2006, 1,674,579 shares; 2005, 1,662,079 shares)          $  3,125,329      $  2,987,704
    Additional paid in capital                                          14,832              --
    Retained earnings                                                8,254,588         8,740,825
-------------------------------------------------------------------------------------------------
                                                                    11,394,749        11,728,529
-------------------------------------------------------------------------------------------------
Long-term debt                                                       9,000,000         9,000,000
-------------------------------------------------------------------------------------------------
Current liabilities:
    Note payable                                                     7,330,000         4,755,000
    Accounts payable and accrued liabilities                         1,249,576           669,212
-------------------------------------------------------------------------------------------------
    Total current liabilities                                        8,579,576         5,424,212
-------------------------------------------------------------------------------------------------
Customers' advances for construction                                   611,413           438,631
Contributions in aid of construction                                 3,209,589         3,101,165
Accumulated provision for pension and postretirement benefits          245,557              --
Regulatory liability - income taxes refundable                         111,768           119,340
Deferred income taxes                                                3,334,122         2,929,554
Deferred income on dispositions of land                                   --                 589
Commitments and contingent liabilities (Note 16)
-------------------------------------------------------------------------------------------------
                                                                     7,512,449         6,589,279
-------------------------------------------------------------------------------------------------
                                                                  $ 36,486,774      $ 32,742,020
=================================================================================================

See notes to consolidated financial statements

                                               BIW LIMITED 2006 ANNUAL REPORT 13

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                          Year Ended December 31,
                                                    2006           2005           2004
------------------------------------------------------------------------------------------
Operating revenues:
    Residential and commercial                   $5,515,433     $5,380,969     $5,330,329
    Industrial                                      133,361        117,786        201,687
    Fire protection                               1,028,903        954,694        952,472
    Public authorities                              137,479        117,619        108,662
    Other                                           282,247        275,106        275,075
    Service operations                            2,158,500      2,209,299      2,997,351
------------------------------------------------------------------------------------------
                                                  9,255,923      9,055,473      9,865,576
------------------------------------------------------------------------------------------
Operating expenses:
    Operating expenses                            5,723,689      5,530,301      6,571,322
    Maintenance expenses                            321,031        393,761        463,295
    Depreciation                                  1,018,312        887,916        749,114
    Taxes other than income taxes                   705,746        743,805        618,752
    Taxes on income                                 154,516        312,044        246,527
------------------------------------------------------------------------------------------
                                                  7,923,294      7,867,827      8,649,010
------------------------------------------------------------------------------------------
                                                  1,332,629      1,187,646      1,216,566
------------------------------------------------------------------------------------------
Amortization of deferred income on
  dispositions of land
  (net of income taxes of $237 in 2006,
  $3,500 in 2005, and $8,017 in 2004)                   352          6,425         11,342
------------------------------------------------------------------------------------------
Operating income                                  1,332,981      1,194,071      1,227,908
------------------------------------------------------------------------------------------
Allowance for funds used during construction        138,981         84,668        120,279
Other income                                         75,993         61,923        205,267
Other expense                                          --             --          468,035
------------------------------------------------------------------------------------------
Income before interest expense                    1,547,955      1,340,662      1,085,419
Interest expense                                    899,303        681,876        574,184
------------------------------------------------------------------------------------------
Net income                                          648,652        658,786        511,235
Retained earnings, beginning of year              8,740,825      9,211,403      9,822,197
Dividends                                         1,134,889      1,129,364      1,122,029
------------------------------------------------------------------------------------------
Retained earnings, end of year                   $8,254,588     $8,740,825     $9,211,403
==========================================================================================

Earnings per share, basic                        $      .39     $      .40     $      .31
------------------------------------------------------------------------------------------
Earnings per share, diluted                      $      .39     $      .39     $      .30
------------------------------------------------------------------------------------------
Dividends per share                              $      .68     $      .68     $      .68
------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

14 BIW LIMITED 2006 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    Year Ended December 31,
                                                            2006             2005             2004
------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income                                          $   648,652      $   658,786      $   511,235
    Adjustments to reconcile net income to net cash
        provided by operating activities:
           Depreciation and amortization                  1,125,004        1,033,593          889,942
           Amortization of deferred income                     (352)          (6,425)         (11,342)
           Deferred income taxes                            204,188          328,936          143,582
           Allowance for funds used during
             construction                                  (138,981)         (84,668)        (120,279)
           Stock-based compensation expense                  14,832             --               --
    Changes in assets and liabilities:
        Accounts receivable and accrued revenues            (98,101)         152,985         (420,380)
        Materials and supplies                               74,180          (74,308)         (32,319)
        Prepayments and other current assets                 36,686          150,508          107,153
        Accounts payable and accrued liabilities            573,984         (130,170)        (276,627)
------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                 2,440,092        2,029,237          790,965
------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Capital expenditures - utility plant                 (3,908,318)      (3,544,527)      (2,111,381)
    Capital expenditures - other property                   (19,749)        (125,932)         (31,022)
    Sales of utility plant                                   12,345           46,611           69,869
    Cash paid for acquisition                                  --               --           (335,217)
    Increase in deferred charges and other assets          (383,312)         (34,332)        (334,231)
    Customer advances                                       281,206          243,932          337,663
------------------------------------------------------------------------------------------------------
Net cash used in investing activities                    (4,017,828)      (3,414,248)      (2,404,319)
------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Proceeds from long-term debt                               --               --          9,000,000
    Repayment of long-term debt                                --               --         (4,042,000)
    Borrowings under line of credit                       2,575,000        2,500,000             --
    Repayments on line of credit                               --               --         (2,450,000)
    Exercise of stock options                               137,625           14,375           78,765
    Dividends paid                                       (1,134,889)      (1,129,364)      (1,122,029)
------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                 1,577,736        1,385,011        1,464,736
------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                      --               --           (148,618)
Cash and cash equivalents, beginning of year                   --               --            148,618
------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                  $      --        $      --        $      --
======================================================================================================

See notes to consolidated financial statements

                                               BIW LIMITED 2006 ANNUAL REPORT 15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

DESCRIPTION OF BUSINESS ANd ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

BIW Limited (BIW or the Company) is the parent company of Birmingham Utilities, Inc. and its wholly-owned subsidiary Eastern Connecticut Regional Water Company, Inc. (Eastern Division), (collectively BUI or Birmingham Utilities), a regulated public water service company that provides water service to customers in various cities and towns in Connecticut, and Birmingham H2O Services, Inc. (H2O Services), which provides water related services to other water utilities, municipalities, contractors and individuals throughout Connecticut.

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

DEPRECIATION

For financial statement purposes, Birmingham Utilities provides for depreciation using the straight-line method, at rates approved by the DPUC. The rates used are intended to distribute the cost of depreciable properties over their estimated service lives. For income tax purposes, BUI provides for depreciation utilizing straight-line and accelerated methods. The overall depreciation rates were 2.4% for 2006, 2.3% for 2005, and 2.1% for 2004.

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

BIW LIMITED 2006 ANNUAL REPORT 16

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

H2O Services also bills customers and recognizes revenue from its routine maintenance and water testing services monthly as the services are provided. Repairs are not included in these services and are performed on an as needed basis for an additional charge based upon the specific nature of the necessary repair.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, trade accounts receivable, and trade accounts payable approximates their fair values due to their short-term nature. The carrying amount of the note payable approximates fair value based on market conditions for debt of similar terms and maturity. The fair value of long-term debt is estimated by discounting the future cash flows using current borrowing rates for similar types and maturity of debt. The estimated fair value of Birmingham Utilities' long-term debt at December 31, 2006 and 2005was approximately $7,981,000 and $8,212,000, respectively.

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

In addition, the Company is required to record an additional deferred tax liability for temporary differences not previously recognized. This additional deferred tax liability totaled $561,000 at December 31, 2006 and $354,500 at December 31, 2005. Management believes that these deferred taxes will be recovered through the ratemaking process. Accordingly, the Company has recorded an offsetting regulatory asset and regulatory liability.

                                               BIW LIMITED 2006 ANNUAL REPORT 17

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

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires the recognition of a tax position when it is more likely than not that the tax position will be sustained upon examination by taxing authorities, based upon the technical merits of the position. The provisions of FIN 48 are effective for the Company on January 1, 2007. The Company does not expect the adoption of FIN 48 to have a material impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 157, "Fair Value Measurements" (SFAS 157), which provides guidance for using fair value to measure assets and liabilities. SFAS 157 defines fair value and establishes a framework for measuring fair value; however, SFAS 157 does not expand the use of fair value in any new circumstances. The provisions of SFAS 157 are effective for the Company on January 1, 2008. The Company does not expect the adoption of SFAS 157 to have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). SFAS 158 requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the funded status of a plan to be measured as of the balance sheet date. The Company adopted the provisions of SFAS 158 effective December 31, 2006. The adoption of SFAS 158 did not have a material impact on the Company's financial statements.

NOTE 2

CHANGE IN ACCOUNTING PRINCIPLES

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (SFAS 123R). The pronouncement requires companies to measure and recognize compensation expense for all share-based payments to employees in the financial statements based on the fair value at the date of the grant. In the first quarter of 2006, the Company adopted SFAS 123R using the modified prospective method. Under the modified prospective method, compensation cost is recognized for all share-based payments granted after the adoption of SFAS 123R and for all awards granted to employees prior to the adoption date of SFAS 123R that were unvested on the adoption date. Accordingly, no restatements were made to prior periods.

Prior to the adoption of SFAS 123R, the Company applied Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS
123) to account for its stock option plans. As permitted by SFAS 123, the Company had chosen to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its employee stock compensation plans. Accordingly, no compensation expense was recognized for its employee stock option issuances, as stock options are issued with an exercise price at least equal to the closing price at the date of grant.

18 BIW LIMITED 2006 ANNUAL REPORT

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). SFAS 158 requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the funded status of a plan to be measured as of the balance sheet date. The Company adopted the provisions of SFAS 158 effective December 31, 2006. The adoption of SFAS 158 did not have a material impact on the Company's financial statements.

NOTE 3

WATER SERVICE RATE INCREASES

On November 27,2006, the DPUC granted Birmingham Utilities a 16.2 percent water service rate increase designed to provide a $1,172,148 annual increase in revenues and a 10.2 percent ratemaking cost of common equity. The rate order allowed BUI to combine its Ansonia and Eastern divisions for ratemaking purposes.

In October 2005, the Ansonia division of Birmingham Utilities filed an application with the DPUC for a 4.4%, $258,655 water service rate increase to account specifically for increases in purchased water costs and property taxes. This limited rate filing is allowed under Section 16-32c of the Connecticut General Statutes. The DPUC granted BUI's request in its entirety in January 2006.


NOTE 4

UTILITY PLANT
                                                         December 31,
                                                   2006               2005
------------------------------------------------------------------------------
Pumping, treatment and distribution            $31,743,810        $30,471,044
Source of supply                                 4,598,874          4,235,169
General plant                                    3,605,447          3,610,710
Organization                                        44,330             41,510
------------------------------------------------------------------------------
                                                39,992,461         38,358,433
Construction in process                          2,635,734            377,878
------------------------------------------------------------------------------
                                               $42,628,195        $38,736,311
==============================================================================

NOTE 5

OTHER ASSETS
                                                                   Regulatory
                                             December 31,           Recovery
                                         2006           2005         Period
------------------------------------------------------------------------------
Regulatory assets:
    Deferred post
         retirement benefits           $357,210       $128,189       10 Years
    Deferred rate
         case expenses                 $348,987        $38,772        7 Years
    Various deferred
         costs and charges              168,920        115,046     3-15 Years
Non-regulatory assets:
    Various deferred
         costs and charges               35,730         50,218
------------------------------------------------------------------------------
                                       $910,847       $332,225
==============================================================================

NOTE 6

NOTE PAYABLE

Note Payable consists of a $9,000,000 unsecured line of credit, which was renewed in August 2006, and will expire in September 2007. During the revolving period, Birmingham Utilities can choose between variable rate options of 30, 60, 90 or 180-day LIBOR plus 100 basis points or prime. BUI is required to pay only interest during the revolving period. The principal is payable in full at maturity. Borrowings of $7,330,000 were outstanding on the line of credit at December 31, 2006. The line of credit requires the maintenance of certain financial ratios and net worth of $7,500,000. BUI was in compliance with all covenants as of December 31, 2006.

NOTE 7

LONG-TERM DEBT

                                                         December 31,
                                                    2006            2005
------------------------------------------------------------------------------
First mortgage bonds, Series F. 5.21%,           $9,000,000      $9,000,000
     due April 15, 2011

In April 2004, Birmingham Utilities issued First Mortgage Bonds in the principal amount of $9,000,000. The bonds carry an interest rate of 5.21%. Interest is payable semi-annually on the fifteenth day of April and October. The bonds are secured by a lien on all utility property.

                                               BIW LIMITED 2006 ANNUAL REPORT 19

The Mortgage Indenture limits the issuing of additional First Mortgage Bonds and the payment of dividends. Under the dividend limitation, approximately $6,500,000 was available to pay dividends at December 31, 2006, after the quarterly dividend payment made on that date. It does not, however, restrict the issuance of additional long-term or short-term debt, provided such additional debt is either unsecured or secured with liens subject to the lien of the Mortgage Indenture.


NOTE 8

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
                                                         December 31,
                                                   2006               2005
------------------------------------------------------------------------------
Accounts payable                               $   914,465        $   367,541
Accrued liabilities:
    Interest                                        79,453             79,453
    Taxes                                          113,237             83,729
    Pension                                        129,967            133,215
    Other                                           12,454              5,274
------------------------------------------------------------------------------
                                               $ 1,249,576        $   669,212
==============================================================================

NOTE 9

TAXES OTHER THAN INCOME TAXES
                                                   December 31,
                                        2006           2005           2004
------------------------------------------------------------------------------
Municipal                             $483,869       $524,700       $441,373
Payroll                                221,877        219,105        177,379
------------------------------------------------------------------------------
                                      $705,746       $743,805       $618,752
==============================================================================

NOTE 10

INCOME TAXES
The provisions for taxes on income for the years ended December 31, 2006, 2005 and 2004 consist of:

                                            2006          2005           2004
-------------------------------------------------------------------------------
Current:
     Federal                            $   6,381     $     --      $      --
     State                                 19,784        11,700         69,246
Deferred:
     Federal:
         Accelerated depreciation         143,051        85,184        723,981
         Operating loss carryforward          --        229,860      (532,000)
         Income on land disposition           225         3,327          7,620
         Investment tax credit            (14,700)      (14,700)       (14,700)
     State                                     12           173            397
-------------------------------------------------------------------------------
                                        $ 154,753     $ 315,544     $  254,544
===============================================================================

State deferred income taxes relate solely to timing differences in the recognition of income related to land dispositions.

A reconciliation of the income tax expense at the federal statutory tax rate of 34 percent to the effective rate follows:

                                            2006          2005          2004
-------------------------------------------------------------------------------
Federal income tax at
     statutory rates                    $  273,158    $  331,272    $  260,365
Increase (decrease) resulting from:
     State income tax, net of
         federal benefit                    13,065         7,836        45,964
     Rate case expense                    (105,473)        6,225        14,565
     Pension expense                         9,156         3,088         5,031
     Other, net                            (20,453)      (18,177)      (56,681)
     Investment tax credit                 (14,700)      (14,700)      (14,700)
-------------------------------------------------------------------------------
Total provision for income
     taxes                                 154,753       315,544       254,544
Taxes related to land
     dispositions                             (237)       (3,500)       (8,017)
-------------------------------------------------------------------------------
Operating provision for taxes           $  154,516    $  312,044    $  246,527
===============================================================================

20 BIW LIMITED 2006 ANNUAL REPORT

Deferred tax liabilities (assets) were comprised of the following:


                                                    2006             2005
------------------------------------------------------------------------------
Depreciation                                    $  3,666,263     $  3,489,598
Investment tax credits                               216,961          231,661
Other                                                412,796          220,758
------------------------------------------------------------------------------
Gross deferred tax liabilities                     4,296,020        3,942,017
Land sales                                        (2,560,137)      (2,221,707)
Operating loss carryforward                         (274,000)        (335,840)
Other                                               (186,168)        (174,655)
------------------------------------------------------------------------------
Gross deferred tax assets                         (3,020,305)      (2,732,202)
Valuation allowance                                2,058,407        1,719,739
------------------------------------------------------------------------------
Net deferred tax assets                             (961,898)      (1,012,463)
------------------------------------------------------------------------------
Total deferred income taxes                     $  3,334,122     $  2,929,554
==============================================================================


At December 31, 2006, the Company had approximately $806,000 of net operating loss carryforwards to offset federal taxable income through 2024.

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

NOTE 11

RELATED PARTY TRANSACTIONS

The Company has paid legal and consulting fees to firms whose partners are directors of the Company. During the years ended December 31, 2006, 2005 and 2004, fees paid amounted to $9,717, $4,505, and $4,663, respectively.

NOTE 12

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company continuously monitors the creditworthiness of its customers and has established an allowance for amounts that may be uncollectible in the future based on current economic conditions, historical payment and bad debt write-off experience, and any specific customer related collection issues.

Allowance for doubtful accounts includes the following components:

                                                       December 31,
                                            2006          2005          2004
-------------------------------------------------------------------------------
Allowance for doubtful
      accounts, beginning                $ 232,000     $ 149,000     $  87,000
Provision                                  (15,000)       93,431        93,353
Recoveries                                  15,000         2,434         1,334
Charge-offs                                (33,000)      (12,865)      (32,687)
-------------------------------------------------------------------------------
Allowance for doubtful
      accounts, ending                   $ 199,000     $ 232,000     $ 149,000
===============================================================================

NOTE 13

EMPLOYEE BENEFITS

The Company has a 401(k) Plan. Employees are allowed to contribute a percentage of salary, based on certain parameters. The Company matches 100% of employee contributions up to 6% of total compensation. Company matching contributions to the 401(k) Plan were $124,348, $121,024 and $114,140, in 2006, 2005 and 2004 respectively.

The employment contract of the Company's former president required accounting for benefits payable in accordance with SFAS 106. The accumulated present value of future benefits was recognized during his term of service to the Company, which ended on October 1, 1998. The liability recorded at December 31, 2006 and 2005 was $85,061 and $95,824, respectively. This amount will be paid to the former president's surviving spouse. At December 31, 2006, an amount of $111,653 has been included in other assets relating to a regulatory asset for costs that were approved in the Company's rate case.

The Company has a noncontributory defined benefit plan that covers employees of Birmingham Utilities, subject to eligibility requirements. The benefits are primarily based on years of

                                               BIW LIMITED 2006 ANNUAL REPORT 21
service and the employee's compensation. Pension expense includes the amortization of a net transition obligation over a 23-year period. The Company's funding policy is to make annual contributions in an amount that approximates what was allowed for ratemaking purposes consistent with ERISA funding requirements. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The expected pension contribution for 2007, based upon 2006 market performance and current conditions, is estimated by management to be $100,000.

In addition, the Company provides certain health care and life insurance benefits for retired employees of Birmingham Utilities and their spouses, subject to eligibility requirements. Generally, the plan provides for Medicare wrap-around coverage plus life insurance based on a percentage of each participant's final salary. Substantially all of BUI's employees may become eligible for these benefits if they reach retirement age while working for the Company. The Company's obligation for postretirement benefits must be fully accrued by the date that the employee attains full eligibility for benefits. The Company has elected to recognize the unfunded accumulated postretirement benefit obligation over 20 years. The Company's funding policy is to contribute amounts annually to a benefit trust and pay directly all current retiree premiums. The Company has established tax effective funding vehicles for such retirement benefits in the form of a qualified Voluntary Employee Beneficiary Association
(VEBA) trust. The Company funded the VEBA trust with tax deductible contributions of $25,000 in 2006, 2005, and 2004.

The Company adopted SFAS 158 effective December 31, 2006. SFAS 158 requires employers to recognize the overfunded or underfunded status of a defined benefit pension and postretirement plan as an asset or liability in the balance sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income.

SFAS 71 provides guidance to regulated utilities for deferring costs that would otherwise be charged to expense or equity by non-regulated enterprises. Ratemaking practices of the DPUC have been clear and consistent in allowing pension and postretirement benefit plan expenses to be recovered through rates. Accordingly, the Company has recorded a regulatory asset of $245,557 at December 31, 2006 representing the funded status of its pension and postretirement plan liability.

The Company uses a January 1 measurement date for its defined benefit and postretirement medical benefit plans. Effective for fiscal years ending after December 31, 2008, SFAS 158 will require the measurement of the funded status of the plan to coincide with the date of the year end balance sheet.

BENEFIT OBLIGATIONS AND FUNDED STATUS

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans.

                                                                                     Other
                                              Pension Benefits              Postretirement Benefits
                                           2006             2005             2006            2005
------------------------------------------------------------------------------------------------------
Change in Benefit Obligation:
   Benefit obligation, beginning
       of year                         $ 1,504,504      $ 1,349,283      $   646,125      $   594,376
   Service cost                             68,406           67,194           28,927           28,625
   Interest cost                           107,715          107,628           44,620           41,255
   Actuarial loss (gain)                  (142,029)          11,732            5,694            8,097
   Benefits paid                           (32,082)         (31,333)         (28,788)         (26,228)
------------------------------------------------------------------------------------------------------
   Benefit obligation, end of year     $ 1,506,514      $ 1,504,504      $   696,578      $   646,125
------------------------------------------------------------------------------------------------------
Change in Plan Assets:
   Fair value, beginning of year       $ 1,118,651      $   937,321      $   588,810      $   522,938
   Actual return on plan assets            123,139           76,163           59,017           40,872
   Employer contribution                    75,000          136,500           25,000           25,000
   Benefits paid                           (32,082)         (31,333)            --               --
------------------------------------------------------------------------------------------------------
   Fair value, end of year               1,284,708        1,118,651          672,827          588,810
------------------------------------------------------------------------------------------------------
Funded Status                          $  (221,806)     $  (385,853)     $   (23,751)     $   (57,315)
======================================================================================================

22 BIW LIMITED 2006 ANNUAL REPORT

At December 31, 2006 the defined benefit pension plan had plan assets in excess of the accumulated benefit obligation as summarized in the following table:

     Projected benefit obligation                          $1,506,514
     Accumulated benefit obligation                        $1,171,780
     Fair value of plan assets                             $1,284,708

NET PERIODIC BENEFIT COST
Net periodic pension and other postretirement benefit costs recognized in the Consolidated Statements of Income include the following components:

                                                     Pension Benefits                       Other Postretirement Benefits
                                            2006           2005           2004           2006           2005           2004
------------------------------------------------------------------------------------------------------------------------------
Service cost                             $  68,406      $  67,194      $  58,032      $  28,927      $  28,625      $  27,414
Interest cost                              107,715        107,628         97,145         44,620         41,255         37,833
Expected return on plan assets             (91,209)       (76,918)       (68,133)       (47,188)       (42,015)       (37,025)
Amortization of unrecognized
   transition obligation                     5,872          5,872          5,872         25,378         25,378         25,378
Amortization of unrecognized
   prior service cost                        5,170          5,170          5,170           --             --             --
Recognized net actuarial loss (gain)          --            5,007          5,122           --           (1,141)        (2,754)
------------------------------------------------------------------------------------------------------------------------------
   Net periodic benefit cost             $  95,954      $ 113,953      $ 103,208      $  51,737      $  52,102      $  50,846
==============================================================================================================================

ASSUMPTIONS
Weighted average assumptions used are as follows:

                                                                 Other
                                  Pension Benefits      Postretirement Benefits
                                 2006   2005   2004        2006   2005   2004
-------------------------------------------------------------------------------
Discount rate                     8%     8%     8%          7%     7%     7%
Expected return on plan assets    8%     8%     8%          8%     8%     8%
Rate of compensation increase     4%     4%     4%          --     --     --


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

For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2006 and was assumed to remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                              1-Percentage       1-Percentage
                                             Point Increase     Point Decrease
-------------------------------------------------------------------------------
Effect on total of service and
     interest cost                              $ 13,221          $ (11,587)
Effect on postretirement
     benefit obligation                         $ 88,719          $ (82,008)

                                               BIW LIMITED 2006 ANNUAL REPORT 23

PLAN ASSETS

The following table sets forth the weighted average asset allocations for the Company's pension plan assets:

                                              Defined          Welfare Benefit
                                            Benefit Plan          VEBA Trust
-------------------------------------------------------------------------------
                                           2006     2005        2006     2005
Equity Securities                           65%      69%         68%      67%
Debt Securities                             32%      29%         31%      32%
Cash                                         3%       2%          1%       1%
-------------------------------------------------------------------------------
                                           100%     100%        100%     100%
===============================================================================

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


ESTIMATED FUTURE BENEFITS PAYMENTS

The following benefit payments are expected to be paid:

                                            Pension Benefits
-------------------------------------------------------------
2007                                           $  30,994
2008                                              29,942
2009                                              28,829
2010                                              27,663
2011                                              26,443
2012-2016                                      $ 370,464

NOTE 14

OTHER EXPENSE

Other expense represents non-recurring expenses incurred primarily in the fourth quarter of 2004. Expenses totaling $405,613 were related to the exploration of strategic initiatives that were not consummated. The remaining balance of $62,422 is expense associated with the proposed acquisition of the NY operations from PSC that was terminated in January 2005.

NOTE 15

EARNINGS PER SHARE SUPPLEMENTAL INFORMATION

The following table summarizes the number of common shares used in the calculation of earnings per share:

                                           2006          2005          2004
------------------------------------------------------------------------------
Weighted average shares
     outstanding for earnings
     per share, basic                   1,668,312     1,660,407     1,647,303
Incremental shares from
     assumed conversion
     of stock options                      10,135        16,220        26,894
------------------------------------------------------------------------------
Weighted average shares
     outstanding for earnings
     per share, diluted                 1,678,447     1,676,627     1,674,197
==============================================================================

NOTE 16

COMMITMENTS AND CONTINGENT LIABILITIES

MANAGEMENT AGREEMENT

Birmingham Utilities maintains an agreement with the City of Derby (the City), pursuant to which BUI manages the water system owned by the City. BUI is responsible for costs of maintenance and improvements. Amounts collected from customers, net of expenses, are retained by BUI.

CAPITAL BUDGET

Management has budgeted $1,700,000 for capital expenditures in 2007, $900,000 of which is expected to be necessary to meet its service obligations for the coming year.

PURCHASE COMMITMENT

Birmingham Utilities has an agreement with South Central Connecticut Regional Water Authority (Authority) to purchase water. This agreement provides for a minimum purchase of 600 million gallons of water annually. Charges to expense were $906,000, $740,747 and $699,138 for the years 2006, 2005 and 2004, respectively. The purchase price is based on the Authority's wholesale rate. At December 31, 2006, this rate was $1,510 per million gallons. This agreement expires December 31, 2015 but provides for two ten-year extensions at BUI's option.

24 BIW LIMITED 2006 ANNUAL REPORT

OPERATING LEASE

H2O Services leases its operating facility in Glastonbury under a non-cancelable operating lease expiring in June 2009. The lease requires monthly rental payments of $5,000. In addition, the lease provides for annual increases based on the Consumer Price Index and H2O Services is obligated to pay its pro rata share of operating costs, as defined in the lease agreement.

NOTE 17

EQUITY

COMMON STOCK
                                                    Number
                                                  of Shares          Amount
------------------------------------------------------------------------------
Balance, January 1, 2005                          1,657,542        $2,975,972
------------------------------------------------------------------------------
Stock issued through Key Employee
     and Non-Employee Director
     Stock Option Plans                               4,537            14,375
Amortization of stock plan costs                        --             (2,643)
------------------------------------------------------------------------------
Balance, December 31, 2005                        1,662,079        $2,987,704
Stock issued through Key Employee
     and Non-Employee Director
     Stock Option Plans                              12,500           139,727
Amortization of stock plan costs                        --             (2,102)
------------------------------------------------------------------------------
Balance, December 31, 2006                        1,674,579        $3,125,329
==============================================================================

DIVIDEND REINVESTMENT PLAN

The Company has a dividend reinvestment plan, which provides for the issuance and sale of up to 140,000 shares of the Company's authorized but un-issued shares of common stock to its shareholders who elect to reinvest cash dividends on the Company's existing shares. Shares under the plan will be purchased at their fair market value price on the date of the dividends to be invested in the new shares. The Company purchases shares in the open market to satisfy its dividend reinvestment obligations.


NOTE 18

STOCK-BASED COMPENSATION

The Company has four stock option plans which include two non-employee director stock option plans (director plans) and two key employee incentive stock option plans (employee plans). The first director and employee plans were adopted in 1994 and subsequently approved by the Company's shareholders and the DPUC in 1995; 80,000 and 70,000 shares, respectively, were authorized under these two plans. The second employee plan was adopted in 1998 and approved by the Company's shareholders and the DPUC in 1999; 60,000 shares were authorized under this plan. The second director plan was adopted in 2000 and approved by the Company's shareholders and DPUC in 2001; 60,000 shares were authorized under this plan. Under the Plans, options have been granted to key personnel to purchase shares at not less than fair market value on the date of the grant. Stock options generally vest ratably over two years from the date of grant and must be exercised within ten years from the date of grant. The Company's policy is to recognize compensation expense on a straight-line basis over the vesting period. Compensation expense is recognized only for those options expected to vest, with forfeitures estimated at the date of grant based on historical experience and future expectations.

In the first quarter of 2006, the Company adopted SFAS 123R using the modified prospective method. Under the modified prospective method, compensation cost is recognized for all share-based payments granted after the adoption of SFAS 123R and for all awards granted to employees prior to the adoption date of SFAS 123R that were unvested on the adoption date. Accordingly, no restatements were made to prior periods.

                                               BIW LIMITED 2006 ANNUAL REPORT 25

Prior to the adoption of SFAS 123R, the Company applied Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS
123) to account for its stock option plans. As permitted by SFAS 123, the Company had chosen to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and, accordingly, no compensation cost was recognized for stock options in the financial statements.


The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123:

                                                        2005          2004
-----------------------------------------------------------------------------
Net income:                         As reported       $658,786      $511,235
                                    Pro forma         $621,561      $472,403
Earnings per share, basic:          As reported       $    .40      $    .31
                                    Pro forma         $    .37      $    .29
Earnings per share, diluted:        As reported       $    .39      $    .30
                                    Pro forma         $    .37      $    .28

The following table summarizes the transactions with respect to the Company's stock option plans for the three years ended December 31, 2006:

                                                  Weighted       Weighted
                                                   Average        Average
                                      Shares      Exercise       Remaining      Aggregate
                                    Subject to    Price Per     Contractual     Intrinsic
                                      Option        Share     Life (In Years)     Value
------------------------------------------------------------------------------------------
Outstanding, January 1, 2004          86,418       $11.53
      Granted                         14,500        19.51
      Exercised                     (24,178)         6.50
----------------------------------------------------------
Outstanding, December 31, 2004        76,740        14.63            6.4         $393,235
                                                                   =======================
      Granted                          2,500        19.90
      Exercised                      (7,240)         8.94
----------------------------------------------------------
Outstanding, December 31, 2005        72,000        15.38            6.0         $184,975
                                                                   =======================
      Granted                          2,500        17.00
      Exercised                     (12,500)        11.01
----------------------------------------------------------
Outstanding, December 31, 2006        62,000        16.33            5.6         $    --
==========================================================================================
Exercisable, December 31, 2006        58,250       $16.22            5.3         $    --
==========================================================================================

The fair value of each option grant is established on the date of grant using the Black-Scholes option pricing model. The fair value per option was estimated using the following assumptions:

                                      2006              2005             2004
--------------------------------------------------------------------------------
Expected option term                10 years          10 years         10 years
Risk-free interest rate                4.9%              4.3%             4.6%
Expected dividend yield                3.9%              3.5%             3.5%
Expected volatility factor            32.1%             33.0%            34.1%
Fair value per option                 $4.80             $5.89            $5.98

The Company recognized stock-based compensation expense related to stock options of $14,832 in 2006. As of December 31, 2006, the Company had $19,355 of unrecognized stock-based compensation expense related to nonvested stock option grants that will be recognized over a period of twenty months.

26 BIW LIMITED 2006 ANNUAL REPORT

NOTE 19

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION AND NON-CASH FINANCING
ACTIVITIES

Cash paid for interest for the years ended 2006, 2005, and 2004 was $836,920, $629,299 and $569,786, respectively.

Cash paid for income taxes for the years ended 2006, 2005 and 2004 was $12,781, $22,020 and $30,013, respectively.

Birmingham Utilities receives contributions of utility plant from developers. These contributions are reported in utility plant and in customers' advances for construction. The contributions are deducted from construction expenditures to determine cash expenditures by BUI.



                                                   December 31,
                                        2006           2005           2004
------------------------------------------------------------------------------
Gross plant additions                $3,908,318     $3,544,527     $2,111,381
Customers' advances
     for construction                  (281,206)      (243,932)      (337,663)
------------------------------------------------------------------------------
                                     $3,627,112     $3,300,595     $1,773,718
==============================================================================

NOTE 20

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

Financial data for reportable segments follows:

                           Operating    Operating                  Taxes on    Interest      Net        Total        Deferred
                            Revenues     Expenses   Depreciation    Income     Expense     Income       Assets     Tax Liability
--------------------------------------------------------------------------------------------------------------------------------
For the year ended
     December 31, 2006
Birmingham Utilities       $7,097,423   $3,983,294   $1,001,606   $  85,517   $ 868,132   $ 384,537   $34,734,989   $3,334,122
H2O Services               $2,158,500   $1,740,395   $   16,706   $  68,999   $  31,171   $ 264,115   $ 1,751,785   $      --
--------------------------------------------------------------------------------------------------------------------------------
     Total Consolidated    $9,255,923   $5,723,689   $1,018,312   $ 154,516   $ 899,303   $ 648,652   $36,486,774   $3,334,122
================================================================================================================================

For the year ended
     December 31, 2005
Birmingham Utilities       $6,846,174   $3,711,731   $  872,121   $ 203,956   $ 650,705   $ 466,543   $31,124,117   $2,929,554
H2O Services               $2,209,299   $1,818,570   $   15,795   $ 108,088   $  31,171   $ 192,243   $ 1,617,903   $      --
--------------------------------------------------------------------------------------------------------------------------------
     Total Consolidated    $9,055,473   $5,530,301   $  887,916   $ 312,044   $ 681,876   $ 658,786   $32,742,020   $2,929,554
================================================================================================================================

For the year ended
     December 31, 2004
Birmingham Utilities       $6,868,225   $4,149,787   $  749,114   $  58,940   $ 553,072   $ 144,118   $26,422,560   $2,554,657
H2O Services               $2,997,351   $2,421,535   $       --   $ 187,587   $  21,112   $ 367,117   $ 3,805,683   $      --
--------------------------------------------------------------------------------------------------------------------------------
     Total Consolidated    $9,865,576   $6,571,322   $  749,114   $ 246,527   $ 574,184   $ 511,235   $30,228,243   $2,554,657
================================================================================================================================

                                               BIW LIMITED 2006 ANNUAL REPORT 27

NOTE 21

QUARTERLY FINANCIAL DATA
(Unaudited)
                       Operating     Operating    Net Income  Earnings Per Share
                        Revenues       Income       (loss)     Basic    Diluted
--------------------------------------------------------------------------------
2006 First Quarter     $2,040,097   $  136,329   $  (38,731)   $(.02)    $(.02)
     Second Quarter     2,428,901      335,442      178,687    $ .11     $ .11
     Third Quarter      2,378,367      360,969      155,587    $ .09     $ .09
     Fourth Quarter     2,408,558      500,241      353,109    $ .21     $ .21
--------------------------------------------------------------------------------
          Total        $9,255,923   $1,332,981     $648,652    $ .39     $ .39
================================================================================

2005 First Quarter     $1,968,436   $  174,108    $  54,193    $ .03     $ .03
     Second Quarter     2,589,002      536,708      377,736    $ .23     $ .23
     Third Quarter      2,343,862      404,418      304,004    $ .18     $ .18
     Fourth Quarter     2,154,173       78,837      (77,147)   $(.04)    $(.05)
--------------------------------------------------------------------------------
          Total        $9,055,473   $1,194,071     $658,786    $ .40     $ .39
================================================================================

28 BIW LIMITED 2006 ANNUAL REPORT

SOURCES OF SUPPLY

WELLS

Located in Derby and Seymour with a safe daily yield of 3.0 million gallons per day (MGD) and 75 wells located in 16 towns in Eastern CT that service 33 satellite water systems.

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

EMERGENCY SUPPLY

Beaver Brook Reservoir System - 2.1 MGD surface water supply.

CUSTOMER BASE AND DEMAND

11,705 customers, 97% residential and commercial

Water delivered in 2006 - 1.12 Billion Gallons

Average daily demand - 3.07 MGD.

Maximum daily demand in 2006 - 3.97 MGD. Total safe daily yield - 8.0 MGD.

WORKFORCE

On March 1, 2007, the Company maintained a workforce of 40 full-time employees and 1 part-time employee, none of whom are affiliated with any union.

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

LEGAL COUNSEL

Wiggin and Dana LLP
New Haven, Connecticut

REGISTRAR AND TRANSFER AGENT

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10007

STOCK MARKET LISTING: AMEX

Under the Symbol: BIW

WEBSITE

www.buiweb.com

MARKET INFORMATION

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS
As of December 31, 2006, there were approximately 384 record holders of the Company's common stock. Approximately 71% of the Company's stock is held in "nominee" or "street" name. The Company's common stock trades on the American Stock Exchange under the symbol "BIW". The following table sets forth the dividend record for the Company's common stock and the range of bid prices for the last two calendar years. The stock prices are based upon American Stock Exchange records provided to the Company. The prices given are retail prices. Birmingham Utilities' Mortgage Bond Indenture under which its First Mortgage Bonds are issued contains provisions that limit the dividends BUI may pay under certain circumstances.



                                         High           Low      Dividend Paid
-------------------------------------------------------------------------------
2006

       First Quarter                    $18.73         16.73         $.17
       Second Quarter                    18.73         17.49          .17
       Third Quarter                     17.46         16.12          .17
       Fourth Quarter                    16.36         14.70          .17

2005

       First Quarter                    $20.58        $18.80        $ .17
       Second Quarter                    20.65         17.70          .17
       Third Quarter                     20.05         18.72          .17
       Fourth Quarter                    19.70         17.55          .17

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

BIW LIMITED
230 Beaver Street, PO Box 426  Ansonia, CT 06401-0426  203 735.1888